PROSPECTUS                                      FILED PURSUANT TO RULE 424(b)(4)
                                                REGISTRATION NO. 333-43523


                        ELGIN NATIONAL INDUSTRIES, INC.
             OFFER TO EXCHANGE 11% SERIES B SENIOR NOTES DUE 2007
                WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES
                ACT OF 1933, FOR ANY AND ALL OF ITS OUTSTANDING
                      11% SERIES A SENIOR NOTES DUE 2007

                             -------------------

  Elgin National Industries, Inc., a Delaware corporation (the "Company"), hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal (the "Letter of Transmittal") (which together with this Prospectus constitutes the "Exchange Offer"), to exchange up to $85 million aggregate principal amount of 11% Series B Senior Notes due 2007 (the "New Notes") of the Company for a like principal amount of the Company's issued and outstanding 11% Series A Senior Notes due 2007 (the "Old Notes" and, together with the New Notes, the "Notes") with the holders (each holder of Old Notes a "Holder") thereof. The terms of the New Notes are substantially identical to the terms of the Old Notes that are to be exchanged therefor. See "Description of the New Notes." The Company used the net proceeds of the offering of the Old Notes to finance the Recapitalization Transactions (as defined).

  Interest on the New Notes is payable semi-annually in arrears on May 1 and November 1 of each year, commencing on May 1, 1998. The New Notes will mature on November 1, 2007, unless previously redeemed, and the Company will not be required to make any mandatory redemption or sinking fund payments prior to maturity. The New Notes may be redeemed, in whole or in part, at any time on or after November 1, 2002 at the option of the Company, at the redemption prices set forth herein, plus, in each case, accrued and unpaid interest and premium to the date of redemption. In addition, at any time prior to November 1, 2000, the Company may, at its option, redeem up to $25.0 million in aggregate principal amount of the New Notes at a redemption price of 111.0% of the principal amount thereof, plus accrued and unpaid interest to the date of redemption, with the net cash proceeds of one or more public offerings of the Company's common stock, provided that not less than $60.0 million aggregate principal amount of the New Notes remains outstanding immediately after the occurrence of any such redemption. See "Description of New Notes--Optional Redemption."

  The New Notes will be general unsecured obligations of the Company and will rank senior in right of payment to all existing and future subordinated Indebtedness (as defined) of the Company and will rank pari passu in right of payment with all other current and future unsubordinated Indebtedness of the Company. The New Notes will be jointly, severally, fully and unconditionally guaranteed on a senior basis (the "Guarantees") by each of the Company's material domestic Subsidiaries (as defined) (the "Guarantors"). The Guarantees will be senior unsecured obligations and will rank senior in right of payment to all existing and future Indebtedness of the Guarantors that is subordinated to such Guarantees and will rank pari passu in right of payment with all other current and future unsubordinated obligations of the Guarantors. The Company is the borrower under the Senior Credit Facility (as defined), which is guaranteed by its material domestic Subsidiaries. Such borrowings and guarantees will be secured by the inventory and accounts receivable of the Company and the respective Guarantors and a pledge of the capital stock of the Company's material Subsidiaries, and may also be secured by the property, plant and equipment of the Company and the Guarantors. Accordingly, the New Notes and the Guarantees will be effectively
                                                          (continued on page 2)

  THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MAY 5, 1998, UNLESS EXTENDED, PROVIDED, HOWEVER, THAT NO EXTENSION WILL BE PERMITTED BEYOND MAY 18, 1998.

                             -------------------

  FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE NEW NOTES, INCLUDING BY HOLDERS OF OLD NOTES WHO TENDER THEIR OLD NOTES IN THE EXCHANGE OFFER, SEE "RISK FACTORS" BEGINNING ON PAGE 13 OF THIS PROSPECTUS.

                             -------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES  AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES  COMMISSION
     PASSED  UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS  PROSPECTUS.  ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The date of this Prospectus is April 3, 1998

(continued from preceding page)

subordinated to all obligations under the Senior Credit Facility and the guarantees of such obligations to the extent of the value of the assets securing such loans and guarantees. The Company has $20.0 million of credit available under the Senior Credit Facility. At December 31, 1997, the Company had approximately $0.8 million of pari passu Indebtedness outstanding (excluding $4.0 million in outstanding letters of credit and excluding payment and performance bonds). There is currently no amount of the Company's indebtedness that effectively ranks senior to the New Notes. The terms of the Indenture (as defined) will permit the Company and its Restricted Subsidiaries to incur additional indebtedness, subject to certain limitations. See "Description of Notes."

  In the event of a Change of Control (as defined), each holder of the New Notes will have the right to require the Company to make an offer to purchase such holder's Notes, in whole or in part, at a price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase. There can be no assurance that sufficient funds will be available at the time of any Change of Control to make any required purchases of the Notes tendered. See "Risk Factors-- Potential Inability to Fund a Change in Control Offer," and "Description of Notes--Repurchase at the Option of Holders--Change of Control."

  Prior to the Exchange Offer, there has been no established trading market for the New Notes. The Company does not intend to apply for listing or quotation of the New Notes on any securities exchange or stock market. Therefore, there can be no assurance as to the existence or liquidity of any trading market for the New Notes or that an active public market for the new Notes will develop. Any Old Notes not tendered and accepted in the Exchange Offer will remain outstanding. To the extent that Old Notes are tendered and accepted in the Exchange Offer, a Holder's ability to sell untendered, or tendered or unaccepted, Old Notes could be adversely affected. Following the consummation of the Exchange Offer, the Holders of Old Notes will continue to be subject to the existing restrictions on transfer thereof and the Company will have no further obligations to such Holders to provide for the registration of the Old Notes under the Securities Act. See "Exchange Offer-- Consequences of not Exchanging Old Notes." Broker-dealers selling the New Notes may be deemed to be "underwriters" under the Securities Act (as defined herein).

  The Company accepts for exchange any and all Old Notes that are validly tendered and not withdrawn on or prior to 5:00 p.m., New York City time, on May 5, 1998, or such later time and date to which the Exchange Offer is extended (the "Expiration Date"). Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time on the Expiration Date. The Exchange Offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange. However, the Exchange Offer is subject to certain customary conditions which may be waived by the Company. The Company has agreed to pay the expenses of the Exchange Offer. There will be no cash proceeds to the Company from the Exchange Offer. See "Use of Proceeds."

  The Old Notes were issued and sold (the "Old Notes Offering") on November 5, 1997 (the "Closing Date") in a transaction that was not registered under the Securities Act of 1933, as amended (the "Securities Act"), in reliance upon the exemption provided in Section 4(2) of the Securities Act. Accordingly, the Old Notes may not be reoffered, resold or otherwise pledged, hypothecated or transferred in the United States unless so registered or unless an applicable exemption from the registration requirements of the Securities Act is available. The New Notes are being offered for exchange in order to satisfy certain obligations of the Company under the Registration Rights Agreement (as defined herein) between the Company and the Initial Purchasers (as defined herein). The New Notes will be obligations of the Company evidencing the same indebtedness as the Old Notes and will be entitled to the benefits of the same Indenture which governs both the Old Notes and the New Notes. The form and terms (including principal amount, interest rate, maturity and ranking) of the New Notes are the same as the form and terms of the Old Notes except that the New Notes (i) have been registered under

                                                          (continued on page 3)

(continued from preceding page)

the Securities Act and therefore are not subject to certain restrictions on transfer applicable to the Old Notes; (ii) will not be entitled to registration rights; and (iii) will not provide for Liquidated Damages (as defined herein). See "The Exchange Offer--Registration Rights Agreement."

  The Company is making the Exchange Offer pursuant to the registration statement of which this Prospectus is a part in reliance upon the position of the staff of the Securities and Exchange Commission (the "Commission") set forth in certain no-action letters addressed to other parties in other transactions. However, the Company has not sought its own no-action letter and there can be no assurance that the staff of the Commission would make a similar determination with respect to the Exchange Offer. Based on these interpretations by the staff of the Commission, the Company believes that the New Notes issued pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by holders thereof (other than (i) any such holder that is an "affiliate" of the Issuers within the meaning of Rule 405 under the Securities Act; (ii) an Initial Purchaser or holder who acquired the Old Notes directly from the Issuers solely in order to resell pursuant to Rule 144A under the Securities Act or any other available exemption under the Securities Act; or (iii) a broker-dealer who acquired the Old Notes as a result of market-making or other trading activities) without further compliance with the registration and prospectus delivery requirements of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business and such holder is not participating and has no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of such New Notes. Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of one year after the date on which the Exchange Offer is consummated, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

                             AVAILABLE INFORMATION

  The Company has filed with the Commission a registration statement on Form S-4 (the "Registration Statement") pursuant to the Securities Act, and the rules and regulations promulgated thereunder, covering the New Notes being offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the New Notes, reference is hereby made to the Registration Statement. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to in the Registration Statement are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

  The Registration Statement, such reports and other information that have been filed with the Commission can be inspected and copied at the offices of Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the following regional offices of the Commission: Seven World Trade Center, Suite 1300, New York, New York 10048; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such material also may be accessed electronically by means of the Commission's home page on the Internet (http://www.sec.gov).

                                    SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless the context indicates or otherwise requires, references in this Prospectus to the "Company" are to Elgin National Industries, Inc. and its subsidiaries on a consolidated basis. Unless otherwise indicated, pro forma information in this Prospectus gives effect to the Old Notes Offering, the application of the net proceeds therefrom and the consummation of the Recapitalization Transactions.

                                  THE COMPANY

  Elgin owns and operates a diversified group of middle-market industrial manufacturing and engineering services businesses. The Company focuses on operating businesses with leading positions in niche markets, consistent operating profitability, diverse customer bases, efficient production capabilities and broad product lines serving stable industries. The Company is comprised of ten business units that are organized into two operating groups. Through its Manufactured Products Group, Elgin is a leading manufacturer and supplier of custom-designed, highly engineered products used by a wide variety of customers in the industrial equipment, durable goods, mining, mineral processing and electric utility industries. Through its Engineering Services Group, Elgin provides design, engineering, procurement and construction management services for mineral processing and bulk materials handling systems used in the mining, mineral processing, electric utility and the rail and marine transportation industries.

  Elgin's business strategy is to increase the sales and profitability of its businesses by building upon its competitive strengths. Key elements of this strategy include: (i) the application of existing product and design capabilities to new markets; (ii) increased focus on international markets;
(iii) facilities expansion and manufacturing cost improvements; and (iv) the acquisition, consolidation and integration of related businesses. Elgin believes that the diversified nature of its products and the increasingly diversified nature of the end markets served by its businesses reduce the effect of operating performance fluctuations in any single operating unit and cyclical downturns within individual industries and end markets. The Company's total net sales for the year ended December 31, 1997 was $139.6 million, EBITDA (as defined herein) was $16.4 million for the same period and net income was $4.5 million. The value of EBITDA as a measure of comparison may be limited since no uniform standards exist regarding its calculation.

MANUFACTURED PRODUCTS GROUP

  The Manufactured Products Group is comprised of eight operating businesses which manufacture and market products used in the industrial equipment, durable goods, mining, mineral processing and electric utility industries. Elgin is a leading U.S. manufacturer of cold-headed, long-length, small-diameter threaded fasteners instrumental in the manufacture of fractional horsepower electric motors and a leading producer of centrifuges and vibrating screens used in coal preparation plants. In addition, Elgin manufactures cold-headed precision components used by manufacturers of diesel truck engines and transmissions, high and low voltage transformers, switch gear equipment and custom steel products. Cold-headed components are produced by forcing steel rods into a die, rather than through a hot forging process. Elgin also provides after-market replacement parts and service for many of its products. The Manufactured Products Group is comprised of businesses which have provided products and services for an average of over 36 years. The Group's products were sold to more than 1,900 customers in 1997, with no single customer accounting for more than 4% of the Group's net sales. End-users of the Manufactured Products Group's products include Consolidation Coal, Detroit Diesel, Emerson Electric, General Electric, General Motors, Mack Truck, Peabody Coal and Toyota. For the year ended December 31, 1997, the Manufactured Products Group generated net sales and EBITDA, excluding unallocated corporate overhead, of $78.6 million and $17.2 million, respectively.

ENGINEERING SERVICES GROUP

  The Engineering Services Group is comprised of two operating units which provide design, engineering, procurement and construction management services to the mining, mineral processing, electric utility and rail and marine transportation industries. The Engineering Services Group is known domestically and internationally for its expertise in the areas of mineral processing and bulk materials handling. The Group is the U.S. leader in the design and construction of coal preparation plants. The Company believes that it is well positioned to take advantage of the expanding international demand for engineering services, driven by increased regional economic growth, increased construction of electric utilities and modern mining and processing facilities, and expanding environmental regulation. Representative customers of the Engineering Services Group include Bechtel Power, Consolidation Coal, Katowice Holding (Poland), KHD Humboldt Wedag (Thailand), Tennessee Valley Authority, Vulcan Materials and Zeigler Coal. For the year ended December 31, 1997, the Engineering Services Group generated net sales and EBITDA, excluding unallocated corporate overhead, of $61.0 million and $4.2 million, respectively.

PRINCIPAL OPERATING COMPANIES

  Set forth below is a brief description of Elgin's principal operating companies:

 MANUFACTURED PRODUCTS GROUP

  Ohio Rod Products Company ("Ohio Rod"), a division of Elgin, is a leading U.S. manufacturer of cold-headed, long-length, small-diameter threaded fasteners used in a wide variety of applications including fractional horsepower electric motors, skate-wheel conveyor systems, cable reels and roofing systems. In existence for 50 years, Ohio Rod has established a reputation for producing high quality fastener products in each of its principal markets, serving a broad customer base that includes over 600 active accounts. Management believes that Ohio Rod has a broader product line than any of its competitors. Ohio Rod had net sales of $23.4 million for the year ended December 31, 1997.

  Tabor Machine Company ("Tabor") and Norris Screen and Manufacturing Inc. ("Norris"), each a wholly owned subsidiary of Elgin, manufacture and supply vibrating screens and replacement parts used in the coal, aggregates (sand, gravel and crushed rock) and mining industries. Tabor is a leading supplier of vibrating screens and replacement parts to the eastern U.S. coal industry, which it has served for over 35 years. Norris manufactures stainless steel profile wire and polyurethane screen surfaces for stationary and vibrating screens and sieve bends sold to distributors and directly to end users, primarily in the eastern U.S. coal industry. Tabor and Norris had combined net sales of $14.9 million (of which approximately $12.7 million was derived from the sale of service and replacement parts) for the year ended December 31, 1997.

  Centrifugal and Mechanical Industries ("CMI"), a division of Elgin, and Centrifugal Services, Inc. ("CSI"), a wholly owned subsidiary of Elgin, are leading designers and manufacturers of centrifuges and replacement parts used in the coal industry to separate liquids and solids. For over 50 years, CMI has served the U.S. coal processing industry and has, more recently, developed new applications for its products in the minerals, chemical and metal recycling industries. CMI is the leading original equipment manufacturer ("OEM") of centrifuges used in the U.S. coal industry and, together with CSI, which was acquired in 1995, is the leading U.S. provider of replacement parts and repair services for coal centrifuges. CMI and CSI had combined net sales of $13.7 million (of which approximately $11.4 million was derived from the sale of service and replacement parts) for the year ended December 31, 1997.

  Mining Controls, Inc. ("Mining Controls"), a wholly owned subsidiary of Elgin, manufactures specialty high and low voltage transformers and switch gear equipment and certain standard electrical products for use in underground mining and tunneling operations. For over 20 years, Mining Controls' products have been used in the mining industry. Through two acquisitions, Mining Controls has expanded its product line to include specialized electrical power control equipment and power factor correction and harmonic control equipment sold to a variety of industrial customers. Mining Controls had net sales of $12.4 million for the year ended December 31, 1997.

  Chandler Products ("Chandler"), a division of Elgin, manufactures cold-headed precision threaded components used in heavy duty diesel engines and transmissions, hand tools and other specialty applications. For over 66 years, Chandler has specialized in the manufacture of custom designed, precision engineered, complex shaped, close tolerance products. Chandler had net sales of $8.0 million for the year ended December 31, 1997.

  Clinch River Corporation ("Clinch River"), a wholly owned subsidiary of Elgin, is a full-service steel fabricator utilizing design, engineering and fabrication capabilities to meet specific customer requirements. Clinch River has served the coal mining and utility industries in the southeastern United States for over 27 years. Clinch River had net sales of $6.2 million for the year ended December 31, 1997.

 ENGINEERING SERVICES GROUP

  Roberts & Schaefer Company ("R&S") and Soros Associates, Inc. ("Soros"), each a wholly owned subsidiary of Elgin, provide design, engineering, procurement and construction management services principally to the mining, mineral processing, electric utility and rail and marine transportation industries. R&S provides services ranging from small engineering-only studies to turnkey project development. R&S, founded in 1903, is the U.S. leader in the design and construction of coal preparation plants, and its reputation has led to increased activity in other mineral projects and increased international business. R&S focuses on projects that are less than $25 million in size, where management believes R&S can best utilize its design, engineering and construction management capabilities as a competitive advantage while reducing its risk. Soros is a leading design and consulting firm specializing in port and marine facilities. Elgin acquired Soros in 1994 to strengthen the Company's capabilities in the design of port and marine facilities. R&S and Soros had combined net sales of $61.0 million for the year ended December 31, 1997.

COMPETITIVE STRENGTHS

  Elgin believes that it has the following competitive strengths:

  Strong Market Positions. The Company's reputation for high quality products, strong engineering capabilities and customer service has allowed it to establish significant market shares in many of the markets it serves. Ohio Rod is a leading U.S. manufacturer of cold-headed, long-length, small-diameter threaded fasteners; CMI is, in the Company's estimation, the leading manufacturer of coal centrifuges used in the United States and, together with CSI, is the leading supplier of replacement parts for such centrifuges; Tabor, together with Norris, is a leading manufacturer of vibrating screens and provider of replacement parts sold to the eastern U.S. coal industry; and R&S is the leading U.S. firm for the design and construction management of coal preparation plants.

  Focus on Niche Markets. Elgin focuses on niche markets within mature industry groups to allow it to achieve strong market positions and generate consistent operating profitability. Management believes that the Company's efficient and flexible production processes and consistent capital investment over the years, together with its advanced design and engineering capabilities, have created significant barriers to entry in its markets and have allowed it to establish and maintain a high degree of customer loyalty.

  Replacement Part Sales for Installed Equipment Base. Approximately 30% of the Manufactured Products Group's net sales for the year ended December 31, 1997 were from replacement parts and services. Replacement part sales have been more stable and predictable than OEM equipment sales and typically generate higher profit margins. Replacement parts and service sales accounted for over 80% of CMI and CSI combined sales and over 80% of the combined sales of Tabor and Norris during the year ended December 31, 1997. CMI's installed base of over 1,800 centrifuges in the U.S. results in significant ongoing replacement part sales. In addition, the Company's 1995 acquisition of CSI, a leading after-market supplier of centrifuge parts, expanded its after-market parts and service capabilities. Components sold by Tabor, Norris, CMI and CSI are regularly replaced in connection with the ongoing maintenance of mining and processing facilities.

  Stability Through Diversification. Elgin manufactures and provides a broad range of goods and services both domestically and internationally to stable and mature industries, including industrial equipment, durable goods, coal, other mining and mineral processing, electric utility and rail and marine transportation industries. The Company believes that its increasing diversification reduces the effects of individual industry business cycles and economic trends that may adversely affect the demand for individual products.

  Established Businesses; Long-Term Customer Relationships. Elgin's businesses have long and established operating histories. The Company's businesses have been operating for an average of over 42 years and enjoy stable and long-term relationships with their customers. In excess of 50% of the Company's sales during the year ending December 31, 1997 were to companies that have been customers of the Company for at least five years.

  Experienced, Stable and Committed Management. The Company's businesses are run by operating managers who have an average tenure with the Company of over 16 years. The Company's Chief Executive Officer, Chief Operating Officer and Chief Financial Officer (collectively, "Senior Management") beneficially own and control 100% of the capital stock of Elgin. Members of Senior Management successfully led the Company through leveraged recapitalizations in 1988 and 1993, significantly reducing the Company's leverage following each such transaction.

BUSINESS STRATEGY

  The Company's business strategy is to increase the sales, cash flow and profitability of each business unit as follows:

  Expand Product Offerings and Applications of Existing Product Capabilities. Elgin seeks to build on its core strengths by entering new markets with its products and services. For example, in the Manufactured Products Group, CMI is applying its centrifugal dryer expertise, originally developed for the coal industry, to other industrial applications in the minerals, chemical and metal recycling industries. Similarly, in the Engineering Services Group, R&S is applying its expertise in the design and construction management of processing and bulk materials handling systems, originally developed for the coal mining industry, to the aggregates, electric utility, cement, metals, industrial minerals and other industries.

  Increase International Sales. The Company has been active in international markets for over 20 years, primarily through R&S. Since the early 1990s, the Company has expanded the scope of its international marketing efforts. The Company seeks to leverage its U.S. reputation for providing high quality design and engineering services, and OEM products and related parts and services. The Company also seeks to take advantage of expanding international demand for expertise in the design and engineering of coal mining, mineral processing and other bulk material handling systems. As a result of the Company's increased focus on international markets, the Company's international sales increased to approximately 17% of total net sales in 1997, compared to 15% and 7%, respectively, in 1996 and 1995. The majority of the Company's foreign sales and costs are denominated in U.S. Dollars. With respect to transactions denominated in foreign currencies, the Company attempts to mitigate foreign exchange risk by contractually shifting the burden of such risk to the other party to the transaction.

  Maintain Cost-Efficient Equipment and Production Facilities. The Company has maintained, upgraded and expanded its equipment and production facilities, and plans to continue its strategy of focused capital investment to maximize operating efficiency while meeting specific customer demands. Elgin has identified certain of its facilities where production cost reductions or sales increases can be achieved through equipment modernization and plant expansion.

  Pursue Strategic Acquisitions. The Company believes that its position within the industries it serves provides it with attractive opportunities to acquire complementary businesses and product lines. Elgin believes that its five small strategic acquisitions since 1989 have been made at attractive purchase prices and have demonstrated the Company's ability to successfully integrate new businesses into its existing operations. Elgin will consider acquisitions that
(i) add complementary products or technical capabilities, (ii) give it access to new customers or (iii) allow it to further penetrate its existing customer base.

                       THE RECAPITALIZATION TRANSACTIONS

  On November 5, 1997, pursuant to a Repurchase Agreement dated October 15, 1997 among the Company (then known as ENI Holding Corp. ("ENI")), its subsidiary, Elgin National Industries, Inc., and all of the shareholders of ENI (the "Repurchase Agreement"): (i) ENI and its subsidiary, Elgin National Industries, Inc., using part of the proceeds of the Old Notes Offering, repurchased all common stock, preferred stock and common stock warrants of ENI not owned by Senior Management; (ii) the subsidiary, Elgin National Industries, Inc., using part of the proceeds of the Old Notes Offering, repaid all senior subordinated indebtedness, including the payment of prepayment fees; (iii) the subsidiary, Elgin National Industries, Inc. merged into ENI with ENI remaining as the surviving entity; (iv) following such merger, ENI changed its name to Elgin National Industries, Inc.; and (v) the Company and the Guarantors entered into an amended senior credit facility (the "Senior Credit Facility"). As a result of these transactions (collectively, the "Recapitalization Transactions"), Senior Management beneficially owns all of the outstanding capital stock of the Company. A description of the sources and uses of funds associated with the Recapitalization Transactions is presented under "Use of Proceeds."

                                     * * *

  The Company is a Delaware corporation with its executive offices located at 2001 Butterfield Road, Suite 1020, Downers Grove, Illinois 60515-1050, and its telephone number is (630) 434-7243.

                               THE EXCHANGE OFFER

Securities Offered..........  $85,000,000 principal amount of 11% Series B
                              Senior Notes due 2007. The terms of the New Notes and the Old Notes are identical in all material respects, except for certain transfer restrictions and registration rights relating to the Old Notes and except for certain Liquidated Damages provisions relating to the Old Notes described below under "--Summary Description of the New Notes."

Issuance of Old Notes;
 Registration Rights........
                              On November 5, 1997, the Old Notes were issued to BancAmerica Robertson Stephens and CIBC Oppenheimer Corp. (formerly known as CIBC Wood Gundy Securities Corp.) (collectively, the "Initial Purchasers"). The Old Notes were placed with "qualified institutional buyers" (as such term is defined in Rule 144A promulgated under the Securities Act) and institutional "accredited investors" (as such term is defined in Rule 501(A)(1), (2), (3) or (7) under the Securities
                              Act). In connection therewith, the Company executed and delivered for the benefit of the holders of Old Notes a registration rights agreement (the "Registration Rights Agreement"), pursuant to which the Company agreed (i) to file a registration statement (the "Registration Statement") on or prior to January 4, 1998 with respect to the Exchange Offer and (ii) to use its best efforts to cause the Registration Statement to be declared effective by the Commission on or prior to April 4, 1998. In certain circumstances, the Company will be required to provide a shelf registration statement (the "Shelf Registration Statement") to cover resales of the Old Notes by the holders thereof. If the Company does not comply with its obligations under the Registration Rights Agreement, it will be required to pay Liquidated Damages to holders of the Old Notes under certain circumstances. See "The Exchange Offer--Registration Rights Agreement."

The Exchange Offer..........  The New Notes are being offered in exchange for a like principal amount of Old Notes. The issuance of the New Notes is intended to satisfy the obligations of the Company contained in the Registration Rights Agreement. Based upon the position of the staff of the Commission set forth in no-action letters issued to third parties in other transactions substantially similar to the Exchange Offer (Exxon Capital Holdings Corporation (available April 13, 1988), Morgan Stanley & Co., Inc. (available June 5, 1991) and Shearman and Sterling (available July 2, 1993)), the Company believes that the New Notes issued pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by holders thereof (other than (i) any such holder that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act;
                              (ii) an Initial Purchaser who acquired the Old Notes directly from the Company solely in order to resell pursuant to Rule 144A of the Securities Act or any other available exemption under the Securities Act; or (iii) a broker-dealer who acquired the Old Notes as a result of market making or other trading activities) without further compliance with the registration and prospectus delivery requirements of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business and such holder is not participating and has no arrangement with any person to participate in a distribution (within the meaning of the Securities Act) of the New Notes. Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale for the New Notes. Although there has been no indication of any change in the staff's position, there can be no assurance that the staff of the Commission would make a similar determination with respect to the resale of the New Notes. See "Risk Factors."

Procedures for Tendering....  Tendering holders of Old Notes must complete and sign the Letter of Transmittal in accordance with the instructions contained therein and forward the same by mail, facsimile or hand delivery, together with any other required documents, to the Exchange Agent (as defined herein), either with the Old Notes to be tendered or in compliance with the specified procedures for guaranteed delivery of Old Notes. Holders of the Old Notes desiring to tender such Old Notes in exchange for New Notes should allow sufficient time to ensure timely delivery. Certain brokers, dealers, commercial banks, trust companies and other nominees may also effect tenders by book-entry transfer. Holders of Old Notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee are urged to contact such person promptly if they wish to tender Old Notes pursuant to the Exchange Offer. Letters of Transmittal and certificates representing Old Notes should not be sent to the Company. Such documents should only be sent to the Exchange Agent. Questions regarding how to tender and requests for information should be directed to the Exchange Agent. See "The Exchange Offer--Procedures for Tendering Old Notes."

Tenders; Expiration Date;
 Withdrawal.................  The Exchange Offer will expire on 5:00 p.m., New
                              York City time, on May 5, 1998, or such later date and time to which the Exchange Offer is extended (the "Expiration Date"). The tender of Old Notes pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date. Certificates representing Old Notes not accepted for exchange for any reason will be returned without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer. See "The Exchange Offer Terms of the Exchange Offer; Period for Tendering Old Notes" and "-- Withdrawal Rights."

Certain Conditions to the
 Exchange Offer.............
                              The Exchange Offer is subject to certain customary conditions, all of which may be waived by the Company, including the absence of (i) threatened or pending proceedings seeking to restrain the Exchange Offer or resulting in a material delay to the Exchange Offer; (ii) a general suspension of trading on any national securities exchange or in the over-the-counter market; (iii) a banking moratorium; (iv) a commencement of war, armed hostilities or other similar international calamity directly or indirectly involving the United States; and (v) change or threatened change in the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Company and its subsidiaries taken as a whole that, in the reasonable judgment of the Company, is or may be adverse to the Company. The Company shall not be required to accept for exchange, or to issue New Notes in exchange for, any Old Notes, if at any time before the acceptance of such Old Notes for exchange or the exchange of the New Notes for such Old Notes, any of the foregoing events occurs which, in the sole judgment of the Company, make it inadvisable to proceed with the Exchange Offer and/or with such acceptance for exchange or with such exchange. If the Company fails to consummate the Exchange Offer because the Exchange Offer is not permitted by applicable law or Commission policy, it will file with the Commission a Shelf Registration Statement to cover resales of the Transfer Restricted Securities (as defined herein) by the holders thereof who satisfy certain conditions. If the Company fails to consummate the Exchange Offer or file a Shelf Registration Statement in accordance with the Registration Rights Agreements, the Company will pay Liquidated Damages (as defined herein) to each holder of Transfer Restricted Securities until the cure of all Registration Defaults (as defined herein). The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Old Notes being tendered for exchange. See "The Exchange Offer--Registration Rights; Liquidated Damages" and "--Certain Conditions to the Exchange Offer."

Federal Income Tax            For Federal income tax purposes, the exchange
 Consequences...............  pursuant to the Exchange Offer will not result in any income, gain or loss to the Holders or the Company. See "Certain Federal Income Tax
                              Considerations."

Use of Proceeds.............  There will be no proceeds to the Company from the exchange pursuant to the Exchange Offer.
Exchange Agent..............  Norwest Bank Minnesota, National Association, is
                              serving as Exchange Agent in connection with the Notes in the Exchange Offer.

                  CONSEQUENCES OF NOT EXCHANGING THE OLD NOTES

  Holders of Old Notes who do not exchange their Old Notes for New Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Old Notes as set forth in the legend thereon as a consequence of the issuance of the Old Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not currently anticipate that it will register the Old Notes under the Securities Act. See "Risk Factors--Consequences of Exchange and Failure to Exchange" and "The Exchange Offer--Consequences of Not Exchanging Old Notes."

                                 THE NEW NOTES

Issuer......................  Elgin National Industries, Inc.

Securities Offered..........  $85,000,000 principal amount of 11% Series B
                              Senior Notes due 2007.

Maturity Date...............  November 1, 2007.

Interest Payment Dates......  May 1 and November 1, commencing May 1, 1998.

Mandatory Sinking Fund or
 Redemption.................
                              None.

Optional Redemption.........  The New Notes may be redeemed, in whole or in part, at any time on or after November 1, 2002 at the option of the Company, at the redemption prices set forth herein, plus, in each case, accrued and unpaid interest, and Liquidated Damages, if any, to the date of redemption. In addition, at any time prior to November 1, 2000 the Company may, at its option, redeem up to $25.0 million in aggregate principal amount of the New Notes at a redemption price of 111.0% of the principal amount thereof, plus accrued and unpaid interest thereon and Liquidated Damages, if any, to the date of redemption, with the net cash proceeds of one or more public offerings of the Company's common stock, provided that not less than $60.0 million aggregate principal amount of the New Notes remains outstanding immediately after the occurrence of any such redemption.

Change of Control...........  In the event of a Change of Control, each holder of the New Notes will have the right to require the Company to make an offer to purchase such holder's New Notes, in whole or in part, at a price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, and Liquidated Damages, if any, to the date of purchase. There can be no assurance that sufficient funds will be available at the time of any Change of Control to make any required purchases of the Notes tendered. See "Risk Factors--Potential Inability to Fund a Change in Control Offer."

Ranking.....................  The New Notes will be general unsecured obligations of the Company and will rank senior in right of payment to all existing and future subordinated indebtedness of the Company and will rank pari passu in right of payment with all other current and future unsubordinated indebtedness of the Company.

Guarantees..................  The New Notes will be unconditionally guaranteed
                              (the "Guarantees") by each of the Company's material domestic Restricted Subsidiaries, consisting of Tabor Machine Company, Norris Screen and Manufacturing Inc., TranService, Inc., Centrifugal Services, Inc., Mining Controls, Inc., Clinch River Corporation, Roberts & Schaefer Company and Soros Associates, Inc. (collectively, the "Guarantors"). The Guarantees will be senior unsecured obligations and will rank senior in right of payment to all existing and future indebtedness of the Guarantors that is subordinated to such Guarantees and will rank pari passu in right of payment with all other current and future unsubordinated obligations of each Guarantor.

Effective Subordination.....
                              The Company will be the borrower and the Guarantors are guarantors under the Senior Credit Facility. Such borrowings and guarantees will be secured by the inventory and accounts receivable of the Company and the respective Guarantors and may be secured by property, plant and equipment of the Company and the Guarantors if there is a default or event of default under the Senior Credit Facility. Accordingly, the New Notes and the Guarantees will be effectively subordinated to all obligations under the Senior Credit Facility and the guarantees of such obligations to the extent of the value of the assets securing such loans and guarantees. The Company has $20 million of credit available under the Senior Credit Facility. At December 31, 1997, there was $0.8 million of aggregate senior Indebtedness outstanding in addition to the Notes, excluding $4.0 million in outstanding letters of credit and excluding payment and performance bonds. As of such date, there would have been no other pari passu Indebtedness and no subordinated Indebtedness of the Company or any Guarantor outstanding. There is currently no amount of the Company's indebtedness that effectively ranks senior to the New Notes. The terms of the Indenture will permit the Company and its Restricted Subsidiaries to incur additional Indebtedness, subject to certain limitations.

Certain Covenants...........  The Indenture will, among other things, limit the ability of the Company and its Restricted
                              Subsidiaries to: incur additional Indebtedness; make certain restricted payments; make certain investments; grant liens on assets; sell assets; enter into transactions with Affiliates; and merge, consolidate or transfer substantially all of their assets.

Registration Rights           The Company and the Guarantors have agreed to
 Agreement..................  file within 60 days after the Issue Date, and to cause to become effective within 150 days of the Issue Date, a registration statement under the Securities

                              Act with respect to an offer to Holders to exchange the Old Notes (and the related Guarantees) for the New Notes (and related Guarantees). In the event that the Exchange Offer is not consummated within 180 days of the Issue Date or, under certain circumstances, if the Initial Purchasers so request, the Company and the Guarantors will cause to become effective under the Securities Act a Shelf Registration Statement with respect to the resale of the Notes and keep such Shelf Registration Statement effective until two years after the effective date thereof. In the event the foregoing registration requirements are not met, a Registration Default shall be deemed to have occurred and specified Liquidated Damages will become payable with respect to the Old Notes until such Registration Default has been cured.

Use of Proceeds.............  The Company will receive no proceeds from the
                              Exchange Offer. The gross proceeds to the Company from the Old Notes Offering was $85.0 million. The Company used such proceeds to effect the Recapitalization Transactions, for general corporate purposes and to pay related fees and expenses. See "Use of Proceeds."

Risk Factors................  See "Risk Factors" beginning on page 13 for a discussion of certain factors that should be considered by prospective purchasers of the New Notes (including holders of the Old Notes participating in the Exchange Offer), including factors affecting forward-looking statements.

  A description of the terms and conditions of the New Notes, including definitions of terms which are capitalized above, is set forth herein under "Description of New Notes."

          SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

  The following table presents summary historical and pro forma financial information of the Company. The summary historical financial data as of the dates and for the periods indicated were derived from the audited consolidated financial statements of the Company. The summary financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Selected Historical and Pro Forma Consolidated Financial Data" and the Company's audited consolidated financial statements and notes thereto, which are included in this Offering Memorandum. The pro forma financial data for the twelve months ended December 31, 1997 is derived from the audited consolidated financial statements of the Company and is pro forma for the Old Notes Offering and the Recapitalization Transactions.

                                              FISCAL YEAR ENDED DECEMBER 31,
                                       ------------------------------------------------
                                         1993      1994    1995 (A)    1996      1997
                                       --------  --------  --------  --------  --------
                                                      (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Net sales............................  $143,655  $197,284  $126,839  $135,651  $139,615
Cost of sales........................   116,784   167,170   102,654   100,119   102,744
                                       --------  --------  --------  --------  --------
 Gross profit........................    26,871    30,114    24,185    35,532    36,871
Selling, general and administrative
 expenses............................    19,884    19,356    19,891    21,226    21,840
Amortization expense.................       877     3,050     3,052     3,085     3,447
                                       --------  --------  --------  --------  --------
 Operating income....................     6,110     7,708     1,242    11,221    11,584
Other expenses (income):
 Interest expense, net...............     2,771     6,270     4,807     3,340     3,471
 Gain on the sale of product line....       --        --     (2,520)      --        --
                                       --------  --------  --------  --------  --------
Income (loss) from continuing
 operations before income taxes......     3,339     1,438    (1,045)    7,881     8,113
Provision for income taxes...........     1,285       668       124     3,191     3,187
                                       --------  --------  --------  --------  --------
Income (loss) from continuing
 operations..........................     2,054       770    (1,169)    4,690     4,926
Income from discontinued
 operations, net of income taxes (b).     2,426       889       876       174       122
                                       --------  --------  --------  --------  --------
Income (loss) before extraordinary
 item................................     4,480     1,659      (293)    4,864     5,048
Extraordinary loss on early
 extinguishment of debt, net of
 income tax (c)......................       --        --        --        --       (582)
                                       --------  --------  --------  --------  --------
Net income (loss)....................  $  4,480  $  1,659  $   (293) $  4,864  $  4,466
                                       ========  ========  ========  ========  ========
OTHER FINANCIAL DATA:
Gross margin %.......................      18.7%     15.3%     19.1%     26.2%     26.4%
EBITDA (d)...........................  $ 10,493  $ 13,712  $  5,964  $ 15,850  $ 16,396
EBITDA margin %......................       7.3%      7.0%      4.7%     11.7%     11.7%
Depreciation and amortization (e)....  $  3,278  $  5,776  $  5,497  $  5,382  $  5,569
Capital expenditures (e).............  $  2,521  $  1,506  $  1,501  $  1,739  $  1,974
Ratio of earnings to fixed charges
 (f).................................       1.9x      1.2x      0.8x      2.6x      2.5x
Net cash provided by operating
 activities..........................     4,941     8,037       142    17,506     1,008
Net cash (used in) provided by
 investing activities................   (64,545)      722    24,478     1,935    (1,948)
Net cash provided by (used in)
 financing activities................    59,704   (11,481)  (22,285)  (10,785)     (714)
OPERATING UNIT DATA:
Net Sales:
 Manufactured Products Group.........  $ 66,211  $ 75,698  $ 74,859  $ 78,952  $ 78,592
 Engineering Services Group..........    77,444   121,586    51,980    56,699    61,023
                                       --------  --------  --------  --------  --------
   Total Net Sales...................  $143,655  $197,284  $126,839  $135,651  $139,615
                                       ========  ========  ========  ========  ========
EBITDA:
 Manufactured Products Group.........  $ 12,398  $ 16,304  $ 15,566  $ 16,412  $ 17,166
 Engineering Services Group..........     2,256     1,011    (5,724)    3,860     4,201
                                       --------  --------  --------  --------  --------
   Total operating unit EBITDA.......    14,654    17,315     9,842    20,272    21,367
 Corporate overhead..................    (4,161)   (3,603)   (3,878)   (4,422)   (4,971)
                                       --------  --------  --------  --------  --------
   Total EBITDA......................  $ 10,493  $ 13,712  $  5,964  $ 15,850  $ 16,396
                                       ========  ========  ========  ========  ========

PRO FORMA FINANCIAL DATA:
Ratio of EBITDA to cash interest expense................................    1.7x
Ratio of net debt to EBITDA (g).........................................    4.7x
Ratio of earnings to fixed charges......................................    1.3x
Net cash used in operating activities................................... (2,812)
Net cash used by investing activities................................... (1,948)
Net cash used in financing activities...................................   (293)

                                                              DECEMBER 31, 1997
                                                              -----------------
Balance Sheet Data:
Cash and cash equivalents....................................     $  9,337
Working capital less cash and cash equivalents...............       13,898
Property, plant and equipment, net...........................       13,582
Total assets.................................................      102,879
Total debt...................................................       85,751
Redeemable preferred stock and redeemable preferred stock
 units.......................................................       13,226
Stockholder's deficit........................................      (31,860)

-------
(a) The Company's 1995 performance was adversely affected by a loss of approximately $7.8 million on a single turnkey project of the Engineering Services Group that was completed in that year, and which resulted in significant operating and control changes in that Group. See "Management's Discussion and Financial Condition and Results of Operations--Results of Operations" and "Business--Engineering Services Group--Roberts & Schaefer Company."

(b) Income from discontinued operations is comprised of earnings of GC Thorsen, Inc. (sold in 1995), American Fastener Corporation (sold in
    1996), along with the associated gain on the sale of those businesses, and an investment in a limited partnership (disposed of in 1993) plus management fees (paid in 1993), net of income taxes.

(c) The loss on the early extinguishment of debt resulted from the retirement of subordinated debt from proceeds of the Senior Notes and included amortization of the remaining financing costs and a prepayment penalty.

(d) EBITDA is income (loss) from continuing operations before income taxes plus interest expense, depreciation, amortization and other non-cash income and expense. In the periods presented, the following non-cash items were included in income from continuing operations but excluded from
    EBITDA: (i) allocated income from pension overfunding resulting from the Company's overfunded pension plan; (ii) inventory revaluation expense related to the market valuation of inventory in conjunction with the 1993 purchase of the Company pursuant to Accounting Principles Board Opinion No. 16; and (iii) gain on sale of product line resulting from the 1995 sale of Ohio Rod's spoke and nipple product line.

                                FISCAL YEAR ENDED DECEMBER 31,
                               ------------------------------------
                                1993   1994    1995    1996   1997
                               ------  -----  -------  -----  -----
                                              (IN THOUSANDS)
 Allocated income from
  pension overfunding........  $ (526) $(578) $  (775) $(753) $(757)
 Inventory revaluation
  expense....................   1,631    806      --     --     --
 Gain on sale of product
  line.......................     --     --    (2,520)   --     --
                               ------  -----  -------  -----  -----
 Total non-cash (income)
  expense....................  $1,105  $ 228  $(3,295) $(753) $(757)
                               ======  =====  =======  =====  =====

  EBITDA is not intended as a substitute for measurements of cash flows under generally accepted accounting principles, nor has it been presented as an alternative to earnings from operations as an indicator of operating performance or as a measure of liquidity. EBITDA should not be considered in isolation or as substitute for measures of performance prepared in accordance with generally accepted accounting principles. While EBITDA is frequently used as a measure of the ability to meet debt service requirements, it should not be construed as an alternative to operating income, net income or cash flows from operating activities and should not be construed as an indication of the Company's operating performance or as a measure of liquidity, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. Not all funds depicted by EBITDA are available for discretionary use by the Company due to legal and functional requirements to conserve funds for capital replacement and expansion, debt service and other commitments and uncertainties.

(e) Excludes depreciation, amortization and capital expenditures related to discontinued operations and extraordinary loss.

(f) For purposes of determining the ratio of earnings to fixed charges, earnings are defined as income from continuing operations before income taxes plus fixed charges. Fixed Charges consist of interest expense, plus amortization of deferred debt issuance costs.

(g) Net debt equals total debt less cash and cash equivalents.

                                 RISK FACTORS

  Holders of the Old Notes should consider carefully the following risk factors, in addition to the other information set forth in this Prospectus, before tendering their Old Notes in the Exchange Offer. This Prospectus contains certain forward-looking statements, including statements containing the words "believes," "anticipates," "expects" and words of similar import. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: adverse changes in national or local economic conditions, increased competition, changes in availability, cost and terms of financing, changes in operating expenses and other factors referenced in this Prospectus. Certain of these factors are discussed in more detail elsewhere in this Prospectus, including without limitation, under the captions "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained in this Prospectus to reflect future events or developments. The risk factors set forth below (other than "Consequences of Exchange and Failure to Exchange") are generally applicable to the Old Notes as well as the New Notes.

LEVERAGE AND DEBT SERVICE REQUIREMENTS

  The Company is highly leveraged and has significant debt service obligations. On a pro forma basis, in addition to the Notes, at December 31, 1997 the Company had $0.8 million of pari passu Indebtedness (excluding $4.0 million of outstanding letters of credit and excluding payment and performance bonds), preferred equity of $13.2 million and a common stockholders' deficit of $34.3 million. The $0.8 of pari passu indebtedness includes $0.5 million of total indebtedness of the Guarantors. The Company's pro forma ratio of earnings to fixed charges for 1997 would have been 1.3 to 1, and pro forma ratio of debt to total capitalization would have been 1.3 to 1. The Indenture permits the Company and its subsidiaries to incur additional Indebtedness under one or more Credit Facilities (as defined), including the Company's Senior Credit Facility, and to incur other additional indebtedness (subject to certain limitations). The Company currently has no debt outstanding under the Senior Credit Facility. Any borrowing under the Senior Credit Facility would be at a variable rate selected by the Company, consisting of (a) the greater of the Federal Funds Rate plus 0.5% or the bank's reference rate, or (b) LIBOR plus 1.5% (effectively 7.2%, 7.0% and 8.5%, respectively, at December 31,
1997). Fluctuations in the interest rate selected by the Company could have a material adverse effect on the Company's results of operations and liquidity.

  The Company's high degree of leverage could have important consequences for the holders of the Notes including, without limitation, the following: (i) a substantial portion of the Company's cash provided from operations, approximately $9.4 million annually, will be required for the payment of debt service and will not be available to the Company for other purposes; (ii) the Company's ability to obtain additional financing in the future for working capital, capital expenditures or acquisitions may be limited; and (iii) the Company's levels of indebtedness may limit the Company's flexibility in reacting to changes in its operating environment and in economic conditions generally. See "Description of Senior Credit Facility" and "Description of New Notes."

  The Company's ability to pay principal and interest on the Notes and to satisfy its other debt service obligations will depend upon the future operating performance of its businesses, which will be affected by prevailing economic conditions in the markets it serves and financial, business and other factors, certain of which are beyond the Company's control. The Company's Senior Credit Facility and the Indenture contain certain restrictive covenants. Restrictive covenants under the Senior Credit Facility and the Indenture could significantly limit the Company's ability to withstand competitive pressures or adverse economic conditions, make acquisitions, or take advantage of business opportunities that may arise. If the Company is unable to service its indebtedness it will be forced to adopt an alternative strategy that may include reducing or delaying capital expenditures, selling assets, restructuring or refinancing its indebtedness, or seeking additional equity capital.

There can be no assurance that any such strategy could be effected on satisfactory terms, if at all. The Senior Credit Facility will expire in November, 2000. The Company expects to extend or replace the Senior Credit Facility at such time. There can be no assurance, however, that the Senior Credit Facility will be extended or replaced upon expiration thereof, or that any such refinancing would be possible, that any additional financing could be obtained or that any refinancing or additional financing would be on terms that are favorable to the Company. The inability to obtain financing or refinancing of the Senior Credit Facility on favorable terms could have a material adverse effect on the Company's business, financial condition, results of operations and debt service capability.

UNSECURED NATURE OF THE NOTES; EFFECTIVE SUBORDINATION

  The Old Notes are, and the New Notes will be, unsecured obligations of the Company and the Guarantees are and will be unsecured obligations of the Guarantors. Persons seeking enforcement of the Notes or the Guarantees will have only the rights of a general unsecured creditor and, as a result, the benefits that might be realized in connection with the enforcement of such obligations may be limited. The Company has the ability to borrow up to $20.0 million under Credit Facilities, subject to borrowing base limitations, or more if supported by a borrowing base calculation. The Senior Credit Facility (including borrowings and outstanding letters of credit) and guarantees thereof by the Company and the Guarantors are secured by liens on inventory and receivables of the Company and the Guarantors and a pledge of the capital stock of the Company's material Subsidiaries, and other Credit Facilities are also permitted to be secured by inventory and accounts receivable, subject to certain limitations. In addition, the Senior Credit Facility may be secured by the property, plant and equipment of the Company and the Guarantors if there is a default or event of default thereunder or if a lien on such assets is granted to any other party. Accordingly, the lenders under the Senior Credit Facility and any other Credit Facility will have claims with respect to the assets constituting collateral for any indebtedness (including outstanding letters of credit thereunder) that will be satisfied prior to the unsecured claims of holders of the Notes. The Notes and the Guarantees will be effectively subordinated to the Credit Facilities to the extent of such security interests. In the event of a default on the Notes or a bankruptcy, liquidation or reorganization of the Company or any Guarantor, the assets subject to such security interests will be available to satisfy obligations of the secured debt before any payment could be made on the Notes or the Guarantees. Accordingly, there may only be a limited amount of assets available to satisfy any claims of the holders of Notes upon an acceleration of the Notes. To the extent that the value of such collateral is insufficient to satisfy such secured indebtedness, amounts remaining outstanding on such secured indebtedness would be entitled to share pari passu with the Notes and other unsecured, unsubordinated claimants (including trade creditors) with respect to any other assets of the Company and the Guarantors. In addition, Foreign Subsidiaries (as defined) are not required to become Guarantors of the Notes unless they become guarantors of another Credit Facility of the Company. As a result, any borrowings by a Foreign Subsidiary under a Credit Facility are likely to be satisfied out of such Foreign Subsidiaries' assets prior to any assets of such Foreign Subsidiaries being available for distribution to the Company and repayment of the Notes.

DEPENDENCE ON A SINGLE INDUSTRY: SIGNIFICANCE OF COAL MINING INDUSTRY TO THE COMPANY

  Approximately 40% of the Company's consolidated net sales in 1997 were derived from customers operating primarily in the coal mining industry. A significant portion of the business of the Manufactured Products Group is the manufacture and sale of screening systems, centrifuges, support equipment and related components and replacement parts to companies engaged in underground and surface mining of coal, primarily in the eastern United States. Additionally, the Engineering Services Group provides design, engineering, procurement and construction management services for the mining and mineral processing industries, with the coal mining industry constituting its largest end use market. Accordingly, the business, results of operations, financial condition and the debt service capability of the Company may be materially and adversely affected by adverse developments in the domestic or international coal mining industry, including the risks and hazards that are inherent in such industry.

  A significant portion of worldwide coal production is utilized by electric utilities and thus the demand for coal is highly dependent upon the demand for electricity, which in turn depends to a large extent upon the level of economic activity. The demand by electric utilities for coal also is related to the availability and cost in any given location of alternative sources of energy, such as natural gas, oil or nuclear power. Other factors that may cause coal production levels to fluctuate (therefore affecting demand for a significant portion of the Company's products and services) include operational and geological factors related to available mine reserves and the ease or difficulty of mining such reserves, severe weather, mechanical equipment performance, effects of compliance with environmental, occupational safety, mining safety and other applicable regulations, as well as labor relations between the U.S. coal industry and its labor force, particularly the United Mine Workers of America. Labor stoppages can have a particularly significant and broad-based effect upon the coal industry, and in turn to suppliers to the coal industry such as the Company by causing a decrease in demand for goods and services. The last significant labor stoppage in the United States coal industry occurred in 1993, lasting nine months. Such labor stoppage materially and adversely affected the results of operations of the Company, and had a negative impact on cash flow. The current national union contract will expire on December 31, 2002. There can be no assurance that conditions in the coal industry, including any future labor stoppages, would not have a material adverse effect on the Company's business, financial condition, results of operation and debt service capability.

DESIGN AND CONSTRUCTION ENGINEERING; FIXED PRICE CONTRACTING; ERRORS AND OMISSIONS CLAIMS

  In 1997, approximately 36% of the Engineering Services Group's net sales were from fixed price turnkey projects. In such projects, the Company's compensation is fixed regardless of the actual cost necessary to complete the project. Consequently, in executing such projects, the Company is subject to the risk of cost overruns caused by factors beyond its control, such as adverse weather conditions, unexpected site conditions and non-performance or delayed performance by subcontractors or suppliers. The Company's performance is also subject to the impact of inaccurate estimations by the Company. Each of these factors, as well as other unforeseeable factors (such as equipment breakdown, loss of key personnel, property damage or personal injury), could materially and adversely affect the Company's profit on the project in question and even result in a loss. The Company has experienced losses on certain Engineering Services Group contracts in prior years and experienced a material loss on a project in 1995 (see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations"), which resulted in significant operating and control changes in the Engineering Services Group. See "Business--Engineering Services Group--Roberts & Schaefer Company." There can be no assurance that losses will not recur, and, depending on the magnitude or frequency of such losses, such projects could materially and adversely affect the Company's business, financial condition, results of operation and debt service capability. Additionally, receipt of fees for such projects is generally tied to completion benchmarks. Therefore, the Company's receipt of fees could be delayed due to factors beyond its control that preclude achievement of the benchmarks, which could in turn adversely affect the Company's cash flow and results of operations.

  Design and construction engineering also necessarily subjects the service provider to the risks of substantial claims should errors or omissions occur in the course of executing a project. While the Company has generally not experienced substantial errors and omissions claims, there can be no assurance that such claims would not be asserted against the Company in the future. If the Company's insurance coverage were insufficient to pay such claims, the Company's business, financial condition, results of operation and debt service capability could be materially and adversely affected.

COMPETITION

  The Company's products and services are sold in competitive markets. The Company believes that the principal points of competition in its markets are product and service quality, price, design and engineering capabilities, product development, conformity to customer specifications, quality of post-sale support and timeliness of delivery. Maintaining and improving the Company's competitive position will require continued investment by the Company in manufacturing, quality standards, marketing and customer service and support.

There can be no assurance that the Company will have sufficient resources to continue to make such investment or that it will be successful in maintaining its competitive position. The Company's competitors may develop products that are superior to the Company's products, or may develop methods of more efficiently and effectively providing services or may adapt more quickly than the Company to new technologies or evolving customer requirements. Certain of the Company's competitors may have greater financial, marketing and research and development resources than the Company. There can be no assurance that the Company will be able to compete successfully with its existing competitors or with new competitors. Failure to continue competing successfully could adversely affect the Company's business, financial condition, results of operation and debt service capability.

VARIABILITY OF REVENUES AND CASH FLOWS

  The Company's net sales and operating results have been, and are, subject to significant fluctuations from period to period, due to the nature of the project base of the Engineering Services Group. The Engineering Services Group's project base is typically comprised of over 100 projects in process each year. At any given time, this project base includes a substantial majority of small projects (which the Company defines as producing less than $1.0 million in annual sales) as well as a number of larger projects (which the Company defines as producing $1.0 million or more in annual sales). The Company's revenues from these larger projects tend to fluctuate from year to year depending on the number of such projects in process and the respective status of each project. In addition, these larger projects often extend over more than one year, causing potential fluctuations in revenues and cash flows. In some contracts, the customers provide full or partial advance cash payments prior to performance by the Company. In other contracts, receipts follow disbursements in varying degrees. As a result, reported operating income of the Engineering Services Group for any period is not necessarily indicative of cash flow for that period. See "Management Discussion and Analysis of Financial Condition and Results of Operations".

INTERNATIONAL BUSINESS

  In 1997, approximately 17% of the Company's net sales was attributable to products sold or services provided outside of the United States. Foreign sales, particularly construction management projects undertaken at foreign locations, are subject to various risks, including exposure to currency fluctuations, political, religious and economic instability, local labor market conditions, the imposition of foreign tariffs and other trade barriers, and changes in governmental policies. While the Company historically has not experienced material adverse effects due to its foreign sales, the Company's foreign sales may incur increased costs and experience delays or disruptions in product or service deliveries that could cause loss of revenue and damage to customer relationships. A portion of the Company's net sales and cost of sales is derived from international operations which are conducted in foreign currencies. Changes in the value of these foreign currencies relative to the U.S. dollar could adversely affect the Company's business, financial condition, results of operation and debt service capability. For example, recent instability in the financial markets in Asia may adversely affect the Company's business prospects in that region. There can be no assurance that the Company's foreign operations, or expansion thereof, would not have a material adverse effect on the Company's business, financial condition, results of operations and debt service capability. The countries from which foreign sales are generated vary from year to year due to the nature of work in process. In 1996 the majority of the Company's foreign sales were from Indonesia, Poland and Thailand whereas in 1997 the majority of the Company's foreign sales were from Poland, China, Mexico, Trinidad and Indonesia. The majority of the Company's foreign sales and costs are denominated in U.S. dollars. With respect to transactions denominated in foreign currencies, the Company attempts to mitigate foreign exchange risk by contractually shifting the burden of the risk of currency fluctuations to the other party to the transactions. All foreign sales not denominated in U.S. Dollars are subject to an agreement whereby the Company is indemnified against or otherwise protected from exchange risk. It has been the Company's historic practice to conduct international sales in accordance with the foregoing. There can be no assurance that the Company's strategies will ensure that the Company will be fully protected from foreign exchange risk.

CONTROL BY SENIOR MANAGEMENT

  Senior Management beneficially owns 100% of the Company's outstanding shares of capital stock and is able to control the business and affairs of the Company, including the election of the Company's Board of

Directors, and to determine the outcome of any action that requires shareholder approval, including the adoption of amendments to the Company's certificate of incorporation, and certain mergers, sales of assets and other business acquisitions or dispositions. Each member of Senior Management has a 1/3 vote with respect to any matter requiring stockholder approval. Senior Management owns the common stock through SHC Investment Partnership and the preferred stock individually. Senior Management constitute the only members of SHC Investment Partnership. Through its control of the Board of Directors, Senior Management also controls any decision made by the Board, including the terms of material transactions to which the Company or any subsidiary is a party, and the terms of employment of the Company's executives, including members of Senior Management (subject to limitations on salary and bonuses as set forth under "Description of Notes--Certain Covenants--Restricted Payments"). There can be no assurance that the effect of any such action would not be adverse to the holders of the Notes. See "Principal Stockholders".

DEPENDENCE UPON MANAGEMENT PERSONNEL

  The Company's success depends upon the efforts, abilities and expertise of its executive officers and other key employees, particularly its Senior Management. Although the Company has entered into employment and non-competition agreements with Senior Management, the loss of the services of Senior Management could have a material adverse effect on the Company's operations.

RESTRICTIVE DEBT COVENANTS

  The Senior Credit Facility and the Indenture restrict the ability of the Company and its subsidiaries to, among other things, incur additional indebtedness, incur liens or make certain restricted payments or investments, consummate certain asset sales, enter into certain transactions with affiliates, impose restrictions on the ability of a subsidiary to pay dividends or make certain payments to the Company, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets. The Senior Credit Facility requires the Company, on a consolidated basis, to maintain specified financial ratios and satisfy certain financial tests. The Company's ability to meet such financial ratios and tests may be affected by events beyond its control. There can be no assurance that the Company will meet such ratios and tests. A breach of any of these covenants could result in an event of default under the Senior Credit Facility. If such an event of default occurs, the lenders thereunder could elect to declare all amounts borrowed under the Senior Credit Facility, together with accrued interest, to be immediately due and payable and to terminate all commitments under the Senior Credit Facility. If the Company was unable to repay all amounts declared due and payable, the lenders could proceed against the collateral granted to them to satisfy the indebtedness and other obligations due and payable. If indebtedness under the Senior Credit Facility was to be accelerated, such acceleration would likely result in a default under the Indenture and there can be no assurance that the assets of the Company and its subsidiaries would be sufficient to repay in full such indebtedness and the other indebtedness of the Company, including the Notes.

POTENTIAL INABILITY TO FUND A CHANGE IN CONTROL OFFER

  Upon the occurrence of a Change of Control, the holders of the Notes would be entitled to require the Company to repurchase the Notes at a purchase price equal to 101% of the principal amount of such Notes, plus accrued and unpaid interest, if any, to the date of purchase. The source of funds for any such repurchase would be the Company's available cash or cash generated from operations or other sources, including borrowings, sales of equity or funds provided by a new controlling person. However, there can be no assurance that sufficient funds will be available at the time of any Change of Control to make any required purchases of the Notes tendered. The Company's failure to make such repayments in such instances would result in a default under both the Notes and the Senior Credit Facility. Future indebtedness of the Company may also contain restrictions or repayment requirements with respect to certain events or transactions that would constitute a Change of Control. In the event of a Change of Control, there can be no assurance that the Company would have sufficient assets to satisfy all of its obligations under the Notes or the Senior Credit Facility. See "Description of Notes--Change of Control" and "Description of Senior Credit Facility."

ENVIRONMENTAL COMPLIANCE; STATUS AS A POTENTIALLY RESPONSIBLE PARTY

  The Company is subject to a variety of foreign, federal, state and local governmental regulations related to the storage, use, discharge and disposal of toxic, volatile or otherwise hazardous materials used in its manufacturing processes. The Company has not historically incurred any material adverse effect on its business, financial condition, results of operations or cash flow as a result of the Company's compliance with U.S. federal, state, provincial, local or foreign environmental laws or regulations or remediation costs. Some risk of environmental liability and other costs is inherent, however, in the nature of the businesses conducted by the Manufactured Products Group, which have been in operation for an average of over 36 years and have performed little invasive testing at their sites. In addition, businesses previously operated by the Company have been sold in the past. There can be no assurance that future identification of contamination at its current or former sites or at third party-owned sites where waste generated by the Company has been disposed of would not have a material adverse effect on the Company's business, results of operations, financial condition or debt service capability. Any failure by the Company to obtain required permits for, or adequately restrict the discharge of, hazardous substances under present or future regulations could subject the Company to substantial liability. Such liability could have a material adverse effect on the Company's business, financial condition, results of operations and debt service capability.

  The Company has been named as a potentially responsible party by the New York Department of Environmental Conservation for clean-up costs at the Company's former manufacturing facility in Orangeburg, New York. The Company has obtained the agreement of its former ultimate parent entity to indemnify it against losses, damages and costs arising out of such action. Although the Company believes that the indemnitor has performed its obligations on this site to date, there can be no assurance that it will continue to do so or that the Company would successfully recover on the indemnity. In such a case, the Company would bear the cost of any remediation, which costs could be significant and materially and adversely affect the Company's business, financial condition, results of operations and debt service capability.

ACQUISITION STRATEGY

  As part of its overall business strategy, the Company intends to continue to acquire businesses and product lines through strategic acquisitions. The Company's ability to continue to expand through acquisitions, however, will depend upon the availability of suitable acquisition candidates, the Company's ability to consummate such transactions, and the availability of financing on terms acceptable to the Company, within the limits imposed by the Indenture, the Senior Credit Facility and any other indebtedness. There can be no assurance that the Company will be effective in making acquisitions or in obtaining necessary financing. Such transactions involve numerous risks. In carrying out its acquisition strategy, the Company attempts to minimize the risk of unexpected liabilities and contingencies, but such liabilities may nevertheless arise in a manner that could materially and adversely affect the Company's business, financial condition, results of operation or debt service capability. While the Company regularly evaluates potential acquisition candidates in the ordinary course of its business, there are currently no binding commitments or agreements with respect to any acquisition. There can be no assurance that additional acquisitions will be completed or that any acquired business will be able to operate profitably.

  The success of any acquisition will depend in large part on the Company's ability to effectively integrate the acquired assets into its existing business. Integrating acquired businesses may, for example, result in a loss of customers of the acquired businesses and, if the acquired company has significant losses when purchased, may materially and adversely impact the Company's results of operations and cash flow. The process of consolidating acquired businesses requires significant management attention, may place significant demands on the Company's operations, information systems and financial resources, and may also result in costs that may materially and adversely affect the Company's results of operations and cash flow. The failure to effectively integrate acquired businesses with the Company's operations could materially and adversely affect the Company's business, financial condition, results of operations and debt service capability.

FRAUDULENT TRANSFER CONSIDERATIONS

  Under federal or state fraudulent transfer laws, if a court were to find that, at the time the Notes and Guarantees were issued, the Company or a Guarantor, as the case may be, (i) issued the Notes or a Guarantee with the intent of hindering, delaying or defrauding current or future creditors or
(ii) (A) received less than fair consideration or reasonably equivalent value for incurring the indebtedness represented by the Notes or a Guarantee, and
(B) (1) was insolvent or was rendered insolvent by reason of the issuance of the Notes or such Guarantee or any transaction related thereto, (2) was engaged, or about to engage, in a business or transaction for which its assets were unreasonably small or (3) intended to incur, or believed (or should have believed) it would incur, debts beyond its ability to pay as such debts mature (as all of the foregoing terms as defined in or interpreted under such fraudulent transfer statutes), such court could avoid all or a portion of the Company's or a Guarantor's obligations to the holders of Notes, subordinate the Company's or a Guarantor's obligations to the holders of the Notes to other existing and future indebtedness of the Company or such Guarantor, as the case may be, the effect of which would be to entitle such other creditors to be paid in full before any payment could be made on the Notes, and take other action detrimental to the holders of the Notes, including, in certain circumstances, invalidating the Notes. In that event, there would be no assurance that any repayment on the Notes would ever be recovered by the holders of the Notes.

  The definition of insolvency for purposes of the foregoing considerations varies among jurisdictions depending upon the federal or state law that is being applied in any such proceeding. However, the Company or a Guarantor generally would be considered insolvent at the time it incurs the indebtedness constituting the Notes or a Guarantee, as the case may be, if (i) the fair market value (or fair saleable value) of its assets is less than the amount required to pay its total existing debts and liabilities (including the probable liability on contingent liabilities) as they become absolute or matured, after giving effect to the use of the proceeds from the Notes to redeem equity securities as contemplated in the Recapitalization Transactions, or (ii) it is incurring debts beyond its ability to pay as such debts mature. There can be no assurance as to what standard a court would apply in order to determine whether the Company or a Guarantor was "insolvent" as of the date the Notes and Guarantees were issued, or that, regardless of the method of valuation, a court would not determine that the Company or a Guarantor was insolvent on that date. Nor can there be any assurance that a court would not determine, regardless of whether the Company or a Guarantor was insolvent on the date the Notes and Guarantees were issued, that the payments constituted fraudulent transfers on another ground. To the extent that proceeds from the sale of the Notes are used to make a distribution to a stockholder on account of the ownership of capital stock, such as the use of the proceeds from the Notes to redeem equity securities as contemplated in the Recapitalization Transactions, a court may find that the Company or a Guarantor did not receive fair consideration or reasonably equivalent value for the incurrence of the indebtedness represented by the Notes or a Guarantee, as the case may be.

PRODUCT LIABILITY

  The Company's businesses expose it to potential product liability risks that are inherent in the design, manufacture and sale of its products. While the Company currently maintains what it believes to be suitable product liability insurance, there can be no assurance that it will be able to maintain such insurance on acceptable terms or that any such insurance will provide adequate protection against potential liabilities. In the event of a claim against the Company, a lack of sufficient insurance coverage could have a material adverse effect on the Company and its business, financial condition, results of operation and debt service capability. Moreover, even if the Company maintains adequate insurance, any successful claim could materially and adversely affect the reputation of the Company and its business, financial condition, results of operations and debt service capability. See "Business--Legal Proceedings."

ABSENCE OF PUBLIC MARKET

  The Notes are a new issue of securities for which there is currently no active trading market. If the Notes are traded after their initial issuance, they may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar securities and other factors, including general economic conditions and the financial condition of, performance of and prospects for the Company. Although the Company does not intend to list the Notes on any securities exchange or to seek approval for quotation of the Notes through any automated quotation system, the Company has made application to have the Old Notes designated for trading in the Private Offerings, Resales and Tradings through Automated Linkages ("PORTAL") System of the National Association of Securities Dealers. There can be no assurance that an active trading market for the Notes will develop.

CONSEQUENCES OF EXCHANGE AND FAILURE TO EXCHANGE

  Issuance of the New Notes in exchange for the Old Notes pursuant to the Exchange Offer will be made only after timely receipt by the applicable Exchange Agent of such Old Notes and a properly completed and duly executed Letter of Transmittal and all other required documents. Therefore, holders of the Old Notes desiring to tender such Old Notes in exchange for New Notes should allow sufficient time to ensure timely delivery. The Company is under no duty to give notification of defects or irregularities with respect to tenders of Old Notes for exchange. Holders of Old Notes who do not exchange their Old Notes for New Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Old Notes as set forth in the legend thereon. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not currently anticipate that it will register the Old Notes under the Securities Act. In addition, upon the consummation of the Exchange Offer holders of Old Notes which remain outstanding will not be entitled to any rights to have such Old Notes registered under the Securities Act or to any rights under the Registration Rights Agreements. To the extent that Old Notes are tendered and accepted in the Exchange Offer, a holder's ability to sell untendered, or tendered but unaccepted, Old Notes could be adversely affected. See "The Exchange Offer-- Consequences of Not Exchanging Old Notes."

  Based on interpretations by the staff of the Commission, the Company believes that the New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by a holder thereof (other than (i) an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act; (ii) an Initial Purchaser who acquired the Old Notes directly from the Company solely in order to resell pursuant to Rule 144A of the Securities Act or any other available exemption under the Securities Act; or (iii) a broker-dealer who acquired the Old Notes as a result of market-making or other trading activities) without further compliance with the registration and prospectus delivery requirements of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business and that such holder is not participating and has no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of such New Notes. The Company has not, however, sought its own no-action letter from the staff of the Commission. Although there has been no indication of any change in the staff's position, there can be no assurance that the staff of the Commission would make a similar determination with respect to the resale of the New Notes. Any holder that cannot rely upon such prior staff interpretations must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction, unless such sale is made pursuant to an exemption from such requirements. See "The Exchange Offer--Purpose of the Exchange Offer."

WAIVER OF DEFAULTS; AMENDMENT OF INDENTURE AND NOTES

  Under the Indenture, holders of a majority in aggregate principal amount of the Notes may, by notice to the Trustee, waive events of default under the Indenture, except for defaults in the payment of principal, Liquidated Damages, if any, and interest on the Notes. Similarly, the Company and the Trustee may, with the consent of holders of not less than a majority in aggregate principal amount of the Notes, amend or supplement the Indenture or modify the rights of holders of the Notes except for certain fundamental modifications such as subordination of the Notes and changes to the maturity and certain payment provisions, in which case the consent of each holder is required. See "Description of New Notes--Events of Default and Remedies" and "--Amendment, Supplement and Waiver." Consequently, the risk exists that certain defaults will be waived, or certain amendments effected, against the wishes of a minority of the holders of the Notes.

                       THE RECAPITALIZATION TRANSACTIONS

  On October 15, 1997, the Company (then known as ENI Holding Corp.), Elgin National Industries, Inc. (a subsidiary of the Company) and all of the stockholders of the Company entered into the Repurchase Agreement pursuant to and in connection with which the following occurred on the Closing Date: (i) the repurchase by the Company of all common stock, preferred stock and common stock warrants of the Company owned by holders (the "Selling Stockholders") other than Senior Management, representing approximately 68% of the total equity of the Company, for an aggregate purchase price of approximately $56.2 million, (ii) the redemption by Elgin National Industries, Inc. (a subsidiary of the Company) on the Closing Date of all $20.0 million aggregate principal amount of its outstanding senior subordinated debt, together with accrued and unpaid interest to the Closing Date and prepayment fees, (iii) the merger on the Closing Date, effective immediately after such repurchase and redemption, of Elgin National Industries, Inc. (a subsidiary of the Company) into the Company, with the Company being the surviving corporation, (iv) the amendment of the Certificate of Incorporation and by-laws of the Company to, among other things, change its name to Elgin National Industries, Inc. and (v) the entry into the Senior Credit Facility by the Company and the Guarantors.

  As a result of the Recapitalization Transactions, Senior Management beneficially owns all of the outstanding capital stock of the Company. Senior Management holds the common stock of the Company through a general partnership in which each member of Senior Management owns and controls a one-third interest. Senior Management also continue to hold, in the aggregate, $12.8 million of preferred stock and preferred stock units (collectively, "Preferred Stock") of the Company. See "Capitalization." Holders of the Preferred Stock will be entitled, when, as and if declared by the Board of Directors, to receive dividends (or dividend equivalents, in the case of preferred stock units) on each outstanding share of the Preferred Stock at an annual rate of 10% of the then effective liquidation preference per share of Preferred Stock, subject to the restrictions contained in the Indenture and the Senior Credit Facility. The Company will be prohibited from redeeming the Preferred Stock until after the maturity date or earlier redemption of the Notes and until the Notes have been repaid in full, except as otherwise permitted by the Restricted Payments covenant in the Indenture. See "Description of Notes-- Certain Covenants--Restricted Payments" and "Description of the Capital Stock."

  The principal amount of the Company's unsecured notes receivable from Senior Management is $3.6 million. See "Related Transactions."

  The Selling Stockholders will be entitled to receive an additional payment from the Company if, within 18 months after the Closing Date, the Company merges or consolidates with another entity, sells more than 25% of its consolidated assets or effects a public offering of capital stock, or if more than 25% of the Company's outstanding stock is transferred or sold. The payment due to the Selling Stockholders would equal the excess, if any, of the value to the Selling Stockholders of such merger, consolidation, sale, public offering or stock transfer had the Selling Stockholders remained stockholders of the Company, over the payment made to the Selling Stockholders in the Recapitalization Transactions. The payment would be made simultaneously with the consummation of the event giving rise to the payment obligation.

                                USE OF PROCEEDS

  The gross proceeds from the sale of the Notes offered hereby were used to fund the Recapitalization Transactions, for general corporate purposes and to pay related fees and expenses. The following table sets forth the sources and uses of funds:

                                                                     AMOUNTS
                                                                  --------------
                                                                  (IN THOUSANDS)
SOURCES OF FUNDS:
  Old Notes Offering.............................................    $85,000
                                                                     -------
    Total........................................................    $85,000
                                                                     =======
USES OF FUNDS:
  Repurchase of common stock, preferred stock and warrants ......    $56,208
  Repayment of 13% senior subordinated notes due 2001............     20,777
  General corporate purposes.....................................      4,015
  Fees and expenses..............................................      4,000
                                                                     -------
    Total........................................................    $85,000
                                                                     =======

                                CAPITALIZATION

  The following table sets forth the actual consolidated capitalization of the Company as of December 31, 1997. This table should be read in conjunction with the "Selected Consolidated Financial Data" and the related notes thereto, and the Company's audited consolidated financial statements, including the related notes thereto, included elsewhere in this Prospectus.

                                                                   DECEMBER 31,
                                                                       1997
                                                                  --------------
                                                                  (IN THOUSANDS)
Cash and Cash Equivalents........................................    $  9,337
                                                                     ========
Long-term debt (including current portion):
  Senior credit facility (a).....................................    $    --
  Other notes payable............................................         751
  Old Notes Offering.............................................      85,000
                                                                     --------
    Total long-term debt.........................................      85,751
                                                                     --------
Preferred stock units (b)........................................      10,379
Preferred stock (c)..............................................       2,847
Total common stockholders' deficit (d)...........................     (31,860)
                                                                     --------
    Total capitalization.........................................    $ 67,117
                                                                     ========

--------
(a) The Senior Credit Facility provides for revolving loans of up to $20.0 million, subject to a borrowing base and certain other conditions. See "Description of Senior Credit Facility."
(b) The preferred stock units represent (i) $7.3 million of units issued in connection with the 1993 leveraged buyout in lieu of accumulated deferred compensation which Senior Management agreed to capitalize as preferred stock units and (ii) $3.1 million of dividend equivalents accrued at 10% per annum since 1993. The preferred stock units have maturity and redemption dates and dividend provisions equivalent to the preferred stock.
(c) Preferred stock of $2.0 million matures and is subject to redemption on December 31, 2007 and accrues cumulative preferred dividends at 10% per annum. Balance includes $0.8 million in cumulative dividends since 1993. The preferred stock may not be redeemed until after the maturity date of the Notes or until the Notes have been repaid in full except as otherwise permitted by the Restricted Payments covenant in the Indenture. See "Description of Capital Stock" and "Description of Notes--Certain Covenants--Restricted Payments."
(d) Stockholder's deficit reflects (i) repurchase of common stock and warrants, (ii) a non-cash write-off of unamortized financing fees of a previous senior credit facility and fees and deferred debt issuance costs, net of income tax benefit, associated with the senior subordinated notes and the Senior Credit Facility and (iii) a prepayment fee, net of income tax benefit, on the senior subordinated notes.

         SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

  The following table presents selected historical and pro forma financial information of the Company, as of the dates and for the periods indicated. The historical financial data as of December 31, 1994, 1995, 1996 and 1997 was derived from the consolidated financial statements of the Company audited by Coopers & Lybrand L.L.P. The historical financial data as of December 31, 1993 was derived from the consolidated financial statements of the Company as of and for the four months ended December 31, 1993, audited by Coopers & Lybrand L.L.P. and from the unaudited consolidated financial statements of the Company for the twelve months ended December 31, 1993. The pro forma financial data for the twelve months ended December 31, 1997 is derived from the audited consolidated financial statements of the Company and is pro forma for the Old Notes Offering and the Recapitalization Transactions. The selected financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's audited consolidated financial statements and notes thereto, which are included in this Prospectus.

                                 FISCAL YEAR ENDED DECEMBER 31,
                          ------------------------------------------------
                            1993      1994    1995 (A)    1996      1997
                          --------  --------  --------  --------  --------
                                               (IN THOUSANDS)
STATEMENT OF OPERATIONS
 DATA:
Net sales...............  $143,655  $197,284  $126,839  $135,651  $139,615
Cost of sales...........   116,784   167,170   102,654   100,119   102,744
                          --------  --------  --------  --------  --------
 Gross profit...........    26,871    30,114    24,185    35,532    36,871
Selling, general and
 administrative
 expenses...............    19,884    19,356    19,891    21,226    21,840
Amortization expense....       877     3,050     3,052     3,085     3,447
                          --------  --------  --------  --------  --------
 Operating income.......     6,110     7,708     1,242    11,221    11,584
Other expenses (income):
 Interest expense, net..     2,771     6,270     4,807     3,340     3,471
 Gain on the sale of
  product line..........       --        --     (2,520)      --        --
                          --------  --------  --------  --------  --------
Income (loss) from
 continuing operations
 before income taxes....     3,339     1,438    (1,045)    7,881     8,113
Provision for income
 taxes..................     1,285       668       124     3,191     3,187
                          --------  --------  --------  --------  --------
Income (loss) from
 continuing operations..     2,054       770    (1,169)    4,690     4,926
Income from discontinued
 operations, net of
 income taxes (b).......     2,426       889       876       174       122
                          --------  --------  --------  --------  --------
Income (loss) before
 extraordinary items....     4,480     1,659      (293)    4,864     5,048
Extraordinary loss on
 early extinguishment of
 debt, net of income tax
 (c)....................       --        --        --        --       (582)
                          --------  --------  --------  --------  --------
Net income (loss).......  $  4,480  $  1,659  $   (293) $  4,864  $  4,466
                          ========  ========  ========  ========  ========
OTHER FINANCIAL DATA:
Gross margin %..........      18.7%     15.3%     19.1%     26.2%     26.4%
EBITDA (d)..............  $ 10,493  $ 13,712  $  5,964  $ 15,850  $ 16,396
EBITDA margin %.........       7.3%      7.0%      4.7%     11.7%     11.7%
Depreciation and
 amortization (e).......  $  3,278  $  5,776  $  5,497  $  5,382  $  5,569
Capital expenditures
 (e)....................  $  2,521  $  1,506  $  1,501  $  1,739  $  1,974
Ratio of earnings to
 fixed charges (f)......       1.9x      1.2x      0.8x      2.6x      2.5x
Net cash provided by
 operating activities...     4,941     8,037       142    17,506     1,008
Net cash (used in)
 provided by investing
 activities.............   (64,545)      722    24,478     1,935    (1,948)
Net cash provided by
 (used in) financing
 activities.............    59,704   (11,481)  (22,285)  (10,785)     (714)
OPERATING UNIT DATA:
Net Sales:
 Manufactured Products
  Group.................  $ 66,211  $ 75,698  $ 74,859  $ 78,952  $ 78,592
 Engineering Services
  Group.................    77,444   121,586    51,980    56,699    61,023
                          --------  --------  --------  --------  --------
   Total Net Sales......  $143,655  $197,284  $126,839  $135,651  $139,615
                          ========  ========  ========  ========  ========
EBITDA:
 Manufactured Products
  Group.................  $ 12,398  $ 16,304  $ 15,566  $ 16,412  $ 17,166
 Engineering Services
  Group.................     2,256     1,011    (5,724)    3,860     4,201
                          --------  --------  --------  --------  --------
   Total operating unit
    EBITDA..............    14,654    17,315     9,842    20,272    21,367
 Corporate overhead.....    (4,161)   (3,603)   (3,878)   (4,422)   (4,971)
                          --------  --------  --------  --------  --------
   Total EBITDA.........  $ 10,493  $ 13,712  $  5,964  $ 15,850  $ 16,396
                          ========  ========  ========  ========  ========
BALANCE SHEET DATA (g):
Cash and cash
 equivalents............  $  2,722       --   $  2,335  $ 10,991  $  9,337
Working capital less
 cash and cash
 equivalents............    32,006    28,772    16,515     5,129    13,898
Property, plant and
 equipment, net.........    24,999    23,213    14,707    13,741    13,582
Total assets............   148,831   139,082    95,294    95,914   102,879
Total debt..............    71,785    58,567    37,676    26,891    85,751
Redeemable preferred
 stock and redeemable
 preferred stock units..    27,374    30,048    32,714    35,380    13,226
Stockholder's deficit...      (496)   (1,511)   (4,470)   (2,272)  (31,860)

                                                                          1997
                                                                         ------
PRO FORMA FINANCIAL DATA:
Ratio of EBITDA to cash interest expense................................    1.7x
Ratio of net debt to EBITDA (h).........................................    4.7x
Ratio of earnings to fixed charges......................................    1.3x
Net cash used in operating activities................................... (2,812)
Net cash used by investing activities................................... (1,918)
Net cash used in financing activities...................................   (293)

-------
(a) The Company's 1995 performance was adversely affected by a loss of approximately $7.8 million on a single turnkey project of the Engineering Services Group that was completed in that year, and which resulted in significant operating and control changes in that Group. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Results of Operations" and "Business--Engineering Services Group--Roberts & Schaefer Company."

(b) Income from discontinued operations is comprised of earnings of GC Thorsen, Inc. (sold in 1995), American Fastener Corporation (sold in
    1996), along with the associated gain on the sale of those businesses, and an investment in a limited partnership (disposed of in 1993) plus management fees (paid in 1993), net of income taxes.

(c) The loss on the early extinguishment of debt resulted from the retirement of subordinated debt from proceeds of the Senior Notes and included amortization of the remaining financing costs and a prepayment penalty.

(d) EBITDA is income (loss) from continuing operations before income taxes plus interest expense, depreciation, amortization and other non-cash income and expense. In the periods presented, the following non-cash items were included in income from continuing operations but excluded from
    EBITDA: (i) allocated income from pension overfunding resulting from the Company's overfunded pension plan; (ii) inventory revaluation expense related to the market valuation of inventory in conjunction with the 1993 purchase of the Company pursuant to Accounting Principles Board Opinion No. 16; (iii) gain on the sale of product line resulting from the 1995 sale of Ohio Rod's spoke and nipple product line.

                                            FISCAL YEAR ENDED DECEMBER 31,
                                           ------------------------------------
                                            1993   1994    1995    1996   1997
                                           ------  -----  -------  -----  -----
                                                    (IN THOUSANDS)
 Allocated income from pension
  overfunding............................  $ (526) $(578) $  (775) $(753) $(757)
 Inventory revaluation expense...........   1,631    806      --     --     --
 Gain on the sale of product line........     --     --    (2,520)   --     --
                                           ------  -----  -------  -----  -----
 Total non-cash (income) expense.........  $1,105  $ 228  $(3,295) $(753) $(757)
                                           ======  =====  =======  =====  =====

  EBITDA is not intended as a substitute for measurements of cash flows under generally accepted accounting principles, nor has it been presented as an alternative to earnings from operations as an indicator of operating performance or as a measure of liquidity. EBITDA should not be considered in isolation or as substitute for measures of performance prepared in accordance with generally accepted accounting principles. While EBITDA is frequently used as a measure of the ability to meet debt service requirements, it should not be construed as an alternative to operating income, net income or cash flows from operating activities and should not be construed as an indication of the Company's operating performance or as a measure of liquidity. It is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. Not all funds depicted by EBITDA are available for discretionary use by the Company due to legal and functional requirements to conserve funds for capital replacement and expansion, debt service and other commitments and uncertainties.

(e) Excludes depreciation, amortization and capital expenditures related to discontinued operations and extraordinary loss.

(f) For purposes of determining the ratio of earnings to fixed charges, earnings are defined as income from continuing operations before income taxes plus fixed charges, and fixed charges consist of interest expense, plus amortization of deferred debt issuance costs.

(g) Includes the balance sheet data of discontinued operations.

(h) Net debt equals total debt less cash and cash equivalents.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with the consolidated financial statements of the Company and the notes thereto and the other financial information included in this Prospectus.

OVERVIEW

  Elgin was a publicly traded company listed on the NYSE until it was taken private in 1988, through the leveraged acquisition of Elgin's stock by The Jupiter Corporation ("Jupiter"), a private diversified holding company. Members of Senior Management participated in the 1988 transaction and were instrumental in reducing Elgin's leverage following the acquisition. In 1993, an investor group led by institutional investors and Senior Management formed ENI, and purchased Elgin from Jupiter in a leveraged buyout. Following the 1993 buyout, Senior Management was instrumental in reducing Elgin's leverage. Since 1988, the Company has made three major divestitures and has focused on strengthening its businesses, and reducing its leverage. Proceeds from these divestitures were used to retire debt and finance several small, strategic acquisitions.

  Elgin owns and operates a diversified group of middle-market industrial manufacturing and engineering services businesses. The Company focuses on operating businesses with leading positions in niche markets, consistent profitability, diverse customer bases, efficient production capabilities and broad product lines serving stable industries. The Company is comprised of ten business units that are organized into two operating groups. Through its Manufactured Products Group, Elgin is a leading manufacturer and supplier of custom-designed, highly engineered products used by a wide variety of customers in the industrial equipment, durable goods, mining, mineral processing and electric utility industries. Through its Engineering Services Group, Elgin provides design, engineering, procurement and construction management services for mineral processing and bulk materials handling systems used in the mining, mineral processing, electric utility and the rail and marine transportation industries.

VARIABILITY OF REVENUES AND CASH FLOWS

  The Engineering Services Group's project base is typically comprised of over 100 projects in process each year. At any given time, this project base includes a substantial majority of small projects (which the Company defines as producing less than $1.0 million in annual sales) as well as a number of larger projects (which the Company defines as producing $1.0 million or more in annual sales). The Company's revenues from these larger projects tend to fluctuate from year to year depending on the number of such projects in process and the respective status of each project. In addition, these larger projects often extend over more than one year, causing potential fluctuations in revenues and cash flows. The Company uses the percentage of completion method of accounting for its engineering services contracts. Under this method of accounting, the degree of completion of each contract is generally determined by comparing the costs incurred to date to the total costs anticipated for the entire contract, taking into account the current estimates of cost to complete the contract. Revenue is recognized on each contract as a percentage of the total contract revenue in proportion to the degree of the project's completion. Management routinely reviews total estimated costs to complete each contract and revises the estimated gross margin on the contract accordingly. Losses are recognized in full in the period in which they are determined. Cash flows can vary significantly from period to period, depending on the terms of the larger contracts then in force. In some contracts, the customers provide full or partial advance cash payments prior to performance by the Company. In other contracts, receipts follow disbursements in varying degrees. As a result, reported operating income of the Engineering Services Group for any period is not necessarily indicative of cash flow for that period.

RESULTS OF OPERATIONS

  The following tables set forth, for the periods indicated, amounts derived from the Company's consolidated statements of operations and related percentages of net sales. There can be no assurance that the trends in operating results will continue in the future.

                             COMPANY CONSOLIDATED
                                 (IN MILLIONS)

                                               FOR THE FISCAL
                                          YEAR ENDED DECEMBER 31,
                                   ------------------------------------------
                                       1995           1996          1997
                                   -------------  ------------  -------------
Net sales........................  $126.9  100.0% $135.6 100.0% $139.6  100.0%
Cost of sales....................   102.7   80.9   100.1  73.8   102.7   73.6
Gross profit.....................    24.2   19.1    35.5  26.2    36.9   26.4
Selling, general & administrative
 expenses........................    19.9   15.7    21.2  15.6    21.8   15.6
Amortization expense.............     3.1    2.4     3.1   2.3     3.4    2.4
Operating income.................     1.2    1.0    11.2   8.3    11.7    8.4
Interest expense, net............     4.8    3.8     3.3   2.4     3.5    2.5
Gain on sale of product line.....     2.5    2.0     --    --      --     --
Income (loss) from continuing
 operations before income taxes..    (1.1)  (0.8)    7.9   5.9     8.2    5.9
Provision for income taxes.......     0.1    0.1     3.2   2.4     3.2    2.3
Income (loss) from continuing
 operations......................    (1.2)  (0.9)    4.7   3.5     5.0    3.6
Income from discontinued
 operations, net of income taxes.     0.9    0.7     0.2   0.1     0.1    0.1
Income (loss) before
 extraordinary item..............    (0.3)  (0.2)    4.9   3.6     5.1    3.7
Extraordinary item, net of income
 taxes...........................     --     --      --    --     (0.6)  (0.5)
Net income (loss)..................  (0.3)  (0.2)    4.9   3.6     4.5    3.2

                          MANUFACTURED PRODUCTS GROUP
                                 (IN MILLIONS)

                                                    FOR THE FISCAL
                                                YEAR ENDED DECEMBER 31,
                                          -------------------------------------
                                             1995         1996         1997
                                          -----------  -----------  -----------
Net sales................................ $74.9 100.0% $78.9 100.0% $78.6 100.0%
Cost of sales............................  50.6  67.6   52.8  66.9   51.5  65.5
Gross profit.............................  24.3  32.4   26.1  33.1   27.1  34.5

                          ENGINEERING SERVICES GROUP
                                 (IN MILLIONS)

                                                 FOR THE FISCAL
                                             YEAR ENDED DECEMBER 31,
                                     -------------------------------------------
                                        1995          1996         1997
                                     ------------  -----------  -----------
Net sales........................... $52.0  100.0% $56.7 100.0% $61.0 100.0%
Cost of sales.......................  52.1  100.2   47.3  83.5   51.3  84.0
Gross profit........................  (0.1)  (0.2)   9.4  16.5    9.7  16.0

Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

  Net Sales: Net sales for the Manufactured Products Group for the year ended December 31, 1997 decreased $0.3 million, or 0.4%, to $78.6 million from $78.9 million for the corresponding period in 1996. Decreased screen and parts sales to the aggregates market at Tabor and decreased starter sales at Mining Controls were partially offset by increased high voltage distribution equipment sales at Mining Controls, increased specialty fastener and reel bolt sales at Ohio Rod, increased OEM and distributor sales at Chandler and increased centrifuge sales at CMI.

  Net sales for the Engineering Services Group for the year ended December 31, 1997 increased $4.3 million, or 7.6%, to $61.0 million from $56.7 million for the corresponding period in 1996 due primarily to increased sales from larger projects in process (including the completion of a domestic gold processing facility that generated sales of $8.7 million during the period). For the year ended December 31, 1997, sales of $42.0 million were reported on sixteen larger projects, exceeding sales of $33.1 million reported on ten larger projects for the corresponding period in 1996.

  Cost of Sales: Cost of sales for the Manufacturing Products Group for the year ended December 31, 1997 decreased $1.3 million, or 2.5%, to $51.5 million from $52.8 million for the corresponding period in 1996 primarily due to increased sales of lower cost replacement parts at CMI and Tabor, and to improved operating efficiencies at Chandler and Ohio Rod due to increased sales level. The slight decrease in the Manufacturing Group's sales also contributed to the lower cost of sales. The Manufactured Products Group's cost of sales as a percentage of net sales decreased to 65.5% for the year ended December 31, 1997 from 66.9% for the corresponding period in 1996.

  Cost of sales for the Engineering Services Group for the year ended December 31, 1997 increased $4.0 million, or 8.4%, to $51.3 million from $47.3 million for the corresponding period in 1996 primarily due to the increased sales level. As a percentage of net sales, the Engineering Services Group's cost of sales increased to 84.0% for the year ended December 31, 1997 from 83.5% for the corresponding period in 1996 due to increased sales of projects having higher procurement and construction management costs.

  Gross Profit: Gross profit for the Manufactured Products Group for the year ended December 31, 1997 increased $1.0 million, or 3.8%, to $27.1 million from $26.1 million for the corresponding period in 1996 due to the increase in gross profit as a percentage of sales. The Manufactured Products Group's gross profit as a percentage of net sales increased to 34.5% for the year ended December 31, 1997 from 33.1% for the corresponding period in 1996. The increase in the gross profit was primarily due to increased sales of higher margin replacement parts at CMI and Tabor, and to the higher sales levels at Mining Controls, Chandler and Ohio Rod.

  Gross profit of the Engineering Services Group for the year ended December 31, 1997 increased $0.3 million, or 3.2%, to $9.7 million from $9.4 million for the corresponding period in 1996 primarily due to increased project activity. As a percentage of net sales, the Engineering Services Group's gross profit decreased to 16.0% for the year ended December 31, 1997 from 16.5% for the corresponding period in 1996 primarily due to the inclusion of larger projects involving procurement and construction management services, which typically earn a lower profit margin than smaller projects.

  Selling, General and Administrative Expenses: Selling, general and administrative expenses of the Company for the year ended December 31, 1997 increased slightly in comparison to the corresponding period in 1996. Selling, general and administrative expenses as a percentage of net sales remained constant at 15.6% for the year ended December 31, 1997 and for the corresponding period in 1996 due to increased net sales. Lower selling cost reported by the Engineering Services Group were partially offset by increased selling costs within the Manufactured Products Group and increased corporate costs.

  Amortization Expense: Amortization expense of the Company for the year ended December 31, 1997 increased $0.3 million, or 9.7%, to $3.4 million from $3.1 million for the corresponding period in 1996. The increase in amortization expense resulted from the accelerated amortization of an acquisition intangible arising in the 1993 leveraged buy-out. The acceleration of the amortization was due to the completion of the Recapitalization Transactions.

  Operating Income: Operating income of the Company for the year ended December 31, 1997 increased $0.5 million, or 4.5% to $11.7 million from $11.2 million for the corresponding period in 1996 for the reasons discussed above. Operating income as a percentage of net sales increased to 8.4% for the year ended December 31, 1997 from 8.3% for the corresponding period in 1996.

  Interest Expense, Net: Interest expense of the Company for the year ended December 31, 1997 increased $0.2 million, or 5.7%, from the prior year to $3.5 million. The increased interest expense was due to the issuance of the $85.0 million 11% Senior Notes in November, 1997. The increased interest expense was partially offset by a reduction in the interest rate due to the repayment of $20.0 million senior subordinated notes in November, 1997 as well as an additional debt reduction throughout the 1997 calendar year totalling $6.3 million.

  Income from Continuing Operations Before Income Taxes: Income from continuing operations before income taxes for the year ended December 31, 1997 increased $0.3 million, or 3.8%, to $8.2 million from $7.9 million for the corresponding period in 1996 for the reasons discussed above. Income from continuing operations, before income taxes, as a percentage of net sales increased to 5.9% for the year ended December 31, 1997 from 5.8% for the year ended 1996.

  Provision for Income Taxes: Provision for income taxes was $3.2 million for both the years ended December 31, 1997 and 1996. Although income before taxes was slightly higher in 1997, the Company's effective tax rate decreased from 40% in 1996 to 39% in 1997 offsetting the tax effect of the slightly higher earnings level.

  Income from Continuing Operations: Income from continuing operations of the Company for the year ended December 31, 1997 increased $0.3 million, or 6.4%, to $5.0 million from $4.7 million for the corresponding period in 1996 for the reasons discussed above. Income from continuing operations as a percentage of net sales increased to 3.6% for the year ended December 31, 1997 from 3.5% for the corresponding period in 1996.

  Income from Discontinued Operations, Net of Income Taxes: Income from discontinued operations, net of income taxes, for the year ended December 31, 1997 decreased $0.1 million, or 50.0%, to $0.1 million from $0.2 million for the corresponding period in 1996. In 1996 $0.2 million of earnings related to American Fastener Corporation, which was sold on December 31, 1996, and included an estimated gain. In 1997, the final purchase price adjustment for the sale of American Fastener resulted in an addition of $0.1 million gain.

  Income Before Extraordinary Item: The Company's income before extraordinary item for the year ended December 31, 1997 increased $0.2 million, or 4.1%, to $5.1 million from $4.9 million for the corresponding period in 1996 for the reasons discussed above. Income before extraordinary item, net of income taxes, as a percentage of net sales increased to 3.7% for the year ended December 31, 1997 from 3.6% for the corresponding period in 1996.

  Extraordinary Item, Net of Income Taxes: The extraordinary item of $0.6 million for the year ended December 31, 1997 was the loss on the early extinguishment of debt that resulted from retirement of subordinated debt from proceeds of the Senior Note and included amortization of the remaining financing costs and a prepayment penalty.

  Net Income: The net income for the Company for the year ended December 31, 1997 decreased $0.4 million, or 8.2%, to $4.5 million from $4.9 million for the year ended December 31, 1996 for the reasons discussed above. Net income as a percentage of net sales decreased to 3.2% for the year ended December 31, 1997 from 3.6% for the corresponding year ended 1996.

Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

  Net Sales: Net sales for the Manufactured Products Group for the year ended December 31, 1996 increased $4.0 million, or 5.5%, to $78.9 million from $74.9 million in 1995 due primarily to modest increases in a number of businesses, including increased high voltage distribution equipment sales at Mining Controls and increased centrifuge sales at CMI, along with increased sales of spare parts to the coal industry and increased screen sales to the aggregates industry at Tabor. In addition, a full year of CSI's sales were included in 1996 compared to only six months of sales included in 1995.

  Net sales for the Engineering Services Group for the year ended December 31, 1996 increased $4.7 million, or 9.1%, to $56.7 million from $52.0 million in 1995 due primarily to increased revenues from the larger projects in process. Although ten larger projects were in process during the year ended December 31, 1996 as compared to twelve larger projects during 1995, due to the nature of the projects, net sales were $33.1 million in 1996 compared to $32.4 million in 1995. The Engineering Services Group had approximately 250 projects in process during both years.

  Cost of Sales: Cost of sales for the Manufactured Products Group for the year ended December 31, 1996 increased $2.2 million, or 4.3%, to $52.8 million from $50.6 million for the corresponding period in 1995 primarily due to increased sales at CMI, Tabor, CSI and Mining Controls. The Manufactured Products Group's cost of sales as a percentage of net sales decreased to 66.9% for the year ended December 31, 1996 from 67.6% for the corresponding period in 1995 due to increased sales of lower cost replacement parts at CMI and CSI and increased operating efficiencies at Ohio Rod.

  Cost of sales for the Engineering Services Group for the year ended December 31, 1996 decreased $4.8 million, or 9.2%, from $52.1 million to $47.3 million for the corresponding period in 1995. Included in the 1995 cost of sales were additional costs resulting from an approximate $7.8 million loss on a large turnkey project. See "Business--Engineering Services Group--Roberts & Schaefer Company".

  Gross Profit: Gross profit for the Manufactured Products Group for the year ended December 31, 1996 increased $1.8 million, or 7.8%, to $26.1 million from $24.3 million in 1995 due to increased sales at CMI, Tabor, CSI and Mining Controls. The Manufactured Products Group's gross profit as a percentage of net sales increased to 33.1% for the year ended December 31, 1996 from 32.4% in 1995 due to increased sales of higher margin replacement parts products at CMI and CSI (including the successful introduction by CMI of its patented Long Life Parts Package(TM)), increased sales volume at Mining Controls and increased operating efficiencies at Ohio Rod.

  Gross profit of the Engineering Services Group for the year ended December 31, 1996 increased to $9.4 million from a $0.1 million loss for the corresponding period in 1995. The increased gross profit was primarily due to an approximately $7.8 million loss on a large turnkey project that was completed in 1995. See "Business--Engineering Services Group--Roberts & Schaefer Company." The increased gross profit earned in 1996 was also due to the increase in net sales.

  Selling, General and Administrative Expenses: Selling, general and administrative expenses of the Company for the year ended December 31, 1996 increased $1.3 million, or 6.7%, to $21.2 million from $19.9 million in 1995 due to higher selling expenses related to increased net sales, increased executive incentive compensation and costs from a full year of operations at CSI. Selling, general and administrative expenses reported by the Engineering Services Group for 1996 approximated the 1995 level. Due to the increased net sales level, selling, general and administrative expenses as a percentage of net sales was 15.6% for the year ended December 31, 1996 compared to 15.7% in 1995.

  Amortization Expense: Amortization expense was $3.1 million for both the years ended December 31, 1996 and 1995. There were no intangible assets added, or fully amortized in either year, resulting in the consistency of the expense.

  Operating Income: Operating income of the Company for the year ended December 31, 1996 increased $10.0 million to $11.2 million from $1.2 million in 1995 for the reasons discussed above. Operating income as a percentage of net sales increased to 8.3% for the year ended December 31, 1996 from 1.0% in 1995.

  Interest Expense, Net: Net interest expense of the Company decreased $1.5 million to $3.3 million for the year ended December 31, 1996 from $4.8 million for the year ended 1995. This decrease was due to a decrease in debt outstanding. The Company's outstanding debt decreased to $26.9 million as of December 31, 1996 from $37.7 million as of December 31, 1995.

  Gain on Sale of Product Line: In 1995 the Company sold its spoke and nipple product line of its Ohio Rod division. This sale netted a $2.5 million gain recognized in the year ended December 31, 1995. There were no product line sales in 1996.

  Income (loss) from Continuing Operations before Income Taxes: Income (loss) from continuing operations before income taxes of the Company for the year ended December 31, 1996 increased $9.0 million to income of $7.9 million in 1996 from a loss of $1.1 million in 1995 for the reasons discussed above. Income (loss) from continuing operations before income taxes as a percentage of net sales was 5.9% in 1996 and a negative 0.8% in 1995.

  Provision for Income Taxes: The provision for income taxes of the Company was $3.2 million for the year ended December 31, 1996 compared to $0.1 million for the year ended December 31, 1995. The $3.1 million increase was primarily due to a higher income before income taxes, partially offset with a lower effective tax rate.

  Income (loss) from Continuing Operations: The income (loss) from continuing operations for the year ended December 31, 1996 increased $5.9 million to $4.7 million from a loss from continuing operations of $1.2 million in 1995 for the reasons discussed above. Income (loss) from continuing operations as a percentage of net sales increased to 3.5% from a negative 0.9% in 1995.

  Income from Discontinued Operations, Net of Taxes: The income from discontinued operations of the Company for the year ended December 31, 1996 decreased $0.7 million to $0.2 million from $0.9 million for the year ended December 31, 1995. In 1996 the Company sold its subsidiary American Fastener Corporation. Earnings from this subsidiary plus the gain on the sale of the subsidiary totalled $0.2 million in that year. In 1995 the Company sold its subsidiary GC Thorsen, Inc. Earnings from this subsidiary plus the gain on the sale of the subsidiary totalled $0.8 million in 1995. Also included in 1995 income from discontinued operations was $0.1 million in earnings from the American Fastener Corporation subsidiary.

  Net Income (loss): Net income of the Company for the year ended December 31, 1996 increased $5.2 million to $4.9 million from a net loss of $0.3 million in 1995 for the reasons discussed above. Net income (loss) a percentage of net sales increased to 3.6% for the year ended December 31, 1996 from a negative 0.2% in 1995.

LIQUIDITY AND CAPITAL RESOURCES

  Net cash provided by operating activities for the year ended December 31, 1997 was $1.0 million, due primarily to $10.2 million generated from net income and non-cash charges partially offset by a net increase in operating assets and liabilities of $9.2 million. Cash generated by operating activities for the year ended December 31, 1996 was $17.5 million primarily comprised of net income, non-cash charges, deferred income taxes and increases in trade accounts payable and contract billings in excess of related costs. As evidenced by these results, cash flows from operations for any specific period are often materially affected by the timing and amounts of payments on contracts of the Engineering Services Group, and the timing of payments by such Group for products and services. See "--Variability of Revenues and Cash Flows."

  Cash used in investing activities for the year ended December 31, 1997 consisted of $2.0 million for capital expenditures resulting from the Company's regular practice of upgrading and maintaining its equipment base and facilities. The Company generated $1.9 million in 1996 from investing activities due to the sale of the Company's American Fastener Corporation subsidiary being partially offset by capital expenditures.

  Cash used in financing activities for 1997 was $0.7 million, and included $85.0 million from the issue of Senior Notes less associated financing costs and funds used to repurchase common stock, preferred stock, and warrants, and to retire subordinated debt. Cash used in financing activities in 1996 was $10.0 million, primarily to reduce amounts outstanding under the Company's credit facility, consistent with Senior Management's goal of reducing the leverage from the 1993 buyout.

  The Company's liquidity requirements, both long term (over one year) and short term, are for working capital, capital expenditures and debt service. The primary source for meeting these needs has been funds provided by operations. Based on current and planned operations the Company believes that funds provided from operations, along with cash on hand, will be adequate to meet its anticipated debt service requirements, working capital needs and capital expenditures. In connection with the Old Notes Offering, the Company amended its credit facility to provide a $20.0 million revolving line of credit, subject to borrowing base limitations. The amended term is for a three-year period. At December 31, 1997, there were no borrowings under the Senior Credit Facility (excluding $4.0 million in outstanding letters of credit and excluding payment and performance bonds) nor were any borrowings drawn upon closing of the Old Notes Offering. See "Description of the Senior Credit Facility."

  Upon consummation of the Old Notes Offering and Recapitalization Transactions, the senior subordinated notes were retired, along with the related warrants and the Company's total outstanding senior indebtedness, in addition to the Notes in the total principal amount of $85 million, was approximately $0.8 million (excluding $4.0 million in outstanding letters of credit and excluding payment and performance bonds). The Company will incur $9.4 million in interest expense annually with respect to the Notes. The Company expects to meet its debt service requirements from funds provided from operations. Based on current and planned operations, the Company believes that funds provided from operations, along with cash on hand, will be adequate to meet its anticipated debt service requirements. The Company does not expect these debt service requirements to adversely affect its financial condition, results of operation, capital expenditures, acquisitions and anticipated operations.

BACKLOG

  The Company's backlog consists primarily of that portion of contracts for the Engineering Services Group that have been awarded but not performed and also includes open orders for the Manufactured Products Group. Backlog at December 31, 1997 increased $36.9 million, or 74.7%, to $86.3 million from $49.4 million at December 31, 1996. Approximately $8.2 million and $9.0 million, respectively, for each period relates to the Manufactured Products Group, with the remainder relating to the Engineering Services Group. Within the Engineering Services Group's backlog at December 31, 1997, $18.0 million relates to a coal handling facility, $9.2 million relates to the engineering and procurement of coal processing equipment, $20.4 million relates to the engineering and procurement of equipment for two material handling system projects, approximately $22.9 million relates to nine projects with individual backlogs in excess of $1.0 million, and the remaining backlog of $7.6 million results from approximately 90 additional projects with individual backlogs of less than $1.0 million. A substantial majority of current backlog is expected to be realized in the next twelve months.

YEAR 2000

  The Company has conducted a review of its computer systems to identify the systems that could be affected by the "Year 2000" problem, being the inability of many computer systems to incorporate in the date field the upcoming change in millenium, thus creating the risk of erroneous results or complete system failure by the year 2000. The Company is developing an implementation plan to eliminate the potential problem. The Company presently believes that, with modifications to existing software and converting to new software, the Year 2000 problem will not pose significant operational problems for the Company's computer systems as so modified and converted. The Company believes that addressing its Year 2000 issues will not result in a material cost. If such modifications and modifications and conversions are not completed timely, the year 2000 Problem may have a material impact on the operations of the Company.

INFLATION

  Historically, general inflation has had only a minor affect on the operations of the Company and its internal and external sources for liquidity and working capital, and the Company has generally been able to increase prices to reflect cost increases.

                                   BUSINESS

THE COMPANY

  Elgin owns and operates a diversified group of middle-market industrial manufacturing and engineering services businesses. The Company focuses on operating businesses with leading positions in niche markets, consistent operating profitability, diverse customer bases, efficient production capabilities and broad product lines serving stable industries. The Company is comprised of ten business units that are organized into two operating groups. Through its Manufactured Products Group, Elgin is a leading manufacturer and supplier of custom-designed, highly engineered products used by a wide variety of customers in the industrial equipment, durable goods, mining, mineral processing and electric utility industries. Through its Engineering Services Group, Elgin provides design, engineering, procurement and construction management services for mineral processing and bulk materials handling systems used in the mining, mineral processing, electric utility and the rail and marine transportation industries.

  In 1993, an investor group led by institutional investors and Senior Management formed ENI and purchased Elgin from The Jupiter Corporation in a leveraged buyout. In 1994, the Company acquired K&M Inc. in order to broaden Mining Controls' customer base into the heavy industrial and electric utility markets. Later that same year, the Company acquired Soros Associates, Inc. to strengthen the Engineering Services Groups technical expertise in the development of marine port facilities. In 1995, the Company sold the assets constituting Ohio Rod's bicycle spoke and nipple product line and the stock of GC Thorsen, Inc. At the end of 1996, the Company sold the stock of American Fastener Corporation. The foregoing acquisitions and divestitures have assisted the Company in reducing leverage and, Management believes, focusing on strengthening its businesses.

  Elgin's business strategy is to increase the sales and profitability of its businesses by building upon its competitive strengths. Key elements of this strategy include: (i) the application of existing product and design capabilities to new markets; (ii) increased focus on international markets;
(iii) facilities expansion and manufacturing cost improvements; and (iv) the acquisition, consolidation and integration of related businesses. Elgin believes that the diversified nature of its products and the increasingly diversified nature of the end markets served by its businesses reduce the effect of operating performance fluctuations in any single operating unit and cyclical downturns within individual industries and end markets. The Company's total net sales for the year ended December 31, 1997 were $139.6 million, EBITDA (as defined herein) was $16.4 million for the same period and net income was $4.5 million. The value of EBITDA as a measure of comparison may be limited since no uniform standards exist regarding its calculation.

COMPETITIVE STRENGTHS

  Elgin believes that it has the following competitive strengths:

  Strong Market Positions. The Company's reputation for high quality products, strong engineering capabilities and customer service has allowed it to establish significant market shares in many of the markets it serves. Ohio Rod is a leading U.S. manufacturer of cold-headed, long-length, small-diameter threaded fasteners; CMI is the leading manufacturer of coal centrifuges used in the United States and, together with CSI, is the leading supplier of replacement parts for such centrifuges; Tabor, together with Norris, is a leading manufacturer of vibrating screens and provider of replacement parts sold to the eastern U.S. coal industry; and R&S is the leading U.S. firm for the design and construction management of coal preparation plants.

  Focus on Niche Markets. Elgin focuses on niche markets within mature industry groups to allow it to achieve strong market positions and generate consistent operating profitability. Management believes that the Company's efficient and flexible production processes and consistent capital investment over the years, together with its advanced design and engineering capabilities, have created significant barriers to entry in its markets and have allowed it to establish and maintain a high degree of customer loyalty.

  Replacement Part Sales for Installed Equipment Base. Approximately 30% of the Manufactured Products Group's net sales for the year ended December 31, 1997 were from replacement parts and services. Replacement part sales have been more stable and predictable than OEM equipment sales and typically generate higher profit margins. Replacement parts and service sales accounted for over 80% of CMI and CSI combined sales and over 80% of the combined sales of Tabor and Norris during the year ended December 31, 1997. CMI's installed base of over 1,800 centrifuges in the U.S. results in significant ongoing replacement part sales. In addition, the Company's 1995 acquisition of CSI, a leading after-market supplier of centrifuge parts, expanded its after-market parts and service capabilities. Components sold by Tabor, Norris, CMI and CSI are regularly replaced in connection with the ongoing maintenance of mining and processing facilities.

  Stability Through Diversification. Elgin manufactures and provides a broad range of goods and services both domestically and internationally to stable and mature industries, including industrial equipment, durable goods, coal, other mining and mineral processing, electric utility and rail and marine transportation industries. The Company believes that its increasing diversification reduces the effects of individual industry business cycles and economic trends that may adversely affect the demand for individual products.

  Established Businesses; Long-Term Customer Relationships. Elgin's businesses have long and established operating histories. The Company's businesses have been operating for an average of over 42 years and enjoy stable and long-term relationships with their customers. In excess of 50% of the Company's sales during the year ending December 31, 1997 were to companies that have been customers of the Company for at least five years.

  Experienced, Stable and Committed Management. The Company's businesses are run by operating managers who have an average tenure with the Company of over 16 years. The Company's Chief Executive Officer, Chief Operating Officer and Chief Financial Officer (collectively, "Senior Management") beneficially own and control 100% of the capital stock of Elgin. Members of Senior Management successfully led the Company through leveraged recapitalizations in 1988 and 1993, significantly reducing the Company's leverage following each such transaction.

BUSINESS STRATEGY

  The Company's business strategy is to increase the sales, cash flow and profitability of each business unit as follows:

  Expand Product Offerings and Applications of Existing Product Capabilities. Elgin seeks to build on its core strengths by entering new markets with its products and services. For example, in the Manufactured Products Group, CMI is applying its centrifugal dryer expertise, originally developed for the coal industry, to other industrial applications in the minerals, chemical and metal recycling industries. Similarly, in the Engineering Services Group, R&S is applying its expertise in the design and construction management of processing and bulk materials handling systems, originally developed for the coal mining industry, to the aggregates, electric utility, cement, metals, industrial minerals and other industries.

  Increase International Sales. The Company has been active in international markets for over 20 years, primarily through R&S. Since the early 1990s, the Company has expanded the scope of its international marketing efforts. The Company seeks to leverage its U.S. reputation for providing high quality design and engineering services, and OEM products and related parts and services. The Company also seeks to take advantage of expanding international demand for expertise in the design and engineering of coal mining, mineral processing and other bulk material handling systems. As a result of the Company's increased focus on international markets, the Company's international sales increased to approximately 17% of total net sales in 1997, compared to 15% and 7%, respectively, in 1996 and 1995.

  Maintain Cost-Efficient Equipment and Production Facilities. The Company has maintained, upgraded and expanded its equipment and production facilities, and plans to continue its strategy of focused capital investment to maximize operating efficiency while meeting specific customer demands. Elgin has identified certain of its facilities where production cost reductions or sales increases can be achieved through equipment modernization and plant expansion.

  Pursue Strategic Acquisitions. The Company believes that its position within the industries it serves provides it with attractive opportunities to acquire complementary businesses and product lines. Elgin believes that its five small strategic acquisitions since 1989 have been made at attractive purchase prices and have demonstrated the Company's ability to successfully integrate new businesses into its existing operations. Elgin will consider acquisitions that
(i) add complementary products or technical capabilities, (ii) give it access to new customers or (iii) allow it to further penetrate its existing customer base.

OPERATING BUSINESSES

  The Company conducts its business through two operating groups, the Manufactured Products Group and the Engineering Services Group, containing a total of ten business units. Four of the businesses (Tabor and Norris; CMI and CSI) are paired for presentation purposes in the table below, which is followed by a discussion of the businesses conducted by each of the business units.

                          NET SALES BY BUSINESS UNIT
                                 (IN MILLIONS)

                                                              FOR THE YEAR
                                                         ENDED DECEMBER 31, 1997
                                                        ------------------------
      MANUFACTURED PRODUCTS GROUP
        Ohio Rod.......................................          $23.4
        Tabor and Norris...............................           14.9
        CMI and CSI....................................           13.7
        Mining Controls................................           12.4
        Chandler.......................................            8.0
        Clinch River...................................            6.2
                                                                 -----
          Total Net Sales for Group....................          $78.6
                                                                 =====
      ENGINEERING SERVICES GROUP
        R&S............................................          $58.4
        Soros..........................................            2.6
                                                                 -----
          Total Net Sales for Group....................          $61.0
                                                                 =====

MANUFACTURED PRODUCTS GROUP

  The Manufactured Products Group, through its eight business units, manufactures and markets products used primarily in the industrial equipment, durable goods, mining, mineral processing and electric utility industries. The businesses within the Manufactured Products Group consist of original equipment manufacturers, suppliers of after-market parts and services (including for the Company's OEM products) and manufacturers of components used by other original equipment manufacturers. These businesses have supplied their customers with quality products and services for an average of over 36 years. Under the strategic direction of Elgin's Senior Management, each of these businesses operates on a decentralized basis, with its own management team, independent market identity and dedicated manufacturing facilities. Representative end-users of the products of the Manufactured Products Group include Consolidation Coal, Detroit Diesel, Emerson Electric, General Electric, General Motors, Mack Truck, Peabody Coal and Toyota. The Manufactured Products Group has a broad and diverse customer base, with sales to over 1,900 customers worldwide in 1997, with no single customer accounting for more than 4% of the Group's sales for that year.

  Net sales and EBITDA, excluding unallocated corporate overhead, for the Manufactured Products Group for the year ended December 31, 1997, were $78.6 million and $17.2 million, respectively. Each of the business units of the Manufactured Products Group is described below.

 Ohio Rod Products Company

  Ohio Rod, a division of Elgin, founded in 1947 and acquired by the Company in 1986, is a leading U.S. manufacturer of cold-headed, long-length (up to 589), small diameter (.079 to .509) fasteners and threaded products. Cold-headed products are produced by forcing steel rods into a die, rather than through a hot forging process. Ohio Rod has a large installed base of highly specialized cold-forging equipment, built in Europe to Ohio Rod's specifications. The equipment is complex, with machinists generally requiring one to three years of training before acquiring the necessary skills to operate it in full production. The equipment efficiently combines the heading and threading processes into a single step procedure and allows Ohio Rod's skilled machinists to minimize set-up times for lower costs and faster turnaround. This gives Ohio Rod the flexibility to complete production runs of customized fasteners in almost any volume, including short production runs. Ohio Rod's manufacturing processes have given it an important competitive advantage and, together with its broad product line and emphasis on customer service, have combined to generate strong customer loyalty and consistent profit margins. Ohio Rod also maintains a continuous program of machine rebuild, acquisition and technology improvement to improve productivity and product features. Ohio Rod has a broad, diverse and stable customer base that includes over 600 active accounts. Ohio Rod had net sales of $23.4 million for the year ended December 31, 1997.

  Products. Ohio Rod is the leading supplier of thru-bolts to manufacturers of fractional horsepower electric motors. "Thru-bolts" are headed and threaded bolts of varying lengths that are basic components of the housing used to hold together fractional horsepower electric motors. Fractional horsepower electric motors are small specialized motors that are rated at increments of less than a full horsepower. These motors are widely used in the housing, appliance, power tool and automotive industries. For example, they power a broad range of appliances such as refrigerators, air-conditioners, furnaces, humidifiers, washers and dryers, sump pumps, garbage disposals, dishwashers, ceiling fans and garage door openers. An industry source has estimated that over 30 motors of this type could be found in the average newly constructed home. Fractional horsepower electric motors are also widely used in industrial equipment, such as power presses, lathes, drills and electric fork lifts, and in automotive applications such as power windows, seats and trunks, windshield wipers and starter motors. The variety of sizes and applications for electric motors produces a corresponding need for thru-bolts with a wide variety of lengths and diameters. The Company believes that Ohio Rod's ability to meet customer specifications with timely delivery of a variety of quality thru-bolts has been critical to Ohio Rod's success. Sales of thru-bolts used by manufacturers of fractional horsepower electric motors comprised approximately 48% of Ohio Rod's 1997 sales. In addition to motor assembly, thru-bolts are used in a number of other fastening applications that are also important to Ohio Rod's business.

  Ohio Rod is also the leading supplier of reel bolts used to secure the ends of cable reels. Cable reels are used to spool and store cable, wire, rope, rubber hoses and similar products. Primary users of these reels are manufacturers of cable, rope and hoses, whose products are then sold principally to end users such as utilities, construction companies and heavy manufacturers.

  Ohio Rod's fastener products also constitute critical components in a variety of other household and industrial products, including as reinforcement bolts for steps on wooden ladders, axle rods for skate-wheel conveyor systems, threaded studs to secure handles on equipment, construction bolts used in roof repair and the assembly of pre-fabricated homes and bolts used as door hinges and handle hinges on automobiles.

  Markets and Customers. In 1997, Ohio Rod sold its products to over 600 customers, with no single customer accounting for over 10% of its sales. Ohio Rod has grown by incrementally adding customers while successfully retaining a high percentage of current customers, with approximately 75% of 1997 sales to companies who have been customers of Ohio Rod for at least five years. The 1990 strategic acquisition of Demby Rod & Fastener Mfg. Co, which has been integrated with Ohio Rod's operations, further strengthened its customer base. In response to the just-in-time delivery requirements, Ohio Rod has implemented stocking programs for certain customers. These programs have allowed for better customer service, improved efficiencies and, in certain cases, enhanced operating margins. Certain key customers of Ohio Rod have entered into exclusive supply contracts with Ohio Rod. The term of these contracts are generally one to two years.

  Sales and Marketing. Ohio Rod's products are sold through a network of five manufacturer representatives supported by a sales manager and six company sales personnel, and are marketed on the basis of product quality, production time and price. Ohio Rod sells products to its customers primarily on a direct basis.

  Competition. Ohio Rod competes primarily with small independent suppliers. Management believes that Ohio Rod's consistent investment in specialized equipment, high product quality, quick response times and ability to run short or irregular sized orders have given it a significant competitive advantage. In addition, management believes that the small production runs and low dollar volume orders discourage new competitors from making the sizeable capital investment in specialized heading and threading equipment that is necessary to produce small production runs profitably.

 Tabor Machine Company and Norris Screen and Manufacturing Inc.

  Tabor, a wholly owned subsidiary of the Company founded in 1961 and acquired by the Company in 1975, is a leading designer and custom manufacturer of vibrating screen systems. A vibrating screen system employs a self-contained drive mechanism that uses one, two or three moving screens of various textures, materials and grades to sort, size and dewater coal, aggregates (sand, gravel and crushed rock) and other minerals. Tabor is an industry leader in the supply of vibrating screen systems to the eastern U.S. coal mining industry. Norris, a wholly owned subsidiary of the Company founded in 1977 and acquired by the Company in 1982, manufactures stainless steel screen cloths and polyurethane screening surfaces that are used to separate the material being screened according to size. Tabor and Norris had combined net sales of $14.9 million (of which $12.7 million was from the sale of service and replacement parts) for the year ended December 31, 1997.

  Products. Tabor designs and manufactures incline and horizontal vibrating screen systems of varying sizes and capacities to customer specifications and needs. Tabor's screens vary in size with widths of up to 10 feet and lengths of up to 24 feet. Tabor's screen systems are used for the processing of coal, crushed stone, sand and gravel and minerals, to remove water or size the material (i.e. separate large and coarse materials from those of desired size and consistency). Tabor is committed to refine its screening machines to better serve its customer base and respond to competition. Recently, in part to respond to design improvements by competitors, Tabor introduced a multiple slope vibrating screen system, otherwise known in the industry as the "banana screen" (due to its sloping banana shaped angle). The banana screen can accommodate a higher tonnage of materials for processing and represents a further improvement in Tabor's processing screen system technology.

  Norris manufactures screening surfaces from stainless steel, polyurethane and other materials to suit various screening requirements. Norris has developed the patented Tabor-Thane(TM) Modular Screening System, which employs a screening system of polyurethane panels that provides a longer life than conventional screens. For customers requiring screens with more exact grading, Norris manufactures stainless steel screen cloths. Norris' screen surfaces are used by Tabor as well as other manufacturers of vibrating screen systems.

  Both Tabor and Norris derive a substantial part of their revenue from supplying after-market replacement parts and services. Each company maintains a 24-hour parts and service team to respond to customer needs.

  Markets and Customers. Tabor and Norris sell primarily to eastern U.S. coal producers, and Tabor has expanded its markets for its vibrating screen systems to non-coal applications. The non-coal sector of the vibrating screen market is significantly larger than the coal sector and management believes that it offers considerable expansion opportunities. The initial thrust of this program has been the aggregates industry (sand, gravel and crushed rock) which has screening and dewatering requirements similar to coal. Management also believes increased international opportunities are available for Tabor's products and plans to pursue them in conjunction with the activities of CMI and R&S. Tabor now has sales representatives in Canada, Mexico and China, and has sold products in each of these countries. Recently, Tabor has increased sales in Poland, and, in 1996, sold its first vibrating screen system in Russia.

  Sales and Marketing. Tabor markets and sells its products through five internal salespeople supported by an in-house engineer and technical services group that provide 24-hour service. Norris has a small sales force but primarily markets its products jointly with Tabor to the coal and mineral processing industries. The sales effort is managed at both businesses by a sales manager with 35 years of service in the screening industry.

  Competition. The principal competitors of Tabor and Norris are Allis Minerals, WS Tyler, Conn-Weld Industries and UOP Johnson. Principal after-market competitors are small regional job shops. Competition is on the basis of after-market product support, product quality and price.

 Centrifugal and Mechanical Industries and Centrifugal Services, Inc.

  CMI, a division of Elgin, founded in 1938 and acquired by the Company in 1973, is, by the Company's estimation, the leading U.S. designer and manufacturer of coal processing centrifuges. A centrifuge utilizes centrifugal force to separate liquids from solids. Centrifuges are used in the coal industry to dry coal after it has been treated with water and other fluids in the coal cleaning and preparation process. CMI has a current installed base of over 1,800 centrifuges in the United States. In 1996, CMI manufactured and sold over 90% of what it believes to be all centrifuges purchased by U.S. coal companies. CMI has long-standing relationships with most U.S. coal producers and management views the quality of its machines and the responsiveness of its field service personnel as marketing strengths. CSI, a wholly owned subsidiary of the Company founded in 1987 and acquired by the Company in 1995, provides after-market parts and services to the centrifuge market. CMI and CSI had combined net sales of $13.7 million (of which $11.4 million was from the sale of service and replacement parts) for the year ended December 31, 1997.

  Products and Services. CMI currently offers three types of centrifuges: the vibratory vertical centrifuge, the screen-scroll vertical centrifuge and the horizontal "chip-wringer" centrifuge. In addition, CMI is now introducing the "Sidewinder," a horizontal vibratory centrifuge.

  CMI's vibratory vertical centrifuge, used for coarse particle applications, dries coal through centrifugal force and vibratory motion. The vibratory centrifuge is built in two sizes ranging from 12,000 lbs. to 24,000 lbs. with capacities to dry up to 300 tons of coal per hour. Each vibratory centrifuge features large feed inlets, heavy duty motors, rugged bearing and shaft housing and continuous lubrication, all of which accommodate a coarser grade of materials.

  The screen-scroll vertical centrifuge, used for small and fine particle applications, dries coal by centrifugal force. CMI builds the screen-scroll centrifuge in five models, ranging in size from 10,000 lbs. to 16,000 lbs. with capacities to dry up to 120 tons of coal per hour.

  The "chip-wringer" centrifuge is used for non-coal applications. This small, horizontal centrifuge, built in two models ranging in size from 1,000 lbs. to 3,600 lbs., is used in auto plants, other manufacturing facilities and machine shops to separate oil, coolants and other impurities from tool and machine metal cuttings for the purposes of reclaiming the liquids and allowing proper disposal of the metal chips.

  The Sidewinder features a streamlined servicing and maintenance design and a wide variety of speed capabilities for use with a range of particle sizes. Preliminary field tests of the Sidewinder have produced favorable results, and indicate higher product recovery performance than screen scroll machines. Management believes that the Sidewinder's design may offer significant marketing advantages, particularly in international markets where horizontal configurations are more compatible with common coal preparation plant designs.

  The centrifugal drying of coal is an extremely abrasive process, requiring machine component parts and ongoing service to maintain performance and safe operation. Over 80% of the combined net sales of CMI and CSI for 1997 were after-market parts and services. CMI and CSI maintain an inventory of replacement parts, rebuilt drive assemblies and complete machines for customers. Rebuilt drive units are kept in stock, whenever possible, to be offered on an exchange basis so the customer can minimize down time. CMI and CSI provide the majority of replacement parts and service to the domestic coal centrifuge after-market. Dedicated, specialized field service personnel, based near the eastern coal fields are on call 24 hours a day, seven days a week to respond to customer needs. This service force is instrumental in promoting the sale of replacement parts. The acquisition of CSI has allowed the Company to sell parts and services to smaller customers more effectively.

  A recent innovation has improved CMI's after-market competitive position. Introduced in 1995, CMI's "Long Life Parts Package(TM)" is a patented, integrated system of components developed to reduce operating costs in screen-scroll centrifuges. CMI believes that the design of the Long Life Parts Package(TM) results in a more efficient drying process and is less stressful on component parts, thereby reducing operating costs. Management believes the performance advantages that have propelled the initial sales of the Long Life Parts Package(TM), together with customers' significant up-front investment and the unavailability of alternative products of like quality, provide CMI with the opportunity for meaningful incremental sales that should more than offset any reduced sales of less durable screening products to these customers. This package has been favorably received by customers that have installed it to date.

  Markets and Customers. CMI and CSI primarily serve the U.S. eastern coal mining industry. In recent years, CMI has developed new markets for its products in order to diversify its revenue sources and provide additional growth opportunities. CMI has sold its centrifuges to the automotive and machining, aggregates, steel and environmental remediation industries. The chip-wringer is an example of this diversification. While seeking diversification, CMI continues to refine and innovate its core product, the coal centrifuge. Examples of this diversification include CMI's introduction of its patented Long Life Parts Package(TM) and the Sidewinder horizontal centrifuge.

  CMI has sold centrifuges to seven countries since 1992. Management has focused special attention on expanding international sales, including the recent introduction of the Sidewinder. Additionally, CMI engages in joint efforts with the Engineering Services Group to identify and market to foreign coal preparation plant projects that may include the use of centrifuges. CMI is in the process of establishing a marketing, sales and service joint venture to serve central and eastern Europe. Particular focus is now being directed to the coal industry in Poland.

  Sales and Marketing. CMI markets to the U.S. coal industry through its sales force of ten, whose activities are coordinated by regional sales managers. CMI has also added an in-house sales representative responsible for increasing sales of centrifuges for non-coal applications. CMI parts are distributed from different locations in the eastern U.S. coal fields, and equipment and parts are also available through distributors in Canada and England. CSI has its own sales and service force of three employees.

  Competition. CMI currently has no significant competitors in the domestic OEM market. Management believes that CMI's product quality and service quality, and the start up costs necessary to design and build centrifuges, represent significant barriers to entry for any additional competitor. Management believes that CMI's existing strong relationships with its customers, established market presence and extensive network of sales and service personnel create a further disincentive for any potential OEM competitor to enter CMI's niche market. CMI and CSI compete with small independent providers in the sale of after-market replacement parts and services. Management believes that CMI and CSI differentiate themselves in this market by their extensive expertise and support capabilities in servicing centrifuges, as well as by offering an inventory of regularly replaced parts and rebuilt centrifuges.

 Mining Controls, Inc.

  Mining Controls, a wholly owned subsidiary of the Company established by the Company in 1977, had net sales of $12.4 million for the year ended December 31, 1997.

  Products. Mining Controls designs and manufactures specialty high and low voltage electrical power distribution equipment, electrical switch gear equipment, power factor control and harmonic correction equipment and underground lighting and electrical connectors. High and low voltage distribution and switch gear equipment is sold to the coal, mineral and metals mining industries and the underground tunneling industry. This equipment regulates, controls and distributes electrical power for a variety of requirements, depending on the customer's needs. Power factor control and harmonic correction equipment is comprised of large, complex, customized systems, generally selling for $50,000 to $750,000 each, and which control the quality and characteristics of electrical power being transmitted into and from industrial facilities with high levels of power consumption. Mining Controls sells electrical products (lighting and connectors) and programmable control equipment used by portable power centers, which provide lighting and electric power for underground mining and tunneling equipment in a variety of inaccessible locations. Mining Controls also sells replacement parts and rebuilt equipment. The Company's acquisition of Gilbert Electrical in 1989 and K&M Inc. in 1994 broadened Mining Controls' customer base into the heavy industrial and electric utility markets that requires custom designed systems for non-standard applications. Today, the Gilbert Division (which includes K&M) accounts for approximately 35% of Mining Controls' total sales, as the Company continues its focus on diversifying its end use markets.

  Markets and Customers. Mining Controls historically served primarily the eastern U.S. coal mining industry, and continues to do so. Through the integration of Gilbert and K&M, Inc., Mining Controls is able to provide specialized and customized electrical power distribution systems, power factor correction equipment and harmonic control equipment to heavy manufacturing, utility and governmental facilities.

  Sales and Marketing. Mining Controls sells its products through a ten-person technical sales staff supported by a twelve-person engineering staff, working closely with its customers' engineering representatives. Mining Controls also has key relationships with specialized distributors for the marketing, sale and distribution of its lighting and electrical products.

  Competition. Mining Controls' primary competitors are Line Power Manufacturing Co., American Switchgear Company and Pemco Corporation. Competition is generally on the basis of price and the expertise of in-house engineering and design staff. Mining Controls seeks to differentiate itself from its competitors through its design and engineering expertise and by responding more quickly and effectively to customer support requests.

 Chandler Products

  Chandler, a division of Elgin, founded in 1930 and acquired by the Company in 1986, produces cold-formed, close tolerance, custom designed, precision-threaded fasteners. Chandler's manufacturing facility has achieved ISO 9002 certification and has a fully functional quality lab accredited by the American Association of Laboratory Accreditation. Chandler's manufacturing techniques and quality control procedures have led to numerous customer awards, including the General Motors Medallions of Excellence. In addition, the President of Ohio Rod now has operating responsibility for Chandler and, along with Chandler's experienced management team, is implementing several of Ohio Rod's proven programs in marketing and operations. Chandler had net sales of $8.0 million for the year ended December 31, 1997.

  Products. Chandler's fastener products, produced to close tolerance from customer specifications, are used in diesel engines to secure the engine cylinder head and as accessory bolts to secure the starter motor, carburetor and other diesel engine components. These fastener products are manufactured in a range of sizes to the customer's specifications. Chandler fasteners are also used to secure and join various components of commercial heavy duty transmissions. These transmissions are used in dump trucks, freight trucks, tanks and cement trucks. Hand tool OEMs use Chandler products to secure tool housings and various components. Chandler also sells to industrial distributors for resale to industrial customers.

  Markets and Customers. Chandler's primary customers are manufacturers of component assemblies in the heavy duty vehicle manufacturing industry, representing a majority of Chandler's 1997 sales. Chandler also sells its products for use in various industrial applications such as hand tools and the truck and auto after-markets.

  Sales and Marketing. Chandler markets its products through a combination of independent sales representatives and a two person in-house sales force supported by design and tool engineers and production and quality technicians.

  Competition. Chandler faces competition from larger fastener manufacturers, generally serving the automobile industry, particularly during periods of excess capacity at their production facilities. Chandler seeks to differentiate itself from its competition through its ability and willingness to complete short specialized production runs, product quality and overall customer service. Management believes that Chandler's ability to complete short specialized production runs profitably constitutes a particular advantage over larger manufacturers, which usually require longer uniform runs.

 Clinch River Corporation

  Clinch River, a wholly owned subsidiary of the Company founded in 1970 and acquired by the Company in 1979, had net sales of $6.2 million for the year ended December 31, 1997.

  Products. Clinch River is a full-service custom fabrication facility specializing in the manufacture and repair of various types of preparation plant and underground coal mining equipment and small parts used for power plants and other industrial applications. Clinch River also manufactures a proprietary curved dewatering screen under the trademark RADII-VIB(R). Clinch River offers fabrication and repair services using a variety of metals, including stainless steel, to fabricate a wide range of products engineered to the customer's specifications. Clinch River is also an authorized distributor and service center for Roots-Dresser industrial vacuum pumps and blowers.

  Sales and Marketing. Clinch River markets its services and products through a sales force of five, and serves primarily the coal and electric utility industries in the southeastern United States.

  Competition. Clinch River competes with other small, regional fabrication firms on the basis of price, engineering expertise and customer service.

ENGINEERING SERVICES GROUP

  The Engineering Services Group, comprised of R&S and Soros, provides design, engineering, procurement and construction management services principally to the mining, mineral processing, electric utility and rail and marine transportation industries. Depending upon the needs of the client, these services are provided on either an unbundled (i.e. task-specific) basis or a full project turnkey basis. Historically, the Engineering Services Group provided its services primarily to the United States coal mining industry. Over the past ten years, the Engineering Services Group has diversified into markets which include aggregates, industrial minerals, base metals and precious metals. Today, this Group has a broad, well-balanced customer base within these industries and derived approximately 75% of its net sales from customers outside the coal mining industry during 1997.

  Historically, the Group executed international work opportunistically, relying on its strong reputation in the United States to attract international projects. Beginning in the early 1990s, the Engineering Services Group adopted a strategy to systematically pursue international projects. The Company believes that the Engineering Services Group is well-positioned to continue expanding internationally while maintaining its strong presence and large market share within the mature and stable domestic mining, mineral processing, electric utility and marine and rail transportation industries.

  Net sales and EBITDA, excluding unallocated corporate overhead, for the Engineering Services Group for the year ended December 31, 1997 were $61.0 million and $4.2 million, respectively. The two business units comprising the Engineering Services Group are described below.

 Roberts & Schaefer Company

  R&S, a wholly owned subsidiary of the Company founded in 1903 and acquired by the Company in 1969, has for over 90 years provided design, engineering, procurement and construction management services ranging from small engineering-only services to turnkey projects. R&S had net sales of $58.4 million for the year ended December 31, 1997.

  Services. R&S provides engineering services including evaluating the feasibility of the customer's proposal (from both a cost and engineering standpoint), translating the customer's concept to a workable design, or providing bankable feasibility studies and detailed and extensive engineering support in effecting the realization of a design. In turnkey projects, R&S performs all service activities necessary for project completion, including design, subcontracting, equipment procurement, construction management and startup. R&S also provides equipment procurement on behalf of its customers, involving the designation and sourcing of equipment to meet the customer's requirements.

  Typical mineral processing facilities designed and built by R&S include coal preparation plants, gold processing plants, copper processing plants and aggregate and crushed rock processing plants. After mining, coal is often prepared for shipment in a preparation plant. This facility crushes the coal and cleans it by washing it in a liquid solution, separates it into higher and lower grades, and removes non-coal materials. Cleaning upgrades the quality and heating value of the coal by removing or reducing pyritic sulfur content, rock, clay and other ash-producing impurities. Coal blending or mixing of various sulfur types is often performed at the preparation plant in order to meet the specific combustion and environmental needs of customers.

  Mineral processing facilities generally are comprised of a conveying system that transports mined raw material from a mine; a processing plant for size reduction, sorting (often by use of screens of the type manufactured by Tabor and Norris), and upgrading through chemical or mechanical means (often involving use of centrifuges manufactured by CMI); a conveying system to move the processed material to a storage area; and a loading facility for shipment of the processed material to its final destination. Similar processes are often required by transporters and end-users of the products, and R&S also designs bulk materials handling systems for coal-fired electric power plants and for handling multiple commodities at rail terminals, storage facilities, marine terminals and ports. These systems consist of loading and unloading equipment to remove the material from or place it into the transportation vehicle (trucks, trains, ships or barges) and multiple conveying systems to move material to or from stockpiles.

  In 1995, R&S incurred a loss of approximately $7.8 million on a $51.5 million fixed cost turnkey project that was awarded in 1992. This loss accelerated an ongoing operational restructuring, directed by Elgin's Senior Management, that involved personnel changes and the implementation of a comprehensive and detailed set of project procurement, execution and completion guidelines. These guidelines include requirements that Elgin management review and approve all proposals in excess of $3.0 million; regular meetings between Elgin management and R&S management; project specific organizational teams and benchmarks; increased use of CAD equipment and design software; more frequent projection, reporting, and monitoring of scheduling and costs; and a shift of emphasis away from larger turnkey projects toward the smaller and mid-sized projects that are consistent with the Company's niche strategy. These guidelines have been fully implemented and, along with the renewed focus on smaller and mid-size jobs, have resulted in nine profitable quarters at R&S since the completion of this turnkey project during the third quarter of 1995.

  Markets and Customers. R&S provides its services, ranging from engineering-only services to turnkey project completion, primarily to the mining, mineral processing, electric utility and rail and marine transportation industries, with a diversified customer base including a number of leading domestic and international mining companies, electric utility companies and transportation companies. Engineering-only services range in size from under $10,000 to several hundred thousand dollars. R&S' turnkey services include full project responsibility for the design and construction of mineral processing and bulk material handling facilities. R&S focuses on turnkey projects of less than $25 million, with most such projects significantly smaller, as indicated below.

  In 1997, approximately 36% of R&S' net sales were derived from fixed cost turnkey projects. A profile of the larger projects that are currently in progress or recently completed is set forth below; project value represents the total project value including net sales recognized to date and backlog of remaining amounts to be earned on such projects. Total backlog for the listed projects was $58.2 million at December 31, 1997 out of overall Engineering Services Group backlog of $78.0 million at that date.

                                                                         TOTAL
  CUSTOMER            LOCATION                JOB DESCRIPTION        PROJECT VALUE
  --------            --------                ---------------        -------------
                                                                     (IN MILLIONS)
Zeigler Coal   Gillete, WY             New coal handling system at       $16.1
                                       existing mine, includes coal
                                       unloading, crushing,
                                       conveying, slot storage,
                                       reclaiming and train loadout
                                       system.
LGZ Steel      Trinidad, V.I.          DRI (direct reduced iron)          13.7
 Partners                              materials handling system
                                       involving barge unloading,
                                       stacking, reclaiming and
                                       ship loading.
Tennessee      Chattanooga, TN         Barge unloading facility:          13.4
 Valley                                conveying and crushing coal,
 Authority                             transporting to existing
                                       power plant.
Mineral Ridge  Silver Park, NV         New gold processing in             12.0
 Resources                             Southern Nevada, including
                                       screens, crushers, process
                                       plant to extract gold.
Piast Mine     Bierun, Poland          Engineering and equipment           9.2
                                       procurement for a coal
                                       preparation plant
United         Puerto Ordaz, Venezuela Engineering and equipment           8.1
 Engineers                             procurement of a material
 International                         handling system at the
                                       Posven HBI plant.
Katowice Coal  Katowice, Poland        Modernization of existing           7.3
 Handling                              coal preparation plant to US
                                       technology.
Central        Newburgh, NY            Convey coal from self               6.0
 Hudson Gas &                          unloading ship, storage,
 Electric                              reclaiming, and conveying to
                                       power plant.
Tennessee      Paducah, KY             Upgrade of a material               5.7
 Valley                                handling system at the
 Authority                             Shawnee Fossil Plant
Raytheon       Cumberland, MD          Coal handling system                4.8
                                       including unloading,
                                       storage, conveying, crushing
                                       and transporting to power
                                       plant.
Black & Veach  Thailand                Engineering and procurement         4.1
                                       of a limestone preparation
                                       system.
City           Springfield, MO         Expansion of existing coal          3.2
 Utilities of                          storage and reclamation
 Springfield                           facility by providing hopper
                                       and conveyor system to power
                                       station.
Genwal         Huntington, UT          Upgrade coal handling               2.9
 Resources                             facility.
Lehigh         College Park, GA        Materials handling for              2.7
 Portland                              cement distribution
 Cement                                terminal.
Carlota        Globe, AZ               Copper crushing and                 2.7
 Copper                                processing plant.
Industrial     Coahuila, Mexico        New coal preparation plant          2.5
 Minera                                for Plant Pasta de Conchos
 Mexico                                Mine.
Williamette    Hawesville, KY          Wood chip handling conveyor         1.8
 Industries                            system for expanding paper
                                       mill.
Humboldt       Thailand                Design approximately 85             1.6
 Wedag                                 conveyors and associated
                                       dust collection systems for
                                       cement plants in Thailand.
U.S. Borax     Born, CA                Engineering and procurement         1.1
                                       services to facilitate
                                       reclaiming and reprocessing
                                       borate ore from tailings
                                       ponds.

  In addition, as of December 31, 1997, R&S was undertaking approximately 90 other projects with annual net sales of less than $1.0 million.

  Management believes that targeting projects in the range of $1 million to $25 million gives R&S two strategic advantages. First, this is a niche of the mineral processing and material handling markets that generally does not attract larger firms, permitting R&S to compete with smaller, local and regional contractors that may lack R&S' experience and capabilities. Second, by maintaining a larger portfolio of smaller projects, R&S is better able to manage the risk inherent in its business.

  Traditionally, R&S provided its services primarily to the coal industry, having designed and constructed 8 of the estimated 14 coal preparation plants built in the United States during the ten years prior to November, 1997. Due to R&S's strong position and reputation as a designer and builder of coal preparation plants, it has often been requested to execute coal projects internationally. R&S did undertake international projects when the opportunities were presented, principally in the area of coal preparation. From the mid-1970's through the mid-1980's, R&S had built plants in nine countries. Beginning in the early 1990's, R&S initiated a program to broaden its market to include all types of domestic mineral and metal processing facilities and bulk materials handling systems. As a result of this program, R&S no longer depends to the same extent on the U.S. coal mining industry, and now has a broad and diversified customer base, having executed projects in the aggregates, industrial minerals and base metal industries over the last ten years. This program has also been successful in further diversifying the markets of R&S to include international work. During 1997, approximately 30% of the net sales of R&S were from international projects.

  Sales and Marketing. R&S markets its services through internal marketing and sales groups located in Chicago and Salt Lake City. R&S management and engineering staff participate in the process to adequately price and successfully bid on projects. R&S also secures projects through partnering or joint bidding arrangements with larger engineering and construction firms or architectural engineers, particularly in the case of international projects. In such arrangements, R&S will assume specific responsibility for a particular component of a larger project. In this regard, R&S has executed projects with and has ongoing client relationships with Raytheon, Black & Veatch and Bechtel Power, including occasional joint venture relationships. For example, the Genwal Resources project in the table set forth above was a joint bid with The Industrial Company, which provided the construction services to complement the work of R&S.

  Competition. Primary competitors of R&S include Dearborn Midwest Conveyor (coal and limestone handling), Kilbourn International, Inc. (mining), Mincorp Engineers and Constructors (precious and base metals), Industrial Resources, Inc. (coal processing and material handling) and McNally Wellman Co. (coal and limestone handling). Generally, R&S competes with a large number of specialty engineering firms on the basis of quality of work performed, strength of reputation, responsiveness to customer needs, price and ability to meet deadlines, and R&S seeks to differentiate itself from its competitors with respect to each of these factors.

 Soros Associates, Inc.

  Soros, founded in 1955 and acquired by the Company in 1994, specializes in designing and providing consulting engineering services with respect to marine bulk and liquid material handling systems. The acquisition of Soros strengthened the Engineering Services Group's technical expertise in the development of marine port facilities, and has enabled Soros to begin to expand its business from its traditional project base of design and consulting engineering. Soros has designed more than 200 bulk, liquid and general cargo port facilities, 14 of which were greenfield projects (i.e. start-ups at unimproved sites). Since 1955, Soros has completed over 640 projects in 70 countries and has received over 20 citations and awards for its engineering excellence. Soros had net sales of $2.6 million for the year ended December 31, 1997.

  Soros offers a special expertise in offshore terminals, involving bulk loading and unloading at open sea. Soros has more successful offshore terminal installations around the world than any other firm, including the first open sea loading berth at Port Latta, Tasmania; the first multiple oriented loading berth at Punta Colorada,

Argentina and the first open sea continuous unloading berth at Hsinta, Taiwan. Soros has extensive experience in the engineering of all types of conveyers, shiploaders, unloaders, railroad yards, railroad and truck loading and unloading, stackers, reclaimers, tunnels, covered and silo storage, crushing, screening, drying, bagging, weighing, sampling and computerized control and data management systems.

  Soros' customer base consists of coal companies, port authorities (both private and municipal) and municipalities. Competition for customers is on the basis of reputation and perceived value added through the firm's expertise, as well as price. Soros obtains its projects through reputation, requests for proposals and local sales agents that build industry contacts. Soros has also obtained project referrals from R&S.

THE COAL INDUSTRY

  Approximately 40% of the Company's consolidated net sales in 1997 were derived from customers operating primarily in the coal mining industry. The Engineering Services Group provides the industry with design and construction management services, Mining Control and Clinch River supply equipment used in the mining process, and CMI, CSI, Tabor and Norris supply equipment and component parts used in processing coal.

  The United States is the largest coal producer and consumer in the world. According to preliminary data compiled by the United States Department of Energy's Energy Information Administration (the "EIA"), United States coal production totaled approximately 1.1 billion tons in 1996, a 7.6% increase from the 1.0 billion tons produced in 1995 and a record high. Coal production levels in 1996 were driven by an unusually large increase in coal consumption for electricity generation resulting from the combination of increased natural gas prices, negligible growth in nuclear-powered generation, colder-than-normal weather, and strong economic growth.

  Coal consumption in the United States has experienced generally steady annual growth over the last ten years attributable to similar growth in the demand from the electric utility industry, which consumes in excess of 85% of domestic coal. For 1996, total U.S. coal consumption increased 4.1% over 1995, totaling approximately 1.0 billion tons for the year. Coal continued to represent the principal energy source for U.S. utilities through 1996, with coal accounting for 56.4% of total utility power generation, up from 55.2% in 1995. Over the last three years through 1996, coal prices have generally remained steady, except for seasonal variations. Given coal's status as a relatively inexpensive and abundant resource for the production of electricity, domestically produced coal is expected to continue to play a significant role in the production of electricity in the future.

  Total domestic recoverable coal reserves are estimated at 263 billion tons, or 23% of the world's total recoverable reserves. Total world recoverable reserves are estimated at 1,145 billion tons, sufficient to last another 230 years at current production rates. Although coal deposits are widely distributed, 57% of the world's reserves are located in three regions: the countries of the former Soviet Union (23%), the United States (23%) and China (11%). Another four countries, Australia, Germany, India and South Africa, account for an additional 28%. In 1993, these seven regions accounted for approximately 80% of total world coal production.

  Productivity gains, environmental legislation and a shift in the relative importance of utility consumption compared to metallurgical and industrial usage have worked together to exert pressures on the fundamental structure of the coal industry. According to statistics compiled by the federal government, the number of operating mines has declined 47% over the last ten years even though production has increased 31%. During this period, work practice and technological improvements, as well as the rapid expansion of surface mining in Wyoming, have allowed production per man day to increase by 95% while industry employment declined 42%. These productivity gains and resulting excess productive capacity in most segments of the industry have contributed to the stability of coal prices in recent years at levels lower than the 1970's and early 1980's. The reduction in the number of mines has partially offset the impact of the growing production and technology upgrades on suppliers to the coal industry such as the Company. Clean air concerns and legislation have increased consumption of low sulfur products mined in Appalachia and the western United States, and the Company expects this trend to continue.

SUPPLIES

  The Company acquires substantially all of its raw materials from outside sources. The basic raw materials primarily used in the Manufactured Products Group are flat sheet metal, coiled wire or rod and various forms of stainless steel materials. Additionally, the Manufactured Products Group acquires circuit breakers, components, transformer cores, motors and drive units from outside sources. The Company subcontracts certain fabrication work to other suppliers. The Company is dependent on the ability of such fabrication suppliers for timely delivery, performance and quality specifications. The Engineering Services Group sources many different types of components in the construction of plant facilities, which in certain cases are sold directly to the Company's customer by the selected supplier. These include equipment such as vibrating screens, centrifuge dryers, flotation units and other finished products. The Company believes there are numerous sources of supply for the different materials used in its operations.

FACILITIES

  The Company and its businesses conduct operations from the following primary facilities:

                                                                  APPROXIMATE
  BUSINESS         LOCATION      PRINCIPAL FUNCTION OWNED/LEASED SQUARE FOOTAGE
  --------         --------      ------------------ ------------ --------------
Elgin         Downers Grove, IL    Headquarters        leased         6,470
Ohio Rod      Versailles, IN       Manufacturing       owned         93,350
Chandler      Euclid, OH           Manufacturing       owned         88,000
 Products
Mining Con-   Beckley, WV          Manufacturing       owned         28,825
 trols
CMI           St. Louis, MO        Manufacturing       owned         63,295
CSI           Raleigh, IL          Manufacturing       owned         16,166
                                                       leased        18,245
Tabor         Bluefield, WV        Manufacturing       owned         44,000
Norris        Princeton, WV        Manufacturing       owned         12,700
Clinch River  Tazewell, VA         Manufacturing       owned         25,400
                                                       leased         7,200
R&S           Chicago, IL and      Office              leased        16,200
              Salt Lake City, UT   Office              leased        25,267
Soros         Chicago, IL          Office              leased         5,800

EMPLOYEES

  As of February 28, 1998, the Company had approximately 673 employees. Approximately 28 employees of the Company at CMI's St. Louis, Missouri facility are represented by District 9 of the International Association of Machinists and Aerospace Workers ("IAM") and are covered by a contract between CMI and the IAM effective from March 1, 1998 through February 28, 2003. Approximately eight employees of TranService, Inc., a wholly owned subsidiary of the Company, are represented by the United Mine Workers of America ("UMWA") and are covered by the National Bituminous Coal Wage Agreement expiring on December 31, 2002, as modified by that certain memorandum of understanding dated April 27, 1995 between the UMWA and TranService. The Company believes that its relations with its employees are generally good.

REGULATORY MATTERS

  The Company is subject to a variety of environmental standards imposed by federal, state, local, and foreign environmental laws and regulations. The Company also is subject to the federal Occupational Health and Safety Act and similar foreign and state laws. Stringent and extensive safety and health standards are imposed by federal law and regulation on the mining industry, including the equipment used in mining operations (such as that manufactured by the Manufactured Products Group). The Mine Safety and Health Administration monitors compliance with these federal laws and regulations. In addition, most of the states in which the Company sells products or provides services impose regulations for mine safety and health. The Company periodically reviews its procedures and policies for compliance with environmental, health and safety and mining laws and regulations and believes that it is in substantial compliance with all such material laws and regulations applicable to its operations. Historically, the costs of compliance with environmental, health and safety requirements have not been material to the Company's divisions or subsidiaries.

LEGAL PROCEEDINGS

  The Company and its subsidiaries are involved in legal proceedings from time to time in the ordinary course of its business. As of the date of this Prospectus, neither the Company nor any of its subsidiaries are a party to any lawsuit or proceeding which, individually or in the aggregate, in the opinion of management, is reasonably likely to have a material adverse effect on the financial condition, results of operation or cash flow of the Company.

  In connection with the 1993 leveraged buyout of the Company, Jupiter agreed to indemnify the Company against various claims and ongoing litigation and assumed the defense of such litigation. The litigation includes a wrongful death product liability claim against R&S in connection with an accident at a work site. Although the Company believes that Jupiter and its insurance carrier are performing on the indemnity obligations, there can be no assurance that they will continue to do so or that the Company would successfully recover on the indemnity in the event of an adverse judgment against R&S or adverse outcomes in any other proceeding. In any such case, the Company would bear the cost of defense and any adverse judgment. One or more such adverse judgments could materially and adversely affect the Company's business, financial condition, results of operations and debt service capability.

                                  MANAGEMENT

  The following table sets forth information regarding the directors and executive officers of the Company:

      NAME                  AGE    POSITION WITH THE COMPANY     DIRECTOR SINCE
      ----                  ---    -------------------------     --------------
      Fred C. Schulte...... 51  Chairman of the Board, Chief          1988
                                Executive Officer and Director
      Charles D. Hall...... 59  President, Chief Operating            1993
                                Officer and Director
      Wayne J. Conner...... 45  Vice President, Treasurer, Chief      1993
                                Financial Officer and Director
      Lynn C. Batory....... 39  Vice President, Controller and
                                Secretary
      David Hall........... 38  Vice President of Manufacturing
      Mort Maurer.......... 80  Director                              1998


  A brief description of the employment history of the directors and executive officers of the Company listed above are set forth below:

  Fred C. Schulte is Chairman of the Board, Chief Executive Officer and a Director of the Company. Mr. Schulte joined the Company as President and CEO in 1988 in connection with the acquisition of the Company by The Jupiter Corporation. Mr. Schulte had joined The Jupiter Corporation earlier that same year. From 1986 to 1988, Mr. Schulte served as Vice President-Executive Department for Santa Fe Southern Pacific at its headquarters in Chicago. From 1976 to 1986, Mr. Schulte was employed with SF Mineral Company (a Santa Fe Southern Pacific Company) in Albuquerque, New Mexico. From 1974 to 1976, Mr. Schulte was employed by Kerr McGee Corporation where he held a number of engineering, operating and management positions in the company's Hard-Minerals Division. Prior to 1974, Mr. Schulte served for five years in the United States Air Force as a pilot and operations officer. Mr. Schulte received an Engineer of Mines degree from the Colorado School of Mines and a Master of Business Administration degree from Oklahoma City University. Mr. Schulte also serves on the board of directors of Pegasus Gold, Inc.

  Charles D. Hall is President, Chief Operating Officer and a Director of the Company. Mr. Hall joined the corporate staff of the Company in 1988, serving as Vice President of Operations prior to being named President in 1997. From 1975 to 1988, Mr. Hall was employed by Ohio Rod, initially as Controller and Chief Financial Officer and then, in late 1975, as President, a position he held until 1988. Prior to joining Ohio Rod, Mr. Hall was employed by Walker China in Bedford Heights, Ohio from 1971 to 1974. Mr. Hall is the father of David Hall, the Company's Vice President of Manufacturing.

  Wayne J. Conner is Vice President, Chief Financial Officer, Treasurer and a Director of the Company. Mr. Conner joined the Company in 1989 as Vice President and Chief Financial Officer. From 1985 to 1989, Mr. Conner was employed by AluChem, Inc. of Cincinnati, Ohio as the Corporate Controller and Chief Financial Officer. From 1984 to 1985, Mr. Conner served as the Vice President of Finance and Administration for a start-up computer manual writing company, Comware, Incorporated. From 1976 to 1984, Mr. Conner was employed by Ohio Rod as the Controller and Chief Financial Officer. Mr. Conner began his career at the public accounting firm of Haskins and Sells. Mr. Conner is a graduate of the University of Cincinnati, College of Business Administration and is a Certified Public Accountant.

  Lynn C. Batory is Vice President, Controller and Secretary of the Company. Ms. Batory joined the Company in 1983 as an internal auditor performing operational audits and special projects. Since then, Ms. Batory has held positions of increasing responsibility including Accounting Manager, Assistant Controller and her current position of Controller which she attained 1988. In 1993, Ms. Batory was also named Vice President and Secretary. Prior to joining the Company, Ms. Batory was employed by NICOR, Inc. of Naperville, Illinois from 1981 to 1983 as a staff accountant providing financial support for ten mining companies and five marine transportation companies. Ms. Batory holds a Bachelor of Science degree in Accounting from the University of Houston.

  David Hall is Vice President of Manufacturing. Mr. Hall joined the Company in 1995, and is currently responsible for the operations of the Manufactured Products Group. From 1984 to 1995, Mr. Hall was employed by Consolidated Industries of Lafayette, Indiana where he served in various positions of increasing responsibility including Assistant Controller, Controller, Vice President of Finance and Administration and, beginning in 1994, General Manager. Mr. Hall has a Bachelor of Science degree in Accounting from Butler University. David Hall is the son of Charles D. Hall, President, Chief Operating Officer and a director of the Company.

  Mort Maurer was elected in January, 1998 to serve as a director of the Company. Mr. Maurer has over 30 years executive managerial experience at large manufacturing companies, including Northrop Corporation and RCA. From 1983 to 1987, Mr. Maurer served as Vice President of Monogram Industries. Mr. Maurer currently serves as Chairman of the Board of Spaulding Composites, Inc. and since 1987, Mr. Maurer has been retained as a consultant by Nortek, Inc. Mr. Maurer holds a Master of Business Administration degree from Pepperdine University and also holds a Bachelor of Science degree in Mechanical Engineering.

EXECUTIVE COMPENSATION

  The following table sets forth certain information concerning compensation of the Company's Chief Executive Officer and for the four other most highly compensated officers of the Company having total annual salary and bonus in excess of $100,000.

                          SUMMARY COMPENSATION TABLE

                                                  ANNUAL COMPENSATION
                                        ---------------------------------------
                                                               ALL OTHER ANNUAL
      NAME AND PRINCIPAL POSITION       YEAR  SALARY   BONUS     COMPENSATION
      ---------------------------       ---- -------- -------- ----------------
Fred C. Schulte........................ 1997 $303,876 $244,414    $31,252(1)
 Chairman and Chief Executive Officer   1996  289,406  195,500     41,255(1)
                                        1995  275,625  100,000     41,280(1)
Charles D. Hall........................ 1997 $273,489 $244,414    $28,699(1)
 President and Chief Operating Officer  1996  260,466  195,500     37,397(1)
                                        1995  248,063  100,000     35,956(1)
Wayne J. Conner........................ 1997 $158,016 $244,414    $16,180(1)
 Vice President, Treasurer and Chief    1996  150,491  195,500     26,948(1)
 Financial Officer                      1995  143,325  100,000     24,268(1)
Lynn C. Batory......................... 1997 $101,875 $105,000    $10,569(2)
 Vice President, Controller and         1996   96,875   60,000     10,062(2)
 Secretary                              1995   91,250   31,750      9,554(2)
David Hall............................. 1997 $102,500 $ 75,000    $10,569(2)
 Vice President of Manufacturing        1996   97,500   35,000     10,000(3)
                                        1995   46,731   15,000      22.00(3)

--------
(1) Reflects employer contributions to the Company's Profit Sharing Plan (as defined) and Supplemental Employee Retirement Plan (as defined) and the value of term life insurance premiums.
(2) Includes employer contributions to the Company's Profit Sharing Plan and the value of life insurance premiums.
(3) For 1996, reflects employer contributions to the Company's Profit Sharing Plan; for 1995, reflects the value of life insurance premiums.

 Profit Sharing Plan

  The Company maintains the Elgin National Industries, Inc. Master Savings & Profit Sharing Plan (the "Profit Sharing Plan"). Generally, all non-union employees of the Company who have completed one year of service are eligible to participate in the Profit Sharing Plan. For any plan year, the Company may make a discretionary contribution to the Profit Sharing Plan, which is allocated to participants have completed 1,000 hours of service during the year and who are employed on the last day of the year based on their compensation for that year. Participants vest in their account balances ratably over five years (in 20 percent increments). Generally, distributions from the Profit Sharing Plan are made following termination of employment.

 Supplemental Employee Retirement Plan

  The Company maintains the Elgin National Industries, Inc. Supplemental Retirement Plan (the "Supplemental Employee Retirement Plan"). Employees are eligible for participation in this plan if they participate in the Profit Sharing Plan or the ENI Pension Plan for Employees of Elgin National Industries, Inc. and Participating Affiliates (the "Pension Plan") and have been approved for participation by the Board of Directors. The Supplemental Employee Retirement Plan provides benefits to participants whose full benefits under the Profit Sharing Plan or the Pension Plan have been limited by certain provisions of the Internal Revenue Code. Benefits under the Supplemental Plan are generally payable upon termination of employment.

                            PENSION PLAN TABLE (A)

     REMUNERATION (B)                              YEARS OF SERVICE
     ----------------                  -----------------------------------------
                                         15      20      25       30       35
                                       ------- ------- ------- -------- --------
     $200,000......................... $20,852 $27,802 $34,753 $ 41,703 $ 48,654
     $225,000.........................  23,664  31,552  39,440   47,328   55,216
     $250,000.........................  26,477  35,302  44,128   52,953   61,779
     $300,000.........................  32,102  42,802  53,503   64,203   74,904
     $350,000.........................  37,727  50,302  62,878   75,453   88,029
     $400,000.........................  43,352  57,802  72,253   86,703  101,154
     $450,000.........................  48,977  65,302  81,628   97,953  114,279
     $500,000.........................  54,602  72,802  91,003  109,203  127,404
     $550,000.........................  60,227  80,302 100,378  120,453  140,529
     $600,000.........................  65,852  87,802 109,753  131,703  153,654

--------
(a) The above table illustrates the estimated annual retirement benefits payable to Pension Plan and Supplemental Employee Retirement Plan participants commencing at age 65 in the form of a single life annuity, not subject to deduction for social security or other offsets. The above information is based on the current pension formula for various levels of compensation and years of service.
(b) A participant's pension benefit is generally based on a percentage of his salary and bonus for the highest five years of his employment and his years of credited service. The compensation taken into account under the Pension Plan for 1997 was limited to $160,000 in accordance with Internal Revenue Code rules and such limitation may be adjusted periodically in the future in accordance with Section 401(a)(17) of the Code. Remuneration in the above table is represented as the highest consecutive five year average salary. The above table does not reflect the current compensation limitation under Code Section 401(a)(17) for qualified pension plans, because the Supplemental Employee Retirement Plan provides benefits for compensation above the limitation. Credited service under the Pension Plan as of January 1, 1997 for the named executive officers is as follows: Mr. Schulte, 8 years; Mr. C. Hall, 23 years; Mr. Conner, 15 years; Ms. Batory, 14 years; and Mr. D. Hall, 1 year.

 Employment and Non-Competition Agreements

  The Company and each of Messrs. Schulte, C. Hall and Conner entered into employment and non-competition agreements, with an initial term beginning on November 5, 1997, and ending on the fifth anniversary thereof (the "Employment Agreements"). The terms of the new employment contracts relating to base salary and related increases and annual bonuses are substantially similar to the terms of the employment agreements negotiated between Senior Management and the Selling Stockholders that were in effect prior to the Recapitalization Transactions. The term of the Employment Agreements is subject to annual renewal after the initial term unless one party gives written notice of non-renewal to the other party at least 180 days prior to the then current expiration date. Under the terms of the Employment Agreements, Mr. Schulte serves as the Chief Executive Officer and received a base salary of $303,876 for 1997, and will receive annual increases beginning in 1998 equal to the greater of the change in the applicable consumer price index or 5% per annum; Mr. C. Hall serves as the President and Chief Operating Officer and received a base salary of $273,489 for 1997, and will receive annual increases beginning in 1998 equal to the greater of the change in the applicable consumer price index or 5% per annum; and Mr. Conner serves as the Chief Financial Officer and received a base salary of $158,016 for 1997, and will receive annual increases beginning in 1998 equal to the greater of the change in the applicable consumer price index or 5% per annum. Each of the executive officers is entitled to an annual bonus for 1997 and later years of 1.5% of the Company's consolidated earnings before interest, taxes, amortization and the employment agreement bonuses described in this paragraph, subject to certain adjustments. Each such executive officer is also entitled to employee benefits and perquisites under various programs, plans and arrangements maintained by the Company from time to time. The Employment Agreements contain a confidentiality covenant and a non-competition covenant that generally applies during the term of employment and for a period of 3 years thereafter.

  Each such Employment Agreement will terminate prior to the scheduled expiration date in the event of the death or disability of the named executive officer or upon the sale by such named executive officer of his stock in the Company. In addition, the Company may terminate the employment of any of the named executive officers for cause (as defined in the agreements, generally commission of certain felonies, material breaches of duty or breaches of the non-competition restriction) and any named executive officer may terminate employment in the event the Company materially breaches the provisions of the Employment Agreement. Upon such a termination by an executive officer or termination by the Company without cause, the terminated executive officer will be entitled to continued payments and benefits for the remainder of the then current term. Upon the expiration and non-renewal of the Employment Agreement, the executive officer will receive severance payments for one year thereafter equal to the executive's base salary, subject to the executive's continued compliance with the non-competition provisions. Under each of the Employment Agreements, the Company has the obligation to maintain life insurance covering each of the named executive officers, with the proceeds thereof to be used to honor any put rights exercised by the estate of an executive officer, as set forth below under "Principal Stockholders-- Partnership Agreement."

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information regarding beneficial ownership of the capital stock of the Company after consummation of the Recapitalization Transactions by (i) each stockholder who beneficially owns more than 5% of the outstanding capital stock of the Company and (ii) each director or executive officer of the Company and all directors and executive officers as a group.

                            SHARES OF COMMON STOCK SHARES OF PREFERRED STOCK
                              BENEFICIALLY OWNED     BENEFICIALLY OWNED (B)
                            ---------------------- -----------------------------
NAME                          NUMBER     PERCENT      NUMBER         PERCENT
----                        ---------- ----------- --------------- -------------
SHC Investment Partnership
 (a)......................     6,408.3        100%             --           --
Fred C. Schulte (a).......     2,136.1     33 1/3%        11,621.7           58%
Charles D. Hall...........     2,136.1     33 1/3%         4,165.0           21%
Wayne J. Conner...........     2,136.1     33 1/3%         4,165.0           21%
Lynn C. Batory............         --          --              --           --
David Hall................         --          --              --           --
Mort Maurer...............         --          --              --           --
Directors and executive
 officers as a group
 (6 persons)..............     6,408.3        100%        19,951.7          100%

--------
(a) SHC Investment Partnership is a Delaware general partnership (the "Partnership") in which Messrs. Schulte (through Fern Limited Partnership), Hall and Conner each have a one-third voting interest. Company common stock held by the Partnership is to be voted as directed by holders of two-thirds of the Partnership interests. Mr. Schulte's interest in the Partnership is held through Fern Limited Partnership, a Delaware limited partnership controlled by Mr. Schulte. In addition to his one-third voting interest, Mr. Schulte (also through Fern Limited Partnership) also has a preferred interest in the Partnership, as discussed below.
(b) Does not include preferred stock units. See "Capitalization."

  Partnership Agreement. The issued and outstanding common stock of the Company is owned by SHC Investment Partnership, a Delaware general partnership (the "Partnership"). Each of Fern Limited Partnership (a Delaware limited partnership controlled by Fred C. Schulte), Charles D. Hall and Wayne J. Conner holds a 33.33% voting interest in the Partnership. The management of the Partnership is governed by a partnership agreement (the "Partnership Agreement") among Fern, Hall and Conner. The Partnership Agreement requires that partners holding 66.66% of the voting interest in the Partnership must consent to any vote cast by the Partnership in its capacity as the sole common stockholder of the Company. Pursuant to the Partnership Agreement, each partner agrees to cause the Partnership to vote in favor of the election of Schulte, Hall and Conner as directors of the Company. Because of the greater number of common shares originally contributed to the Partnership by Fern, Fern will also hold a non-voting preferred equity interest in the Partnership. This preferred equity interest is entitled to a preference in any distributions until the agreed value of the preferred interest, and all accrued interest thereon, is paid. Generally, the partners are not permitted to transfer their interests in the Partnership, although the Partnership Agreement does permit a partner to transfer to family members the right to receive revenues due on the Partnership interest. In connection with the Partnership Agreement, each of Fern, Hall and Conner have agreed to grant each other a right of first refusal with respect to their respective shares of preferred stock in the Company. The outstanding preferred stock in the Company will continue to be held by Fern, Hall and Conner individually and will not be held by the Partnership.

                             RELATED TRANSACTIONS

  Members of Senior Management are indebted to the Company in the aggregate net amount of $3,633,000, described below.

  Fred C. Schulte through his affiliate Fern Limited Partnership, a Delaware limited partnership controlled by Mr. Schulte, is indebted to the Company in the amount of $1,000,000 evidenced by a promissory note originally dated September 24, 1993 from Fern Limited Partnership, and payable to the Company, bearing interest at 5.35% per annum and maturing in December, 2007, subject to certain mandatory prepayment requirements. Fern Limited Partnership is also the obligor on another promissory note dated September 24, 1993 and payable to the Company in the amount of $1,603,000, bearing interest at 5.35% per annum and maturing in December, 2007. This obligation is offset by two promissory notes from the Company payable to Mr. Schulte in the aggregate amount of $1,603,000 and bearing the same 5.35% percent interest rate and December, 2007 maturity date. On the Issue Date, the maturity date of each of these notes was extended until after the maturity date of the Notes.

  Charles D. Hall is indebted to the Company in the amount of $516,500 evidenced by a promissory note, dated September 24, 1993, bearing interest at 6.42% per annum and maturing in December, 2007, subject to certain mandatory prepayment requirements. On the Issue Date, the maturity date of such note was extended until after the maturity date of the Notes.

  Wayne J. Conner is indebted to the Company in the amount of $516,500 evidenced by a promissory note dated September 24, 1993 bearing interest at 6.42% per annum and maturing in December, 2007, subject to certain mandatory prepayment requirements. On the Issue Date, the maturity date of such note was extended until after the maturity date of the Notes.

  In late December, 1997, the Company loaned members of Senior Management an aggregate of $1,600,000, to be repaid pursuant to ten year promissory notes bearing interest at the rate of 6.31% per annum, with principal and accrued interest due at maturity.

                     DESCRIPTION OF SENIOR CREDIT FACILITY

  Bank of America National Trust and Savings Association ("Bank of America") has provided the Company with a three-year Senior Credit Facility. The following is a discussion of all material terms of the Senior Credit Facility. The Senior Credit Facility provides for borrowings of up to $20.0 million in aggregate principal amount, which amount includes a letter of credit subfacility of up to $7.0 million. The maximum amount available under the Senior Credit Facility, however, is further subject to a monthly borrowing base limitation of 85% of eligible accounts receivable of the Manufactured Products Group and 50% of eligible accounts receivable of the Engineering Services Group and 60% of eligible inventory. The Company's borrowing availability is also reduced by outstanding letters of credit. At December 31, 1997, the borrowing base was approximately $16.0 million. The Company plans to use the Senior Credit Facility for working capital, capital expenditures and letters of credit.

  Interest is payable on borrowings at one or more variable rates selected by the Company, consisting of (a) the greater of the Federal Funds Rate plus 0.5% or the bank's reference rate, or (b) LIBOR plus 1.5% (effectively 7.2%, 7.0% and 8.5%, respectively, at December 31, 1997). The Company pays a fee equal to 0.30% per annum on the unused amount of the Senior Credit Facility. For letters of credit, the Company pays an issuance fee of 0.25% of the amount of each letter of credit plus a fee in an amount equal to 1.50% per annum times the daily average of the amount of outstanding letters of credit.

  The Senior Credit Facility contains certain covenants limiting, among other things, the Company's and each Subsidiary's ability to pay cash dividends or make other distributions, change its business, merge, consolidate or dispose of assets, incur liens, agree to negative pledges, make loans and investments, incur indebtedness, make capital expenditures, make certain amendments to the Indenture and engage in certain transactions with affiliates. The Senior Credit Facility also contains financial covenants that require the Company to meet, on a quarterly basis, a maximum funded debt to cash flow ratio (6:1 for fiscal years 1997 and 1998, 5.5:1 for fiscal year 1999 and 5.25:1 for fiscal year 2000), minimum interest coverage ratio (1.5:1 for fiscal years 1997 and 1998 and 1.75:1 for fiscal years 1999 and 2000), an underbillings ratio (no greater than 5%) and a minimum fixed charge coverage ratio (1.1:1 for fiscal year 1997, 1:15:1 for fiscal year 1998, 1.2:1 for fiscal year 1999 and 1.25:1 for fiscal year 2000).

  The Senior Credit Facility contains events of default customary for facilities of its type, including without limitation, the Company's failure to pay principal, interest, fees or other amounts when due; the Company's breach of any covenants, representations or warranties; cross-default and cross acceleration; bankruptcy, insolvency or similar events involving the Company or the Subsidiaries; the unenforceability of any of the agreements or liens securing payment of the obligations under the Senior Credit Facility; and the occurrence or existence of any event or circumstance which has a material adverse effect upon the Company.

  Loans and letters of credit, if any, under the Company's Senior Credit Facility are guaranteed by its current and future material domestic Subsidiaries, which loans, letters of credit and guarantees are secured by a first perfected security interest in the inventory and accounts receivable of the Company and its current and future material domestic Subsidiaries, as well as by a pledge of the capital stock of the material Subsidiaries (limited to 65% of the capital stock of foreign Subsidiaries). Upon the occurrence and continuation of a default under the Senior Credit Facility, the Company has also agreed to pledge the property, plant and equipment of the Company and its current and future Subsidiaries.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 23,678 shares of class A voting common stock, $.01 par value, of which 6,408.3 shares are issued and outstanding, and 550,000 shares of preferred stock, $1.00 par value, of which 19,951.7 shares are issued and outstanding.

  Each holder of shares of common stock is entitled to one vote per share on all matters to be voted on by stockholders. The holders of common stock are entitled to dividends and other distributions if, as and when declared by the Board of Directors out of assets legally available therefor, subject to restrictions, if any, imposed by indebtedness outstanding from time to time. Upon the liquidation, dissolution or winding up of the Company, the holders of shares of common stock would be entitled to share ratably in the distribution of the Company's assets.

  Holders of preferred stock have the following dividend, redemption, voting and liquidation rights:

  Dividends on the preferred stock accrue cumulatively during each fiscal quarter at the rate of 10% per annum on the liquidation value ($100 per share). Dividends are payable as and when declared by the Board of Directors.

  The preferred stock is mandatorily redeemable on December 31, 2007, provided that no redemption shall be permitted during any period that the Notes remain outstanding. The redemption price equals the liquidation value ($100 per share) plus all accrued and unpaid dividends thereon. Additionally, the Company at its option may, but is not required to, redeem all or any portion of the preferred stock then outstanding at the foregoing redemption price. No redemption shall be permitted during any period that the Notes remain outstanding.

  Holders of the preferred stock have no voting rights with respect to general corporate matters except as provided by law and as follows. The Company can not amend, alter or repeal any of the preferences, special rights or other powers of the preferred stock which would affect adversely the preferred stock without the written consent or affirmative vote of the holders of at least two-thirds of the then outstanding shares of preferred stock.

  Holders of preferred stock are entitled to a preference over of holders of common stock on liquidation in the amount of $100 per share plus all accrued and unpaid dividends thereon.

  The preferred stock units are not capital stock but have substantially the same contractual rights and preferences as the preferred stock. See Note 12 of Notes to Consolidated Financial Statements.

                              THE EXCHANGE OFFER

PURPOSE OF THE EXCHANGE OFFER

  The Exchange Offer is being made by the Company to satisfy its obligations pursuant to the Registration Rights Agreement. See "--Registration Rights Agreement."

  The Company is making the Exchange Offer in reliance upon the position of the staff of the Commission set forth in certain no-action letters addressed to other parties in other transactions. However, the Company has not sought its own no-action letter and there can be no assurance that the staff of the Commission would make a similar determination with respect to the Exchange Offer as in such other circumstances. Based on these interpretations by the staff of the Commission, the New Notes issued pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by holders thereof (other than (i) any such holder that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act; (ii) an Initial Purchaser who acquired the Old Notes directly from the Company solely in order to resell pursuant to Rule 144A of the Securities Act or any other available exemption under the Securities Act; or (iii) a broker-dealer who acquired the Old Notes as a result of market making or other trading activities) without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business and such holder is not participating and has no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of such New Notes. Any Holder who tenders Old Notes in the Exchange Offer for the purpose of participating in a distribution of the New Notes could not rely on such interpretations by the staff of the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction, unless such sale is made pursuant to an exemption from such requirements.

  Holders of Old Notes not tendered will not have any further registration rights and the Old Notes not exchanged will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the markets for the Old Notes could be adversely affected.

  NEITHER THE BOARD OF DIRECTORS OF THE COMPANY NOR THE COMPANY MAKES ANY RECOMMENDATION TO HOLDERS OF OLD NOTES AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ALL OR ANY PORTION OF THEIR OLD NOTES PURSUANT TO THE EXCHANGE OFFER. IN ADDITION, NO ONE HAS BEEN AUTHORIZED TO MAKE ANY SUCH RECOMMENDATION. HOLDERS OF OLD NOTES MUST MAKE THEIR OWN DECISION WHETHER TO TENDER PURSUANT TO THE EXCHANGE OFFER AND, IF SO, THE AGGREGATE PRINCIPAL AMOUNT OF OLD NOTES TO TENDER AFTER READING THIS PROSPECTUS AND THE LETTER OF TRANSMITTAL AND CONSULTING THEIR ADVISERS, IF ANY, BASED ON THEIR OWN FINANCIAL POSITION AND REQUIREMENTS.

REGISTRATION RIGHTS AGREEMENT

  In connection with the issuance of the Old Notes, the Company entered into the Registration Rights Agreement with the Initial Purchasers of the Old Notes.

  The Company, the Guarantors and the Initial Purchasers entered into the Registration Rights Agreement on the Closing Date. Pursuant to the Registration Rights Agreement, the Company agreed to file with the Commission the Exchange Offer Registration Statement on the appropriate form under the Securities Act with respect to the New Notes. Upon the effectiveness of the Exchange Offer Registration Statement, the Company will offer to the Holders of Transfer Restricted Securities pursuant to the Exchange Offer who are able to make certain representations the opportunity to exchange their Transfer Restricted Securities for New Notes. Representations to be made by the Holders include (i) absence of affiliation with the Company, (ii) no intention to participate in a distribution of the New Notes, and (iii) the New Notes will be acquired in the ordinary course of business.

  If (i) the Company is not required to file the Exchange Offer Registration Statement or permitted to consummate the Exchange Offer because the Exchange Offer is not permitted by applicable law or Commission policy or (ii) any holder of Transfer Restricted Securities notifies the Company in writing prior to the 20th day following consummation of the Exchange Offer that (A) it is prohibited by law or Commission policy from participating in the Exchange Offer or (B) it may not resell the New Notes acquired by it in the Exchange Offer to the public without delivering a prospectus and the prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales or (C) that it is a broker-dealer and owns Old Notes acquired directly from the Company or an affiliate of the Company, the Company will file with the Commission a Shelf Registration Statement to cover resales of the New Notes by the Holders thereof who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement. The Company will use its reasonable best efforts to cause the applicable registration statement to be declared effective as promptly as practicable by the Commission. For purposes of the foregoing, "Transfer Restricted Securities" means each Old Note until (i) the date on which such Note has been exchanged by a person other than a broker-dealer for an Exchange Note in the Exchange Offer, (ii) following the exchange by a broker-dealer in the Exchange Offer of an Old Note for a New Note, the date on which such Exchange Note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the Exchange Offer Registration Statement, (iii) the date on which such New Note has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement or (iv) the date on which such Note is distributed to the public pursuant to Rule 144 under the Securities Act.

  The Registration Rights Agreement provides that (i) the Company will file an Exchange Offer Registration Statement with the Commission on or prior to 60 days after the Closing Date, (ii) the Company will use its reasonable best efforts to have the Exchange Offer Registration Statement declared effective by the Commission on or prior to 150 days after the Closing Date, (iii) unless the Exchange Offer would not be permitted by applicable law or Commission policy, the Company will commence the Exchange Offer and use its best efforts to issue on or prior to 30 business days after the date on which the Exchange Offer Registration Statement was declared effective by the Commission, New Notes in exchange for all Old Notes tendered prior thereto in the Exchange Offer and (iv) if obligated to file the Shelf Registration Statement, the Company will use its reasonable best efforts to file the Shelf Registration Statement with the Commission on or prior to 30 days after such filing obligation arises and to cause the Shelf Registration Statement to be declared effective by the Commission on or prior to 90 days after such obligation arises. During any consecutive 365-day period, the Company will have the ability to suspend the availability of the Shelf Registration Statement for up to two periods of up to 45 consecutive days, but no more than an aggregate of 60 days during any 365-day period. If (a) the Company fails to file any of the Registration Statements required by the Registration Rights Agreement on or before the latest date specified for such filing, (b) any of such Registration Statements is not declared effective by the Commission on or prior to the latest date specified for such effectiveness (the "Effectiveness Target Date"), (c) the Company fails to consummate the Exchange Offer within 30 business days after the Effectiveness Target Date with respect to the Exchange Offer Registration Statement or (d) the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but thereafter ceases to be effective in connection with resales of Transfer Restricted Securities during the periods specified in the Registration Rights Agreement (each such event referred to in clauses (a) through (d) above, a "Registration Default"), then the Company will pay Liquidated Damages to each Holder of Notes, with respect to the first 90-day period immediately following the occurrence of the first Registration Default in an amount equal to $.05 per week per $1,000 principal amount of Notes held by such Holder. The amount of the Liquidated Damages will increase by an additional $.05 per week per $1,000 principal amount of Notes with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of Liquidated Damages of $.25 per week per $1,000 principal amount of Notes. All accrued Liquidated Damages will be paid by the Company on each Damages Payment Date (as defined in the Indenture) to the Global Note Holder by wire transfer of immediately available funds or by federal funds check and to holders of Certificated Securities by wire transfer to the accounts specified by them or by mailing checks to their registered addresses if no such accounts have been specified. Following the cure of all Registration Defaults, the accrual of Liquidated Damages will cease.

  Holders of Notes will be required to make certain representations to the Company (as described in the Registration Rights Agreement) in order to participate in the Exchange Offer and will be required to deliver information to be used in connection with any Shelf Registration Statement and to provide comments on, and be named in, the Shelf Registration Statement within the time periods set forth in the Registration Rights Agreement in order to have their Notes included in any Shelf Registration Statement and benefit from the provisions regarding Liquidated Damages set forth above.

  The summary herein of certain provisions of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Registration Rights Agreement, copies of which are filed as exhibits to the Registration Statement of which this Prospectus constitutes a part.

TERMS OF THE EXCHANGE OFFER; PERIOD FOR TENDERING OLD NOTES

  Upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal, which together constitute the Exchange Offer, the Company will accept for exchange Old Notes which are properly tendered on or prior to the Expiration Date and not withdrawn as permitted below. As used herein, the term "Expiration Date" means 5:00 p.m., New York City time, on May 5, 1998; provided, however, that if the Company, in its sole discretion, has extended the period of time for which the Exchange Offer is open, the term "Expiration Date" means the latest time and date to which the Exchange Offer is extended. The Company may extend the Exchange Offer at any time and from time to time by giving oral or written notice to the Exchange Agent and by timely public announcement. Without limiting the manner in which the Company may choose to make any public announcement and subject to applicable law, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to an appropriate news agency. During any extension of the Exchange Offer, all Old Notes previously tendered pursuant to the Exchange Offer will remain subject to the Exchange Offer.

  As of the date of this Prospectus, $85,000,000 aggregate principal amount of Old Notes is outstanding. This Prospectus, together with the Letter of Transmittal, is first being sent on or about April 3, 1998, to all Holders of Old Notes known to the Company. The Company's obligation to accept Old Notes for exchange pursuant to the Exchange Offer is subject to certain conditions as set forth below under "--Certain Conditions to the Exchange Offer."

  The terms of the New Notes and the Old Notes are identical in all material respects, except for certain transfer restrictions and registration rights relating to the Old Notes and rights to receive Liquidated Damages. See "-- Registration Rights Agreement." The Old Notes were, and the New Notes will be, issued under the Indenture and all such Notes are entitled to the benefits of the Indenture.

  Old Notes tendered in the Exchange Offer must be in denominations of principal amount of $1,000 and any integral multiple thereof. Any Old Notes not accepted for exchange for any reason will be returned without expense to the tendering Holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

  The Company expressly reserves the right to amend or terminate the Exchange Offer, and not to accept for exchange any Old Notes not theretofore accepted for exchange, upon the occurrence of any of the conditions of the Exchange Offer specified below under "--Certain Conditions to the Exchange Offer." The Company will give oral or written notice of any amendment, nonacceptance or termination to the Holders of the Old Notes as promptly as practicable. Any amendment to the Exchange Offer will not limit the right of Holders to withdraw tendered Old Notes prior to the Expiration Date. See "--Withdrawal Rights."

PROCEDURES FOR TENDERING OLD NOTES

  The tender to the Company of Old Notes by a Holder thereof as set forth below and the acceptance thereof by the Company will constitute a binding agreement between the tendering Holder and the Company upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal. Except as set forth below, a Holder who wishes to tender Old Notes for exchange pursuant to the Exchange Offer must transmit a properly completed and duly executed Letter of Transmittal, including all other documents required by such Letter of Transmittal, to the Exchange Agent at the proper address set forth below under "--Exchange Agent" on or prior to the Expiration Date. In addition, either (i) certificates for such Old Notes must be received by the Exchange Agent along with the Letter of Transmittal; or (ii) a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Old Notes, if such procedure is available, into the Exchange Agent's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedure for book-entry transfer described below, must be received by the Exchange Agent prior to the Expiration Date; or (iii) the Holder must comply with the guaranteed delivery procedures described below. THE METHOD OF DELIVERY OF OLD NOTES, LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDERS. IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY. NO LETTERS OF TRANSMITTAL OR OLD NOTES SHOULD BE SENT TO THE COMPANY.

  Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the Old Notes surrendered for exchange pursuant thereto are tendered (i) by a registered Holder of the Old Notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal; or (ii) for the account of an Eligible Institution (as defined below). In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantees must be by a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or by a commercial bank or trust company having an office or correspondent in the United States (collectively, "Eligible Institutions"). If Old Notes are registered in the name of a person other than the signer of the Letter of Transmittal, the Old Notes surrendered for exchange must be endorsed by, or be accompanied by, a written instrument or instruments of transfer or exchange, in satisfactory form as determined by the Company in its sole discretion, duly executed by the registered Holder with the signature thereon guaranteed by an Eligible Institution.

  All questions as to the validity, form, eligibility (including time of receipt) and acceptance of Old Notes tendered for exchange will be determined by the Company in its sole discretion, which determination shall be final and binding. The Company reserves the absolute right to reject any and all tenders of any particular Old Notes not properly tendered or to not accept any particular Old Notes which acceptance might, in the judgment of the Company or its counsel, be unlawful. The Company also reserves the absolute right to waive any defects or irregularities or conditions of the Exchange Offer as to any particular Old Notes either before or after the Expiration Date (including the right to waive the ineligibility of any Holder who seeks to tender Old Notes in the Exchange Offer). The interpretation of the terms and conditions of the Exchange Offer as to any particular Old Notes either before or after the Expiration Date (including the Letter of Transmittal and the instructions thereto) by the Company shall be final and binding on all parties. Unless waived, all defects or irregularities in connection with tenders of Old Notes for exchange must be cured within such reasonable period of time as the Company shall determine. None of the Company, either Exchange Agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of Old Notes for exchange, nor shall any of them incur any liability for failure to give such notification.

  If the Letter of Transmittal is signed by a person or persons other than the registered Holder or Holders of Old Notes, such Old Notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered Holder or Holders that appear on the Old Notes.

  If the Letter of Transmittal or any Old Notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of a corporation or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by the Company, proper evidence satisfactory to the Company of their authority to so act must be submitted.

  By tendering, each Holder will represent to the Company that, among other things, the New Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such New Notes, whether or not such person is the Holder, and such person has no arrangement with any person to participate in the distribution of the New Notes. If any Holder or any such other person is an "affiliate," as defined under Rule 405 of the Securities Act, of the Company, is engaged in or intends to engage in or has an arrangement or understanding with any person to participate in a distribution of such New Notes to be acquired pursuant to the Exchange Offer, or acquired the Old Notes as a result of market making or other trading activities, such Holder or any such other person (i) could not rely on the applicable interpretations of the staff of the Commission; and
(ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

ACCEPTANCE OF OLD NOTES FOR EXCHANGE; DELIVERY OF NEW NOTES

  Upon satisfaction or waiver of all of the conditions to the Exchange Offer, the Company will accept, promptly after the Expiration Date, all Old Notes properly tendered and will issue the New Notes promptly after acceptance of the Old Notes. See "--Certain Conditions to the Exchange Offer." For purposes of the Exchange Offer, the Company shall be deemed to have accepted properly tendered Old Notes for exchange when, as and if the Company has given oral or written notice thereof to the Exchange Agent, with written confirmation of any oral notice to be given promptly thereafter.

  For each Old Note accepted for exchange, the Holder of such Old Note will receive a New Note having a principal amount equal to that of the surrendered Old Note. Accordingly, registered Holders of New Notes on the relevant record date for the first interest payment date or dividend payment date following the consummation of the Exchange Offer will receive interest accruing from the most recent date to which interest has been paid on the Old Notes, or, if no interest has been paid on the Old Notes, from November 5, 1997. Old Notes accepted for exchange will cease to accrue interest from and after the date of consummation of the Exchange Offer. Holders of Old Notes whose Old Notes are accepted for exchange will not receive any payment in respect of accrued interest on such Old Notes otherwise payable on any interest payment date which occurs on or after consummation of the Exchange Offer.

  In all cases, issuance of New Notes for Old Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of (i) certificates for such Old Notes or a timely Book-Entry Confirmation of such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility; (ii) a properly completed and duly executed Letter of Transmittal; and (iii) all other required documents. If any tendered Old Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer, or if Old Notes are submitted for a greater amount than the Holder desires to exchange, such unaccepted or nonexchanged Old Notes will be returned without expense to the tendering Holder thereof (or, in the case of Old Notes tendered by book-entry transfer into the applicable Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry procedures described below, such nonexchanged Old Notes will be credited to an account maintained with such Book-Entry Transfer Facility) designated by the tendering Holder as promptly as practicable after the expiration or termination of the Exchange Offer.

BOOK-ENTRY TRANSFER

  The Exchange Agent will make requests to establish accounts with respect to the Old Notes at the Book-Entry Transfer Facility for purposes of the Exchange Offer within two business days after the date of this

Prospectus, and any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of Old Notes by causing the Book-Entry Transfer Facility to transfer such Old Notes into the applicable Exchange Agent's account at the Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for transfer. However, although delivery of Old Notes may be effected through book-entry transfer at the Book-Entry Transfer Facility, the Letter of Transmittal or facsimile thereof, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the applicable Exchange Agent at the address set forth below under "--Exchange Agent" on or prior to the Expiration Date or the guaranteed delivery procedures described below must be complied with.

GUARANTEED DELIVERY PROCEDURES

  If a registered Holder of the Old Notes desires to tender such Old Notes and the Old Notes are not immediately available, or time will not permit such Holder's Old Notes or other required documents to reach the Exchange Agent before the Expiration Date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if (i) the tender is made through an Eligible Institution; (ii) prior to the Expiration Date, the Exchange Agent has received from such Eligible Institution a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) and Notice of Guaranteed Delivery, substantially in the form of the corresponding exhibit to the Registration Statement of which this Prospectus constitutes a part (by telegram, telex, facsimile transmission, mail or hand delivery), setting forth the name and address of the Holder of Old Notes and the amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange ("NYSE") trading days after the date of execution of the Notice of Guaranteed Delivery, the certificates for all physically tendered Old Notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent; and (iii) the certificates for all physically tendered Old Notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and all other documents required by the Letter of Transmittal, are received by the Exchange Agent within three NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

WITHDRAWAL RIGHTS

  Tenders of Old Notes may be withdrawn at any time prior to the Expiration
Date.

  For a withdrawal to be effective, a written notice of withdrawal must be received by the Exchange Agent at the proper address set forth below under "-- Exchange Agent." Any such notice of withdrawal must specify the name of the person having tendered the Old Notes to be withdrawn, identify the Old Notes to be withdrawn (including the amount of such Old Notes), and (where certificates for Old Notes have been transmitted) specify the name in which such Old Notes are registered, if different from that of the withdrawing Holder. If certificates for Old Notes have been delivered or otherwise identified to the Exchange Agent, then, prior to the release of such certificates the withdrawing Holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an Eligible Institution unless such Holder is an Eligible Institution. If Old Notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Old Notes and otherwise comply with the procedures of such facility. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any Old Notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the Holder thereof without cost to such Holder (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described above, such Old Notes will be credited to an account with such Book-Entry Transfer Facility specified by the Holder) as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described above under "--Procedures for Tendering Old Notes" at any time on or prior to the Expiration Date.

CERTAIN CONDITIONS TO THE EXCHANGE OFFER

  Notwithstanding any other provision of the Exchange Offer, the Company shall not be required to accept for exchange, or to issue New Notes in exchange for, any Old Notes and may terminate or amend the Exchange Offer, if at any time before the acceptance of such Old Notes for exchange or the exchange of the New Notes for such Old Notes, any of the following events shall occur:

    (a) there shall be threatened, instituted or pending any action or proceeding before, or any injunction, order or decree shall have been issued by, any court or governmental agency or other governmental regulatory or administrative agency or commission, (i) seeking to restrain or prohibit the making or consummation of the Exchange Offer or any other transaction contemplated by the Exchange Offer, or assessing or seeking any damages as a result thereof; or (ii) resulting in a material delay in the ability of the Company to accept for exchange or exchange some or all of the Old Notes pursuant to the Exchange Offer; or any statute, rule, regulation, order or injunction shall be sought, proposed, introduced, enacted, promulgated or deemed applicable to the Exchange Offer or any of the transactions contemplated by the Exchange Offer by any government or governmental authority, domestic or foreign, or any action shall have been taken, proposed or threatened, by any government, governmental authority, agency or court, domestic or foreign, that in the sole judgment of the Company might directly or indirectly result in any of the consequences referred to in clauses (i) or (ii) above or, in the sole judgment of the Company, might result in the holders of New Notes having obligations with respect to resales and transfers of New Notes which are greater than those described in the interpretation of the Commission referred to on the cover page of this Prospectus, or would otherwise make it inadvisable to proceed with the Exchange Offer; or

    (b) there shall have occurred (i) any general suspension of or general limitation on prices for, or trading in, securities on any national securities exchange or in the over-the-counter market; (ii) any limitation by any governmental agency or authority which may adversely affect the ability of the Company to complete the transactions contemplated by the Exchange Offer; (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation by any governmental agency or authority which adversely affects the extension of credit; or (iv) a commencement of a war, armed hostilities or other similar international calamity directly or indirectly involving the United States, or, in the case of any of the foregoing existing at the time of the commencement of the Exchange Offer, a material acceleration or worsening thereof; or

    (c) any change (or any development involving a prospective change) shall have occurred or be threatened in the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Company and its subsidiaries taken as a whole that, in the reasonable judgment of the Company, is or may be adverse to the Company, or the Company shall have become aware of facts that, in the sole judgment of the Company, have or may have an adverse effect on the value of the Old Notes or the New Notes.

  Holders of Old Notes will have registration rights and the right to Liquidated Damages as described above under "--Registration Rights; Liquidated Damages" if the Company fails to consummate the Exchange Offer.

  To the Company's knowledge as of the date of this Prospectus, none of the above events has occurred.

  The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to any such condition or may be waived by the Company in whole or in part at any time and from time to time in its reasonable discretion. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

  In addition, the Company will not accept for exchange any Old Notes tendered, and no New Notes will be issued in exchange for any such Old Notes, if at such time any stop order shall be threatened or in effect with respect to the Registration Statement of which this Prospectus constitutes a part or the qualification of the Indentures under the Trust Indenture Act (as defined herein).

EXCHANGE AGENT

  Norwest Bank Minnesota, National Association has been appointed as the Exchange Agent for the Notes for the Exchange Offer. All executed Letters of Transmittal and Notices of Guaranteed Delivery should be directed to the Exchange Agent at the addresses set forth below. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notices of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

   Deliver to: Norwest Bank Minnesota, National Association, Exchange Agent:

   By Registered or Certified Mail:               By Hand Delivery:
   Norwest Bank Minnesota, National       Norwest Bank Minnesota, National
              Association                            Association
             P.O. Box 1517                    Northstar East 12th Floor
   Minneapolis, Minnesota 55480-1517               608 2nd Avenue
 Attention: Corporate Trust Operations    Minneapolis, Minnesota 55479-0113

                                        Attention: Corporate Trust Operations


        By Overnight Delivery:                      By Facsimile:
   Norwest Bank Minnesota, National                (612) 667-4927
              Association                       Confirm by Telephone:
            Norwest Center                         (612) 667-9764
       6th and Marquette Avenue

Minneapolis, Minnesota 55479-0113
 Attention: Corporate Trust Operations


  DELIVERY OF A LETTER OF TRANSMITTAL FOR NOTES TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY OF SUCH LETTER OF TRANSMITTAL.

FEES AND EXPENSES

  The Company will not make any payment to brokers, dealers or others soliciting acceptances of the Exchange Offer.

  The Company will, however, pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for reasonable out-of-pocket expenses in connection therewith. The Company will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Prospectus and related documents to the beneficial owners of Old Notes and in handling tenders for their customers. The expenses to be incurred in connection with the Exchange Offer, including the fees and expenses of the Exchange Agent and printing, accounting, registration, and legal fees, will be paid by the Company.

TRANSFER TAXES

  Holders who tender their Old Notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct the Company to register New Notes in the name of, or request that Old Notes not tendered or not accepted in the Exchange Offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

CONSEQUENCES OF NOT EXCHANGING OLD NOTES

  Holders of Old Notes who do not exchange their Old Notes for New Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Old Notes as set forth in the legend thereon as a consequence of the issuance of the Old Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not currently anticipate that it will register the Old Notes under the Securities Act. Based upon no-action letters issued by the staff of the Commission to third parties, the Company believes the New Notes issued pursuant to the Exchange Offer in exchange for the Old Notes may be offered for resale, resold or otherwise transferred by a Holder thereof (other than any (i) Holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act); (ii) an Initial Purchaser who acquired the Old Notes directly from the Company solely in order to resell pursuant to Rule 144A of the Securities Act or any other available exemption under the Securities Act; or (iii) a broker-dealer who acquired the Old Notes as a result of market making or other trading activities) without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business and such holder is not participating and has no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of such New Notes. However, the Company has not sought its own no-action letter and there can be no assurance that the staff of the Commission would make a similar determination with respect to the Exchange Offer as in such other circumstances. Each Holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of New Notes, and has no arrangement or understanding to participate in a distribution of New Notes. If any Holder is an affiliate of the Company, is engaged in or intends to engage in or has any arrangement or understanding with respect to the distribution of the New Notes to be acquired pursuant to the Exchange Offer, or acquired the Old Notes as a result of market-making or other trading activities, such Holder (i) could not rely on the relevant determinations of the staff of the Commission; and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes must acknowledge that such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities and that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes. See "Plan of Distribution." In addition, to comply with the securities laws of certain jurisdictions, if applicable, the New Notes may not be offered or sold unless they have been registered or qualified for sale in such jurisdiction or an exemption from registration or qualification is available and is complied with. The Company has agreed to register or qualify the sale of the New Notes in such jurisdictions only in limited circumstances and subject to certain conditions.

ACCOUNTING TREATMENT

  The exchange of the New Notes for the Old Notes will have no impact on the Company's accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized. Expenses of the Exchange Offer and expenses related to the Old Notes will be amortized, pro rata, over the term of the New Notes.

                           DESCRIPTION OF NEW NOTES

GENERAL

  The Old Notes were, and the New Notes will be, issued pursuant to an Indenture dated November 5, 1997 (the "Indenture") by and among the Company, the Guarantors and Norwest Bank Minnesota, National Association, as trustee (the "Trustee"). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the "Trust Indenture Act"). The Notes are subject to all such terms, and holders of Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of the material provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below. Copies of the proposed form of Indenture and Registration Rights Agreement are available as set forth below under "Available Information." The definitions of certain terms used in the following summary are set forth below under "--Certain Definitions." For purposes of this summary, the term "Company" refers only to Elgin National Industries, Inc. and not to any of its Subsidiaries.

  The New Notes will be senior unsecured obligations of the Company and will rank pari passu in right of payment with all current and future unsecured and unsubordinated Indebtedness of the Company and senior to all subordinated Indebtedness of the Company issued in the future, if any. The Company and its domestic Subsidiaries are parties to the Senior Credit Facility, and all borrowings under the Senior Credit Facility are secured by a first priority Lien on the accounts receivable and inventory of the Company and its Subsidiaries and capital stock of its Subsidiaries. At December 31, 1997, no Indebtedness was outstanding under the Senior Credit Facility (except $4.0 million of letters of credit reimbursement obligations). The Indenture will permit additional borrowings under the Senior Credit Facility in the future. See "Risk Factors--Unsecured Nature of the Notes--Effective Subordination."

  The operations of the Company are conducted in substantial part through its Subsidiaries and, therefore, the Company is dependent in substantial part upon the cash flow of its Subsidiaries to meet its obligations, including its obligations under the Notes.

  As of the date of the Indenture, all of the Company's Subsidiaries were Restricted Subsidiaries. However, under certain circumstances, the Company will be able to designate current or future Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to many of the restrictive covenants set forth in the Indenture.

PRINCIPAL, MATURITY AND INTEREST

  The New Notes will be issued in an aggregate principal amount of $85.0 million and will mature on November 1, 2007. Except as set forth below under "--Repurchase at the Option of Holders," the Company is not required to make mandatory redemption or sinking fund payments with respect to the New Notes. Interest on the New Notes will accrue at the rate of 11% per annum and will be payable semi-annually in arrears on May 1 and November 1 of each year, commencing on May 1, 1998, to holders of record on the immediately preceding April 15 and October 15. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Principal, premium, if any, and interest and Liquidated Damages, if any, on the New Notes will be payable at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of interest and Liquidated Damages, if any, may be made by check mailed to the holders of the New Notes at their respective addresses set forth in the register of holders of Notes; provided that all payments of principal, premium, if any, interest and Liquidated Damages, if any, with respect to Global Notes (as defined under "--Book-Entry, Delivery and Form," below) or New Notes the holders of which have given written wire transfer instructions to the Company will be required to be made by wire transfer of immediately available funds to the Depositary or to accounts specified by the holders thereof. Until otherwise designated by the Company, the Company's office or agency in New York will be the office of the Trustee maintained for such purpose. The Notes will be issued in denominations of $1,000 and integral multiples thereof.

SUBSIDIARY GUARANTEES

  The Company's payment obligations under the New Notes will be jointly and severally guaranteed on a senior basis (the "Subsidiary Guarantees") by the Guarantors. The obligations of each Guarantor under its Subsidiary Guarantee are unsecured, and will be limited so as not to constitute a fraudulent conveyance under applicable law. See "Risk Factors--Fraudulent Transfer Considerations." The Subsidiary Guarantees will rank pari passu in right of payment with all current and future unsecured senior Indebtedness of the Guarantors, and senior in right of payment to all future subordinated Indebtedness of the Guarantors. The Subsidiary Guarantees are effectively subordinated to the obligations of the Company under the Senior Credit Facility and the guarantees thereof by the Guarantors, by reason of the first priority Liens granted for the benefit of the lenders thereunder.

  The Indenture will provide that no Guarantor may consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another corporation, Person or entity whether or not affiliated with such

Guarantor unless (i) subject to the provisions of the following paragraph, the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) assumes all the obligations of such Guarantor pursuant to a supplemental indenture in form and substance reasonably satisfactory to the Trustee, under the Notes and the Indenture; (ii) immediately after giving effect to such transaction, no Default or Event of Default exists; (iii) except for a merger between Guarantors or between the Company and any Guarantor, such Guarantor, or any Person formed by or surviving any such consolidation or merger, would have Consolidated Net Worth (immediately after giving effect to such transaction) equal to or greater than the Consolidated Net Worth of such Guarantor immediately preceding the transaction; and (iv) except for a merger between Guarantors or between the Company and any Guarantor, the Company would be permitted by virtue of the Company's pro forma Fixed Charge Coverage Ratio, immediately after giving effect to such transaction, to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the covenant described below under the caption "--Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock."

  The Indenture provides that in the event of a sale or other disposition of all of the assets of any Guarantor, by way of merger, consolidation or otherwise, or a sale or other disposition of all of the capital stock of any Guarantor, then such Guarantor (in the event of a sale or other disposition, by way of such a merger, consolidation or otherwise, of all of the capital stock of such Guarantor) or the corporation acquiring the property (in the event of a sale or other disposition of all of the assets of such Guarantor) will be released and relieved of any obligations under its Subsidiary Guarantee; provided that the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the Indenture. See "--Repurchase at the Option of Holders--Asset Sales."

OPTIONAL REDEMPTION

  The New Notes will not be redeemable at the Company's option prior to November 1, 2002. Thereafter, the New Notes will be subject to redemption at any time at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages thereon, if any, to the applicable redemption date, if redeemed during the twelve-month period beginning on November 1 of the years indicated below:

             YEAR                           PERCENTAGE
             ----                           ----------
             2002..........................   105.500%
             2003..........................  103.667%
             2004..........................  101.833%
             2005 and thereafter...........   100.000%

  Notwithstanding the foregoing, at any time prior to November 1, 2000, the Company may redeem up to an aggregate of $25.0 million in aggregate principal amount of New Notes, at a redemption price of 111.0% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages thereon, if any, to the redemption date, with the net cash proceeds of one or more public offerings of common stock of the Company; provided that at least $60.0 million in aggregate principal amount of New Notes remains outstanding immediately after the occurrence of such redemption; and provided, further, that such redemption shall occur within 45 days of the date of the closing of each such public offering.

SELECTION AND NOTICE

  If less than all of the New Notes are to be redeemed at any time, selection of New Notes for redemption will be made by the Trustee on a pro rata basis, by lot or by such other method as the Trustee shall deem fair and appropriate. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of New Notes to be redeemed at its registered address. Notices of redemption may not be conditional. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note. New Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on New Notes or portions of them called for redemption.

REPURCHASE AT THE OPTION OF HOLDERS

 Change of Control

  Upon the occurrence of a Change of Control, each holder of New Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such holder's New Notes pursuant to the offer described below (the "Change of Control Offer") at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and Liquidated Damages thereon, if any, to the date of purchase (the "Change of Control Payment"). Within 20 days following any Change of Control, the Company will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase New Notes on the date specified in such notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the "Change of Control Payment Date"), pursuant to the procedures required by the Indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the New Notes as a result of a Change of Control.

  On the Change of Control Payment Date, the Company will, to the extent lawful, (1) accept for payment all New Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all New Notes or portions thereof so tendered and (3) deliver or cause to be delivered to the Trustee the New Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of New Notes or portions thereof being purchased by the Company. The Paying Agent will promptly mail to each holder of New Notes so tendered the Change of Control Payment for such New Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new Note equal in principal amount to any unpurchased portion of the New Notes surrendered, if any; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

  The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders of the New Notes to require that the Company repurchase or redeem the New Notes in the event of a takeover, recapitalization or similar transaction.

  The Senior Credit Facility contains, and instruments governing the Company's future senior indebtedness may contain, prohibitions of certain events that would constitute a Change of Control. In addition, the exercise by holders of Notes of their right to require the Company to repurchase the Notes could cause a default under such other senior indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. Finally, the Company's ability to pay cash to the holders of Notes upon a repurchase may be limited by the Company's then existing financial resources. See "Risk Factors--Change of Control."

  The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

 Asset Sales

  The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless (i) the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value (evidenced by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustee) of the assets or Equity Interests issued or sold or otherwise disposed of and (ii) at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents; provided that the amount of (x) any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet) of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Guarantee thereof) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Company or such Restricted Subsidiary from further liability and
(y) any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash) received within ten business days after the consummation of such Asset Sale, shall be deemed to be cash for purposes of this provision.

  Within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Company may apply such Net Proceeds, at its option, (a) to repay Indebtedness in respect of one or more Credit Facilities and permanently reduce the maximum commitments thereunder (provided that such reductions shall have no effect on the amount of Indebtedness permitted to be incurred pursuant to clause (i)(y) of the second paragraph of the covenant described under the caption "--Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock") and/or (b) to the acquisition of a controlling interest in, or all or substantially all of the assets of, another business or the making of a capital expenditure in a Permitted Business. Pending the final application of any such Net Proceeds, the Company or such Restricted Subsidiary may temporarily reduce Indebtedness under any Credit Facility or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture. Any Net Proceeds from Asset Sales that are not applied or invested as provided in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $10.0 million, the Company will be required to make an offer (pro rata in proportion to the principal amount (or accreted value, if applicable) outstanding in respect of any asset sale offer required by the terms of any pari passu Indebtedness incurred in accordance with the Indenture) to all holders of Notes (an "Asset Sale Offer") to purchase the maximum principal amount of Notes that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest and Liquidated Damages thereon, if any, to the date of purchase, in accordance with the procedures set forth in the Indenture. To the extent that the aggregate principal amount of Notes tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds (after giving effect to any pro rata payment with respect to pari passu Indebtedness as aforesaid), the Company may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of Notes surrendered by Holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes to be purchased on a pro rata basis. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset at zero.

CERTAIN COVENANTS

 Incurrence of Indebtedness and Issuance of Preferred Stock

  The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Debt), and that the Company will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that the Company or any Restricted Subsidiary that is a Guarantor may incur Indebtedness (including Acquired Debt) and the Company may issue shares of Disqualified Stock if the Fixed Charge Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period.

  The provisions of the first paragraph of this covenant will not apply to the incurrence of any of the following items of Indebtedness (collectively, "Permitted Debt"):

    (i) the incurrence by the Company or any Restricted Subsidiary of Indebtedness under Credit Facilities; provided that the aggregate principal amount of all Indebtedness (with letters of credit issued under Credit Facilities being deemed to have a principal amount equal to the maximum potential liability of the Company and its Restricted Subsidiaries thereunder) outstanding under all Credit Facilities after giving effect to such incurrence, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any other Indebtedness pursuant to this clause (i), does not exceed an amount equal to the greater of (x) (A) $20.0 million of such Indebtedness plus, if and only if the amount of such Indebtedness includes letters of credit, an additional amount equal to the amount of such letters of credit then outstanding, up to a maximum additional amount of $5.0 million less (B) the aggregate amount of all Net Proceeds of Asset Sales applied to permanently reduce the commitments with respect to Credit Facilities pursuant to the covenant described above under the caption "--Asset Sales" and (y) the Borrowing Base;

    (ii) the incurrence by the Company and its Restricted Subsidiaries of Existing Indebtedness;

    (iii) the incurrence by the Company of Indebtedness represented by the Notes and the incurrence by the Guarantors of the Subsidiary Guarantees;

    (iv) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of the Company or such Restricted Subsidiary, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace Indebtedness incurred pursuant to this clause (iv), not to exceed $2.5 million at any time outstanding;

    (v) the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace, Indebtedness that was permitted by the Indenture to be incurred under the first paragraph of this covenant or clauses (ii) and (iii) of this paragraph;

    (vi) the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries; provided, however, that (i) if the Company or any Guarantor is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Notes or the Subsidiary Guarantee of such Guarantor and (ii)(A) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary and (B) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary that is a Guarantor shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted solely by reason of this clause (vi);

    (vii) the incurrence by the Company or any of its Restricted Subsidiaries of Hedging Obligations that are incurred in the ordinary course of business for the purpose of fixing or hedging currency, commodity or interest rate risk (including with respect to any floating rate Indebtedness that is permitted by the terms of this Indenture to be outstanding) in connection with the conduct of their respective businesses and not for speculative purposes;

    (viii) the guarantee by the Company or any of the Guarantors of Indebtedness of the Company or a Restricted Subsidiary that was permitted to be incurred by another provision of this covenant;

    (ix) Indebtedness incurred by the Company or any Restricted Subsidiary under payment or performance bonds, surety bonds, letter of credit obligations to provide security for worker's compensation claims, payment obligations in connection with self-insurance or similar requirements and bank overdrafts incurred in the ordinary course of business, in each case including Indebtedness represented by reimbursement obligations incurred in connection therewith; provided that any Obligations arising in connection with such bank overdraft Indebtedness is extinguished within five business days;

    (x) Indebtedness incurred by the Company or any Restricted Subsidiary arising from Guarantees or letters of credit, surety bonds or payment or performance bonds securing any Obligations of the Company or any Restricted Subsidiary pursuant to agreements providing for indemnification, adjustment of purchase price or similar obligations, in any case in connection with the disposition of any business, assets or Subsidiary (including without limitation an Asset Sale) other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Subsidiary (including without limitation an Asset Sale) for the purpose of financing such acquisition, in a principal amount not to exceed the gross proceeds (with proceeds other than cash or Cash Equivalents being valued at the fair market value thereof as determined by the Board of Directors in good faith) actually received by the Company or any Restricted Subsidiary in connection with such dispositions;

    (xi) the incurrence by the Company or any of the Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any other Indebtedness incurred pursuant to this clause (xi) and not otherwise permitted to be incurred at the time of incurrence of any such Permitted Refinancing Indebtedness, not to exceed $12.5 million outstanding at any one time; and

    (xii) the incurrence of Indebtedness of the Company to the estate of any Principal, which Indebtedness is (a) subordinated in right of payment to payment of all amounts payable with respect to the Notes, (b) matures not earlier than 91 days after the maturity date of the Notes, (c) includes no mandatory sinking fund or other requirement for payment of principal or cash interest prior to the maturity date of the Notes, (d) is not subject to redemption or prepayment at the option of the holder thereof and (e) is in an aggregate principal amount no greater than the amount by which the redemption price for the Equity Interests of the decedent Principal pursuant to an agreement to which the Company is a party exceeds the proceeds received by the Company from life insurance on the life of the decedent Principal.

For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (i) through (xii) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company shall, in its sole discretion, classify such item of Indebtedness from time to time in any manner that complies with this covenant and such item of Indebtedness will be treated as having been incurred pursuant to only one of such clauses or pursuant to the first paragraph hereof at any given time. Accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness will not be deemed to be an incurrence of Indebtedness for purposes of this covenant.

 Restricted Payments

  The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly: (i) declare or pay any dividend or make any other payment or distribution on account of the Company's or any of its Restricted Subsidiaries' Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company) or to the direct or indirect holders of the Company's or any of its Restricted Subsidiaries' Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company); (ii) purchase, redeem or otherwise acquire or retire for value (including without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company; (iii) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the Notes or the Subsidiary Guarantees, except payments of interest and principal payments thereon at Stated Maturity; (iv) make any payment of salary or bonus to any Principal in excess of the amounts contemplated in the employment agreement between such Principal and the Company (including any increases contemplated by the terms of such employment agreement) as in effect on the Issue Date, or make any payment of life insurance premiums in respect of life insurance policies on one or more Principals in excess of $150,000 in the aggregate in any one year, the proceeds of which policies are or could be required to be used in whole or in part to redeem Equity Interests of the Company or any of its Affiliates; or (v) make any Restricted Investment (all such payments and other actions set forth in clauses (i) through (v) above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted Payment:

    (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

    (b) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock"; and

    (c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the date of the Indenture (excluding Restricted Payments permitted by clause (ii), (iii) or (iv) of the next succeeding paragraph), is less than the sum of (i) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the fiscal quarter containing the date of the Indenture to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus (ii) 100% of the aggregate net cash proceeds received by the Company from the issue or sale since the date of the Indenture of Equity Interests of the Company (other than Disqualified Stock) or of Disqualified Stock or debt securities of the Company that have been converted into such Equity Interests (other than Equity Interests (or Disqualified Stock or convertible debt securities) sold to a Restricted Subsidiary of the Company and other than Disqualified Stock or convertible debt securities that have been converted into Disqualified Stock), plus
  (iii) to the extent that any Restricted Investment that was made by the Company or any of its Restricted Subsidiaries after the date of the Indenture is sold for cash or otherwise liquidated for or repaid in cash, the lesser of (A) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (B) the initial amount of such Restricted Investment, plus (iv) $2.0 million, minus
  (v) the amount of all Clawback Payments made or, without duplication, that are required to be made as a result of any Asset Sale theretofore made, or with respect to which a binding agreement has been entered into.

  The foregoing provisions will not prohibit (i) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture; (ii) the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness or Equity Interests of the Company in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of the Company) of, other Equity Interests of the Company (other than any Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (c)(ii) of the preceding paragraph; (iii) the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness; (iv) the payment of any dividend by a Restricted Subsidiary of the Company to the holders of its common Equity Interests so long as the Company or such Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests, or the distribution by a Permitted Joint Venture in accordance with the terms of its governing documentation; (v) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Subsidiary of the Company held by any member of the Company's (or any of its Subsidiaries') management pursuant to any management equity subscription agreement or stock option agreement in effect as of the date of the Indenture; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $250,000 in any twelve-month period and no Default or Event of Default shall have occurred and be continuing immediately after such transaction; (vi) payments in respect of the Recapitalization Transactions on the Issue Date, and Clawback Payments, if any, made after the Issue Date; and (vii) payments in respect of the redemption of Equity Interests out of the proceeds of life insurance policies, which proceeds are required to be used for such redemption pursuant to any agreement to which the Company is a party.

  If the Company or any Wholly Owned Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Wholly Owned Restricted Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Subsidiary not sold or disposed of in an amount determined as provided in the second succeeding paragraph below.

  The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if such designation would not cause a Default. For purposes of making such determination, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid in cash) in the Subsidiary so designated will be deemed to be Restricted Payments at the time of such designation and, unless such Investments are Permitted Investments, will reduce the amount available for Restricted Payments under clause (c) of the first paragraph of this covenant. All such outstanding Investments will be deemed to constitute Investments in an amount equal to the greatest of (x) the net book value of such Investments at the time of such designation, (y) the fair market value of such Investments at the time of such designation and (z) the original fair market value of such Investments at the time they were made. Such designation will only be permitted if such Restricted Payment would be permitted at such time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

  The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any non-cash Restricted Payment shall be determined by the Board of Directors, whose resolution with respect thereto shall be delivered to the Trustee, such determination to be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if such fair market value exceeds $2.0 million. Not later than two Business Days after making any Restricted Payment in excess of $1.0 million, the Company shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant "Restricted Payments" were computed, together with a copy of any fairness opinion or appraisal required by the Indenture.

 Liens

  The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist or become effective any Lien on any asset now owned or hereafter acquired, or any income or profits therefrom or assign or convey any right to receive income therefrom, except Permitted Liens.

 Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

  The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to (i)(a) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits, or (b) pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries,
(ii) make loans or advances to the Company or any of its Restricted Subsidiaries or (iii) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries, except for such encumbrances or restrictions existing under or by reason of (a) Existing Indebtedness as in effect on the date of the Indenture, or as amended thereafter on terms, taken as a whole, no more restrictive and no more unfavorable to the Holders of the Notes than those contained in the Senior Credit Facility as in effect on the date of the Indenture, (b) the Senior Credit Facility as in effect as of the date of the Indenture, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof, provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are no more restrictive and no more unfavorable to the holders of the Notes than those contained in the Senior Credit Facility as in effect on the date of the Indenture, (c) the Indenture, the Subsidiary Guarantees and the Notes, (d) applicable law, (e) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof, provided that, in the case of Indebtedness, such Indebtedness was no more restrictive and no more unfavorable to the holders of the Notes than those contained in the Senior Credit Facility as in effect on the date of the Indenture, (f) customary non-assignment provisions in leases entered into in the ordinary course of business and consistent with past practices, (g) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (iii) above on the property so acquired, (h) Permitted Refinancing Indebtedness, provided that the encumbrances or restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive and no more unfavorable to the holders of the Notes than those contained in the Indebtedness being refinanced, (i) secured Indebtedness otherwise permitted to be incurred pursuant to the provisions of the covenant described under the caption "--Liens" that limits the right of the debtor to dispose of the assets securing such Indebtedness, (j) customary net worth provisions contained in leases and other agreements entered into in the ordinary course of business, (k) customary restrictions with respect to a Restricted Subsidiary pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Restricted Subsidiary, (l) provisions with respect to the disposition or distribution of assets or property to be sold in any Asset Sale (or transaction which, but for its size, would be an Asset Sale) pending the completion of such transaction in joint venture agreements or other similar agreements, including any Permitted Joint Venture, (m) any other instrument governing Indebtedness incurred on or after the date of the Indenture or any refinancing thereof that is incurred in accordance with the Indenture, provided that the encumbrance or restriction contained in any such Indebtedness or any such refinancing thereof is no more restrictive and no more unfavorable to the Holders of the Notes than that contained in the Senior Credit Facility as in effect on the date of the Indenture, or, in the case of any refinancing, the Indebtedness being refinanced, (n) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business or (o) restrictions imposed on any Foreign Subsidiary by the terms of any Credit Facility under which such Foreign Subsidiary is the borrower.

 Merger, Consolidation or Sale of Assets

  The Indenture will provide that the Company may not consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another corporation, Person or entity unless (i) the Company is the surviving corporation or the entity or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia; (ii) the entity or Person formed by or surviving any such consolidation or merger (if other than the Company) or the entity or Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee; (iii) immediately before and after such transaction no Default or Event of Default shall have occurred and be continuing; and (iv) except in the case of a merger of the Company with or into a

Wholly Owned Restricted Subsidiary, the Company or the entity or Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made (x) will have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of the Company immediately prior to the transaction, and (y) will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption "-- Incurrence of Indebtedness and Issuance of Preferred Stock."

 Transactions with Affiliates

  The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries or any Unrestricted Subsidiary or Permitted Joint Venture in which any Permitted Investment is made pursuant to clause (f) of "Permitted Investments" to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or Guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless (i) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with a non-Affiliate and (ii) the Company delivers to the Trustee (a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $1.5 million, a resolution of the Board of Directors accompanied by an Officers' Certificate certifying that such Affiliate Transaction complies with clause (i) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Company's Board of Directors and
(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, an opinion as to the fairness to the holders of the Notes of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing; provided that (v) any fees and compensation paid to, and indemnity provided on behalf of, officers, directors or employees of the Company or any of its Restricted Subsidiaries, as determined in good faith by the Board of Directors of the Company or any such Restricted Subsidiary, to the extent such fees and compensation are reasonable and customary, (w) loans to Principals that are Permitted Investments, (x) any employment agreement or amendment thereto entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business of the Company or such Restricted Subsidiary, (y) transactions between or among the Company and/or its Restricted Subsidiaries and Permitted Joint Ventures in which the Principals and their Related Parties beneficially own less than 10% of the Equity Interests in the aggregate (other than indirectly through their beneficial ownership of the Company) and (z) Restricted Payments that are permitted by the provisions of the Indenture described above under the caption "--Restricted Payments," in each case, shall not be deemed Affiliate Transactions.

 Sale and Leaseback Transactions

  The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction; provided that the Company may enter into a sale and leaseback transaction if
(i) the Company could have (a) incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock" and (b) incurred a Lien to secure such Indebtedness pursuant to the covenant described above under the caption "-- Liens," (ii) the gross cash proceeds of such sale and leaseback transaction are at least equal to the fair market value (as determined in good faith by the Board of Directors and set forth in an Officers' Certificate delivered to the Trustee) of the property that is the subject of such sale and leaseback transaction and (iii) the transfer of assets in such sale and leaseback transaction is permitted by, and the Company applies the proceeds of such transaction in compliance with, the covenant described above under the caption "--Asset Sales."

 Additional Subsidiary Guarantees

  The Indenture provides that if the Company or any of its Restricted Subsidiaries shall acquire or create another Subsidiary after the date of the Indenture then, unless such Subsidiary (i) is designated and remains an Unrestricted Subsidiary in accordance with the Indenture, or (ii) does not have at any time assets or annual revenues (or monthly revenues annualized), determined in accordance with GAAP, of $100,000 or more or (iii) is a Foreign Subsidiary, and, in the case of clauses (ii) and (iii), is not a guarantor under or in respect of any Credit Facility or other Indebtedness of the Company or any other Restricted Subsidiary, such newly acquired or created Subsidiary (or any other Subsidiary, upon failing to satisfy the requirements of clause (i), (ii) or (iii)) shall execute a Subsidiary Guarantee and enter into a Supplemental Indenture, in accordance with the terms of the Indenture.

 Business Activities

  The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, engage in any business other than a Permitted Business, except to such extent as would not be material to the Company and its Restricted Subsidiaries taken as a whole.

 Payments for Consent

  The Indenture provides that neither the Company nor any of its Restricted Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid or is paid to all holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

 Reports

  The Indenture provides that, whether or not required by the rules and regulations of the Securities and Exchange Commission (the "Commission") beginning with respect to annual financial information for the fiscal year ended December 31, 1997 and for so long as any Notes are outstanding, the Company will furnish to the holders of Notes (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms and, with respect to the annual information only, a report thereon by the Company's certified independent accountants and (ii) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports. The timely filing with the Commission of Forms 10-Q and 10-K shall satisfy the requirements of (i) and
(ii) above. In addition, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information and reports with the Commission for public availability within the time periods specified in the Commission's rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Company and the Guarantors have agreed that, for so long as any Notes remain outstanding, they will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

EVENTS OF DEFAULT AND REMEDIES

  The Indenture provides that each of the following constitutes an Event of
Default: (i) default for 30 days in the payment when due of interest on, or Liquidated Damages, if any, with respect to, the Notes; (ii) default in payment when due of the principal of or premium, if any, on the Notes; (iii) failure by the Company or any Restricted Subsidiary to comply with the provisions described under the captions "Repurchase at the Option of the Holders--Change of Control," "Repurchase at the Option of the Holders--Asset Sales," "Certain Covenants--Restricted Payments," "Certain Covenants-- Incurrence of Indebtedness and Issuance of Preferred Stock" or "--Merger, Consolidation or Sale of Assets"; (iv) failure by the Company or any Restricted Subsidiary for 60 days after notice given by the Trustee or holders of at least 25% in principal amount of the then outstanding Notes to comply with any of its other agreements in the Indenture or the Notes; (v) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, which default (a) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a "Payment Default") or (b) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $5.0 million or more; (vi) failure by the Company or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $5.0 million (excluding amounts covered by insurance), which judgments are not paid, discharged or stayed, for a period of 60 days; (vii) certain events of bankruptcy or insolvency with respect to the Company or any of its Significant Subsidiaries; and (viii) except as permitted by the Indenture, any Guarantee given by a Significant Subsidiary shall be finally held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any such Guarantor, or any Person acting on behalf of any such Guarantor, shall deny or disaffirm its obligations under its Guarantee (other than by reason of the terminating of the Indenture or the release of any such Guarantee in accordance with the Indenture).

  If any Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, any Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding Notes will become due and payable without further action or notice. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

  In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes. If an Event of Default occurs prior to November 1, 2002 by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding the prohibition on redemption of the Notes prior to November 1, 2002, then the premium specified in the Indenture shall also become immediately due and payable to the extent permitted by law upon the acceleration of the Notes.

  The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Notes.

  The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

  No director, officer, employee, incorporator or stockholder of the Company, as such, shall have any liability for any obligations of the Company or any Guarantor under the Notes, the Indenture or the Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note irrevocably waives and releases all such liability. The aforementioned waiver and release are part of the consideration for issuance of the Notes and the Subsidiary Guarantees. Such waiver may not be effective to waive liabilities under the federal securities laws and the Company believes that it is the view of the Commission that such a waiver is against public policy.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

  The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes ("Legal Defeasance") except for (i) the rights of holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest and Liquidated Damages, if any, on such Notes when such payments are due from the trust referred to below, (ii) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

  In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in United States dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest and Liquidated Damages, if any, on the outstanding Notes on the stated maturity thereof or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date; (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;
(iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; (vi) the Company must have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; (vii) the Company must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the holders of Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and (viii) the Company must deliver to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

TRANSFER AND EXCHANGE

  A holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

  The registered holder of a Note will be treated as the owner of it for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

  Except as provided in the next two succeeding paragraphs, the Indenture or the Notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes).

  Without the consent of each holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting holder): (i) reduce the principal amount of Notes whose holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the caption "--Repurchase at the Option of Holders"), (iii) reduce the rate of or change the time for payment of interest on any Note, (iv) waive a Default or Event of Default in the payment of principal of or premium or Liquidated Damages, if any, or interest on the Notes (except a rescission of acceleration of the Notes by the holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration), (v) make any Note payable in money other than that stated in the Notes, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of Notes to receive payments of principal of or premium, if any, or interest on the Notes, (vii) waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under the caption "--Repurchase at the Option of Holders") or (viii) make any change in the foregoing amendment and waiver provisions that is adverse to the holders of the Notes.

  Notwithstanding the foregoing, without the consent of any holder of the Notes, the Company and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Company's or any Guarantor's obligations to holders of Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the holders of Notes or that does not adversely affect the legal rights under the Indenture of any such holder, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act upon or after the effectiveness of a registration of the exchange or resale of the Notes under the Act.

CONCERNING THE TRUSTEE

  The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

  The holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his or her own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Notes, unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

ADDITIONAL INFORMATION

  Anyone who receives this Offering Memorandum may obtain a copy of the Indenture and Registration Rights Agreement without charge by writing to Elgin National Industries, Inc., 2001 Butterfield Road, Suite 1020, Downers Grove, Illinois 60515, Attention: Chief Financial Officer.

BOOK-ENTRY, DELIVERY AND FORM

  Except as set forth below, New Notes will be issued in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof. New Notes will be issued at the closing of the Exchange Offer (the "Closing") only against the proper tender of old Notes therefore.

  The New Notes will be represented by one or more global notes in registered, global form without interest coupons (collectively, the "Rule 144A Global Note"). The Rule 144A Global Note initially will be deposited upon issuance with the Trustee as custodian for the Depositary, in New York, New York, and registered in the name of the Depositary or its nominee, in each case for credit to an account of a direct or indirect participant as described below.

  The New Notes issued in offshore transactions in reliance on Regulation S under the Securities Act initially will be represented by one or more temporary global notes in registered, global form without interest coupons (collectively, the "Regulation S Temporary Global Note"). The Regulation S Temporary Global Note will be registered in the name of a nominee of the Depositary for credit to the subscribers' respective accounts at the Euroclear System ("Euroclear") and Cedel Bank, S.A. ("CEDEL"). Beneficial interests in the Regulation S Temporary Global Note may be held only through Euroclear or CEDEL.

  Within a reasonable time period after the expiration of the period of 40 days commencing on the latest of the commencement of the Offering and the original Issue Date of the Notes (such period through and including such 40th day, the "Restricted Period"), the Regulation S Temporary Global Note will be exchanged for one or more permanent global notes (collectively, the "Regulation S Permanent Global Note" and, together with the Regulation S Temporary Global Note, the "Regulation S Global Note" (the Regulation S Global Note and the 144A Global Note, collectively being the "Global Notes")) upon delivery to the Depositary of certification of compliance with the transfer restrictions applicable to the Notes pursuant to Regulation S as provided in the Indenture. During the Restricted Period, beneficial interests in the Regulation S Temporary Global Note may be held only through Euroclear or CEDEL (as indirect participants in the Depositary). See "--Depositary Procedures-- Exchanges between Regulation S Notes and the Rule 144A Global Note." Beneficial interests in the 144A Global Note may not be exchanged for beneficial interests in the Regulation S Global Note at any time except in the limited circumstances described below. See "--Depositary Procedures--Exchanges between Regulation S Notes and the Rule 144A Global Note."

  Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for Notes in certificated form except in the limited circumstances described below. See "--Exchange of Book-Entry Notes for Certificated Notes." Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of Certificated Notes (as defined below).

  Rule 144A Notes (including beneficial interests in the Rule 144A Global Notes) will be subject to certain restrictions on transfer and will bear a restrictive legend as described under "Transfer Restrictions." Regulation S Notes will also bear the legend as described under "Transfer Restrictions." In addition, transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Cedel), which may change from time to time.

  Initially, the Trustee will act as Paying Agent and Registrar. The Notes may be presented for registration of transfer and exchange at the offices of the Registrar.

 Depositary Procedures

  The following description of the operations and procedures of DTC, Euroclear and Cedel are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them from time to time. The Company takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

  DTC has advised the Company that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the Initial Purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

  DTC has also advised the Company that, pursuant to procedures established by it, (i) upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the Initial Purchasers with portions of the principal amount of the Global Notes and (ii) ownership of such interests in the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global Notes).

  Investors in the Rule 144A Global Notes may hold their interests therein directly through DTC, if they are Participants in such system, or indirectly through organizations (including Euroclear and Cedel) which are Participants in such system. Investors in the Regulation S Global Notes must initially hold their interests therein through Euroclear or Cedel, if they are participants in such systems, or indirectly through organizations that are participants in such systems. After the expiration of the Restricted Period (but not earlier), investors may also hold interests in the Regulation S Global Notes through Participants in the DTC system other than Euroclear and Cedel. Euroclear and Cedel will hold interests in the Regulation S Global Notes on behalf of their participants through customers' securities accounts in their respective names on the books of their respective depositories, which are Morgan Guaranty Trust Company of New York, Brussels office, as operator of Euroclear, and Citibank, N.A., as operator of Cedel. All interests in a Global Note, including those held through Euroclear or Cedel, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Cedel may also be subject to the procedures and requirements of such systems. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants and certain banks, the ability of a person having beneficial interests in a Global Note to pledge such interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

  Except as described below, owners of interests in the Global Notes will not have Notes registered in their names, will not receive physical delivery of Notes in certificated form and will not be considered the registered owners or "holders" thereof under the Indenture for any purpose.

  Payments in respect of the principal of, premium, if any, Liquidated Damages, if any, and interest on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder thereof under the Indenture. Under the terms of the Indenture, the Company and the Trustee will treat the persons in whose names the Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Company, the Trustee nor any agent of the Company or the Trustee has or will have any responsibility or liability for (i) any aspect of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of any beneficial ownership interest in the Global Notes, or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the Global Notes or (ii) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants. DTC has advised the Company that its current practice, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date, in amounts proportionate to their respective holdings in the principal amount of beneficial interest in the relevant security as shown on the records of DTC unless DTC has reason to believe it will not receive payment on such payment date. Payments by the Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or the Company. Neither the Company nor the Trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the Notes, and the Company and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

  Except for trades involving only Euroclear and Cedel participants, interests in the Global Notes are expected to be eligible to trade in DTC's Same-Day Funds Settlement System and secondary market trading activity in such interests will, therefore, settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its Participants. See "--Same Day Settlement and Payment."

  Subject to the transfer restrictions set forth under "Transfer
Restrictions," transfers between Participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same day funds, and transfers between participants in Euroclear and Cedel will be effected in the ordinary way in accordance with their respective rules and operating procedures.

  Subject to compliance with the transfer restrictions applicable to the Notes described herein, cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Cedel participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear or Cedel, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Cedel, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Cedel, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Cedel participants may not deliver instructions directly to the depositories for Euroclear or Cedel.

  DTC has advised the Company that it will take any action permitted to be taken by a holder of Notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the Notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC reserves the right to exchange the Global Notes for legended Notes in certificated form, and to distribute such Notes to its Participants.

  Although DTC, Euroclear and Cedel have agreed to the foregoing procedures to facilitate transfers of interests in the Regulation S Global Notes and in the Rule 144A Global Notes among Participants in DTC, Euroclear and Cedel, they are under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Cedel or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

 Exchange of Book-Entry Notes for Certificated Notes

  A Global Note is exchangeable for definitive Notes in registered certificated form ("Certificated Notes") if (i) DTC (x) notifies the Company that it is unwilling or unable to continue as depositary for the Global Notes and the Company thereupon fails to appoint a successor depositary or (y) has ceased to be a clearing agency registered under the Exchange Act, (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Certificated Notes or (iii) there shall have occurred and be continuing a Default or Event of Default with respect to the Notes. In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon request but only upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the Indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the Depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend referred to in "Transfer Restrictions," unless the Company determines otherwise in compliance with applicable law.

 Exchange of Certificated Notes for Book-Entry Notes

  Notes issued in certificated form may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the Trustee a written certificate (in the form provided in the Indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such Notes. See "Transfer Restrictions."

 Exchanges Between Regulation S Notes and Rule 144A Notes

  Prior to the expiration of the Restricted Period, beneficial interests in the Regulation S Global Note may be exchanged for beneficial interests in the Rule 144A Global Note only if such exchange occurs in connection with a transfer of the Notes pursuant to Rule 144A and the transferor first delivers to the Trustee a written certificate (in the form provided in the Indenture) to the effect that the Notes are being transferred to a person who the transferor reasonably believes to be a qualified institutional buyer within the meaning of Rule 144A, purchasing for its own account or the account of a qualified institutional buyer in a transaction meeting the requirements of Rule 144A and in accordance with all applicable securities laws of the states of the United States and other jurisdictions.

  Beneficial interest in a Rule 144A Global Note may be transferred to a person who takes delivery in the form of an interest in the Regulation S Global Note, whether before or after the expiration of the Restricted Period, only if the transferor first delivers to the Trustee a written certificate (in the form provided in the Indenture) to the effect that such transfer is being made in accordance with Rule 903 or 904 of Regulation S or Rule 144 (if available) and that, if such transfer occurs prior to the expiration of the Restricted Period, the interest transferred will be held immediately thereafter through Euroclear or Cedel.

  Transfers involving an exchange of a beneficial interest in the Regulation S Global Note for a beneficial interest in a Rule 144A Global Note or vice versa will be effected in DTC by means of an instruction originated by the Trustee through the DTC Deposit/Withdraw at Custodian system. Accordingly, in connection with any such transfer, appropriate adjustments will be made to reflect a decrease in the principal amount of the Regulation S Global Note and a corresponding increase in the principal amount of the Rule 144A Global Note or vice versa, as applicable. Any beneficial interest in one of the Global Notes that is transferred to a person who takes delivery in the form of an interest in the other Global Note will, upon transfer, cease to be an interest in such Global Note and will become an interest in the other Global Note and, accordingly, will thereafter be subject to all transfer restrictions and other procedures applicable to beneficial interests in such other Global Note for so long as it remains such an interest. The policies and practices of DTC may prohibit transfers of beneficial interests in the Regulation S Global Note prior to the expiration of the Restricted Period.

 Same Day Settlement and Payment

  The Indenture will require that payments in respect of the Notes represented by the Global Notes (including principal, premium, if any, interest and Liquidated Damages, if any) be made by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. With respect to Notes in certificated form, the Company will make all payments of principal, premium, if any, interest and Liquidated Damages, if any, by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder's registered address. The Notes represented by the Global Notes are expected to be eligible to trade in the PORTAL market and to trade in the Depositary's Same-Day Funds Settlement System, and any permitted secondary market trading activity in such Notes will, therefore, be required by the Depositary to be settled in immediately available funds. The Company expects that secondary trading in any certificated Notes will also be settled in immediately available funds.

  Because of time zone differences, the securities account of a Euroclear or Cedel participant purchasing an interest in a Global Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Cedel participant, during the securities settlement processing day (which must be a business day for Euroclear and Cedel) immediately following the settlement date of DTC. DTC has advised the Company that cash received in Euroclear or Cedel as a result of sales of interests in a Global Note by or through a Euroclear or Cedel participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Cedel cash account only as of the business day for Euroclear or Cedel following DTC's settlement date.

CERTAIN DEFINITIONS

  Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

  "Acquired Debt" means, with respect to any specified Person, (i) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Restricted Subsidiary of such specified Person, and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

  "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the voting securities of a Person shall be deemed to be control.

  "Asset Sale" means (i) the sale, lease, conveyance or other disposition of any assets or rights (including, without limitation, by way of a sale and leaseback) other than sales of inventory in the ordinary course of business (provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption "Redemption at the Option of the Holders--Change of Control" and/or the provisions described above under the caption "--Merger, Consolidation or Sale of Assets" and not by the provisions of the Asset Sale covenant), and (ii) the issue or sale by the Company or any of its Restricted Subsidiaries of Equity Interests in any of the Company's Restricted Subsidiaries, in the case of either clause (i) or (ii), whether in a single transaction or a series of related transactions (a) that have a fair market value in excess of $1.0 million or (b) for net proceeds in excess of $1.0 million. Notwithstanding the foregoing: (i) a transfer of assets by the Company to a Wholly Owned Restricted Subsidiary or by a Wholly Owned Restricted Subsidiary to the Company or to another Wholly Owned Restricted Subsidiary, (ii) an issuance of Equity Interests by a Wholly Owned Restricted Subsidiary to the Company or to another Wholly Owned Restricted Subsidiary and
(iii) a Restricted Payment that is permitted by the covenant described above under the caption "Certain Covenants--Restricted Payments" will not be deemed to be Asset Sales.

  "Attributable Debt" in respect of a sale and leaseback transaction means, at the time of determination, the present value (discounted at the rate of interest implicit in such transaction, determined in accordance with GAAP) of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction (including any period for which such lease has been extended or may, at the option of the lessor, be extended).

  "Borrowing Base" means, as of any date, an amount equal to the sum of (a) 85% of the face amount of all accounts receivable owned by the Company and its Restricted Subsidiaries as of such date that are not more than 90 days past due, and (b) 65% of the book value of all inventory owned by the Company and its Restricted Subsidiaries as of such date, calculated on a consolidated basis and in accordance with GAAP. To the extent that information is not available as to the amount of accounts receivable or inventory as of a specific date, the Company may utilize the most recent available information for purposes of calculating the Borrowing Base.

  "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

  "Capital Stock" means (i) in the case of a corporation, corporate stock,
(ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited) and
(iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person. Capital Stock shall include outstanding preferred stock units, as described in Note 13 to the Consolidated Financial Statements for ENI Holding Corp. and Subsidiary Companies for the year ended December 31, 1997.

  "Cash Equivalents" means (i) United States dollars, (ii) the local currency of any jurisdiction in which any Subsidiary organized in a jurisdiction other than the United States or any political subdivision thereof conducts business,
(iii) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities of not more than six months from the date of acquisition, (iv) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any lender party to the Senior Credit Facility or with any domestic commercial bank having capital and surplus in excess of $500 million and a Keefe Bank Watch Rating of "B" or better, (v) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (iii) and (iv) above entered into with any financial institution meeting the qualifications specified in clause (iv) above, (vi) commercial paper having the highest rating obtainable from Moody's Investors Service, Inc. or

Standard & Poor's Corporation and in each case maturing within six months after the date of acquisition and (vii) money market funds at least 95% of the assets of which, at the time of investment, are comprised of assets specified in clauses (i) through (vi).

  "Change of Control" means the occurrence of any of the following: (i) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole to any "person" (as such term is used in Section 13(d)(3) of the Exchange Act) other than the Principals or their Related Parties (as defined below), (ii) the adoption of a plan relating to the liquidation or dissolution of the Company, (iii) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" (as defined above), other than the Principals and their Related Parties, becomes the "beneficial owner" (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that a person shall be deemed to have "beneficial ownership" of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition), directly or indirectly, of more than 50% of the Voting Stock of the Company (measured by voting power rather than number of shares), (iv) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors or (v) the Company consolidates with, or merges with or into, any Person or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any Person, or any Person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of the Company is converted into or exchanged for cash, securities or other property, other than any such transaction where the Voting Stock of the Company outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance). Notwithstanding the foregoing, consummation of the Recapitalization Transactions on the Issue Date shall not constitute a Change of Control.

  The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the assets of the Company and its Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of Notes to require the Company to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

  "Clawback Payment" means any payment required to be made to the former shareholders of the Company, within the first 18 months after consummation of the Recapitalization Transactions, out of the proceeds of any Asset Sale pursuant to the Repurchase Agreement as in effect on the Issue Date, or as amended in any manner that does not adversely affect the holders of the Notes.

  "Consolidated Cash Flow" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus (i) an amount equal to any extraordinary loss plus any net loss realized in connection with an Asset Sale (to the extent such losses were deducted in computing such Consolidated Net Income), plus (ii) provision for taxes based on income or profits of such Person and its Subsidiaries for such period, to the extent that such provision for taxes was included in computing such Consolidated Net Income, plus (iii) consolidated interest expense of such Person and its Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations, but excluding amortization of debt issuance costs and excluding letter of credit fees accounted for as a cost of sales in accordance with GAAP), to the extent that any such expense was deducted in computing such Consolidated Net Income, plus (iv) depreciation, amortization

(including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income, minus (v) non-cash items increasing such Consolidated Net Income for such period, in each case, on a consolidated basis and determined in accordance with GAAP.

  "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries (other than in the case of the Company and its Subsidiaries, Unrestricted Subsidiaries) for such period, on a consolidated basis, determined in accordance with GAAP; provided that (i) the Net Income (but not loss) of any Person that is not a Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Wholly Owned Subsidiary thereof (other than in the case of the Company and its Subsidiaries, Unrestricted Subsidiaries), (ii) the Net Income of any Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders, (iii) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded, (iv) the cumulative effect of a change in accounting principles shall be excluded, (v) the Consolidated Net Income of the Company and its Subsidiaries shall include (without duplication) the Net Income of any Unrestricted Subsidiary if, and only to the extent that, such Net Income has been distributed in cash to the Company or any of its Restricted Subsidiaries, and (vi) the Consolidated Net Income of the Company shall exclude any interest paid or received by the Company or any Subsidiary of the Company with respect to Notes owned by the Company or such Subsidiary, if any.

  "Consolidated Net Worth" means, with respect to any Person as of any date, the sum of (i) the consolidated equity of the common stockholders of such Person and its consolidated Subsidiaries as of such date plus (ii) the respective amounts reported on such Person's balance sheet as of such date with respect to any series of preferred stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such preferred stock, less (x) all write-ups (other than write-ups resulting from foreign currency translations and write-ups of tangible assets of a going concern business made within 12 months after the acquisition of such business) subsequent to the date of the Indenture in the book value of any asset owned by such Person or a consolidated Subsidiary of such Person, (y) all investments as of such date in unconsolidated Subsidiaries and in Persons that are not Subsidiaries (except, in each case, Permitted Investments), and (z) all unamortized debt discount and expense and unamortized deferred charges as of such date, all of the foregoing determined in accordance with GAAP.

  "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Company who (i) was a member of such Board of Directors on the date of the Indenture or (ii) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

  "Credit Facilities" means, with respect to the Company or any Subsidiary, one or more debt facilities (including, without limitation, the Senior Credit Facility) or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time. Indebtedness under Credit Facilities outstanding on the date on which the Notes are first issued and authenticated under the Indenture shall be deemed to have been incurred on such date in reliance on the exception provided by clause (i) of the third paragraph of the description of the covenant entitled "--Incurrence of Indebtedness and Issuance of Preferred Stock."

  "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

  "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the Holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature.

  "ENI" means ENI Holding Corp., a Delaware corporation.

  "ENI Merger" means a merger of the Company into ENI occurring immediately after consummation of the transactions contemplated by the Repurchase Agreement, with ENI being the surviving entity.

  "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock prior to any conversion or exchange thereof).

  "Existing Indebtedness" means Indebtedness of the Company and its Subsidiaries (other than Indebtedness under the Senior Credit Facility) in existence on the date of the Indenture, until such amounts are repaid.

  "Fixed Charges" means, with respect to any Person for any period, the sum, without duplication, of (i) the consolidated interest expense of such Person and its Subsidiaries for such period, whether paid or accrued (including, without limitation, original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations, but excluding amortization of debt issuance costs and excluding letter of credit fees accounted for as a cost of sales in accordance with GAAP) and (ii) the consolidated interest expense of such Person and its Subsidiaries that was capitalized during such period, and (iii) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Subsidiaries or secured by a Lien on assets of such Person or one of its Subsidiaries (whether or not such Guarantee or Lien is called upon) and (iv) the product of
(a) all dividend payments, whether or not in cash, on any series of preferred stock of such Person or any of its Subsidiaries, other than dividend payments on Equity Interests payable solely in Equity Interests of the Company, times
(b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP. Fixed Charges shall exclude interest paid to the Company or any Subsidiary of the Company with respect to Notes owned by the Company or such Restricted Subsidiary, if any.

  "Fixed Charge Coverage Ratio" means with respect to any Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Company or any of its Restricted Subsidiaries incurs, assumes, Guarantees or redeems any Indebtedness (other than revolving credit borrowings) or issues preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee or redemption of Indebtedness, or such issuance or redemption of preferred stock, as if the same had occurred at the beginning of the applicable four-quarter reference period. In addition, for purposes of making the computation referred to above, (i) acquisitions that have been made by the Company or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation

Date shall be deemed to have occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated without giving effect to clause (iii) of the proviso set forth in the definition of Consolidated Net Income, and (ii) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, and (iii) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the referent Person or any of its Subsidiaries following the Calculation Date.

  "Foreign Subsidiary" means any Restricted Subsidiary not organized or validly existing under the laws of the United States or any state thereof or the District of Columbia.

  "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.

  "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

  "Guarantors" means each of (i) Tabor Machine Company, Norris Screen and Manufacturing, Inc., TranService, Inc., Centrifugal Services, Inc., Mining Controls, Inc., Clinch River Corporation, Roberts & Schaefer Company and Soros Associates, Inc. and (ii) any other Person that executes a Subsidiary Guarantee in accordance with the provisions of the Indenture, and their respective successors and assigns.

  "Hedging Obligations" means, with respect to any Person, the obligations of such Person under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and (ii) other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

  "Indebtedness" means, with respect to any Person, any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker's acceptances or representing Capital Lease Obligations or the balance deferred and unpaid of the purchase price of any property or representing any Hedging Obligations, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, as well as all indebtedness of others secured by a Lien on any asset of such Person (whether or not such indebtedness is assumed by such Person) and, to the extent not otherwise included, the Guarantee by such Person of any Indebtedness of any other Person. The amount of any Indebtedness outstanding as of any date shall be (i) the accreted value thereof, in the case of any Indebtedness that does not require current payments of interest, and (ii) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness. Any amount of the Notes owned by the Company or any of its Restricted Subsidiaries shall not be outstanding Indebtedness for purposes of the Indenture.

  "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including Guarantees of Indebtedness or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption "-- Restricted Payments."

  "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

  "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however, (i) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (a) any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions) or (b) the disposition of any securities by such Person or any of its Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Subsidiaries and (ii) any extraordinary or nonrecurring gain (but not loss), together with any related provision for taxes on such extraordinary or nonrecurring gain (but not loss).

  "Net Proceeds" means the aggregate cash proceeds or Cash Equivalents received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset
Sale), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of Indebtedness secured by a Lien on the assets that were the subject of such Asset Sale, any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP, and net of any required Clawback Payment.

  "Non-Recourse Debt" means Indebtedness (i) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable (as a guarantor or otherwise), or (c) constitutes the lender, and (ii) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness (other than the Senior Credit Facility) of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and
(iii) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.

  "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

  "Permitted Business" means any business (i) conducted by the Company or any of its Subsidiaries on the date of the Indenture, (ii) primarily comprised of manufacturing equipment, durable goods and/or components thereof, including related repairs and services, or (iii) primarily composed of engineering services, or (iv) any business reasonably related to any of the foregoing.

  "Permitted Investments" means (a) any Investment in the Company or in a Wholly Owned Restricted Subsidiary of the Company that is a Guarantor; (b) any Investment in Cash Equivalents or purchases by the Company or any of its Restricted Subsidiaries of any of the Notes; (c) any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment (i) such Person becomes a Wholly Owned Restricted Subsidiary of the Company and a Guarantor that is engaged in a Permitted Business, or
(ii) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Wholly Owned Restricted Subsidiary of the Company that is a Guarantor and that is engaged in a Permitted Business; (d) any Restricted Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "--Repurchase at the Option of Holders--Asset Sales"; (e) any acquisition of assets solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company; (f) Investments in (i) Restricted Subsidiaries that are not Guarantors, (ii) Unrestricted Subsidiaries (other than such Investments deemed to be made by reason of the designation of a Restricted Subsidiary as an Unrestricted Subsidiary), (iii) Foreign Subsidiaries and (iv) Permitted Joint Ventures, having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (f) that are at the time outstanding, not to exceed $10.0 million; (g) other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (g) that are at the time outstanding, not to exceed $1.5 million and (h) full recourse loans to the Principals, in an aggregate principal amount outstanding not to exceed $1.6 million, reduced by principal payments made thereon.

  "Permitted Joint Venture" means any joint venture, partnership or other Person designated by the Board of Directors, and until designation by the Board of Directors to the contrary, (i) at least 30% of whose Capital Stock with voting power under ordinary circumstances to elect directors (or Persons having similar or corresponding powers and responsibilities) is at the time owned (beneficially or directly) by the Company and/or by one or more Restricted Subsidiaries of the Company, (ii) all of whose Indebtedness is Non-Recourse Indebtedness, and (iii) which is engaged in a Permitted Business. Any such designation or designation to the contrary shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

  "Permitted Liens" means (i) Liens securing Obligations of the Company or any Restricted Subsidiary under the Senior Credit Facility and Liens on accounts receivable and inventory securing Obligations of the Company or any Restricted Subsidiary under any other Credit Facility; (ii) Liens on the assets of the Company or any of the Guarantors to secure Hedging Obligations with respect to Indebtedness under any Credit Facility permitted by the Indenture to be incurred; (iii) Liens on property of a Person existing at the time such Person is merged into or consolidated with the Company or any Restricted Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company;
(iv) Liens on property existing at the time of acquisition thereof by the Company or any Restricted Subsidiary of the Company, provided that such Liens were in existence prior to the contemplation of such acquisition; (v) Liens existing on the date of the Indenture; (vi) Liens to secure any Permitted Refinancing Indebtedness incurred to refinance any Indebtedness secured by any Lien referred to in the foregoing clauses (i) through (v), provided that the assets securing such Permitted Refinancing Indebtedness shall be the same assets that secured the Indebtedness being refinanced; (vii) Liens to secure the performance of statutory obligations, surety or appeal bonds, payment or performance bonds, deposits to secure the performance of bids, trade contracts, government contracts, leases or licenses or other obligations of a like nature incurred in the ordinary course of business; (viii) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause
(iv) of the second paragraph of the covenant entitled "Incurrence of Indebtedness and Issuance of Preferred Stock" covering only the assets acquired with such Indebtedness; (ix) Liens in favor of the Company or any Restricted Subsidiary that is a Guarantor; (x) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;
(xi) Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary of the Company with respect to obligations that do not exceed $5.0 million in the aggregate at any one time outstanding and that (a) are not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credit in the ordinary course of business) and (b) do not in the aggregate materially detract from the value of the property or materially impair the use thereof in the operation of business by the Company or such Restricted Subsidiary; (xii) Liens on assets of Unrestricted Subsidiaries that secure Non-Recourse Debt of

Unrestricted Subsidiaries; (xiii) carriers', warehousemen's, mechanics', landlords' materialmen's, repairmen's or other like Liens arising in the ordinary course of business in respect of obligations not overdue for a period in excess of 60 days or which are being contested in good faith by appropriate proceedings promptly instituted and diligently prosecuted; provided that any reserve or other appropriate provision as shall be required to conform with GAAP shall have been made therefor; (xiv) easements, rights-of-way, zoning and similar restrictions and other similar encumbrances or title defects incurred, or leases or subleases granted to others, in the ordinary course of business, which do not in any case materially detract from the value of the property subject thereto or do not interfere with or adversely affect in any material respect the ordinary conduct of business of the Company and its Restricted Subsidiaries taken as a whole; (xv) Liens in favor of customs and revenue authorities to secure payment of customs duties in connection with the importation of goods in the ordinary course of business and other similar Liens arising in the ordinary course of business; (xvi) leases or subleases granted to third Persons not interfering with the ordinary course of business of the Company or any of its Restricted Subsidiaries; (xvii) Liens (other than any Lien imposed by ERISA or any rule or regulation promulgated thereunder) incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance, and other types of social security; (xviii) deposits, in an aggregate amount not to exceed $2.0 million, made in the ordinary course of business to secure liability to insurance carriers; (xix) Liens for purchase money obligations (including refinancings thereof permitted under the covenant entitled "incurrence of Indebtedness and Issuance of Preferred Stock"), provided that (A) the Indebtedness secured by such Lien is permitted under the covenant entitled "Incurrence of Indebtedness and Issuance of Preferred Stock" and (B) any such Lien encumbers only the assets so purchased; (xx) any attachment or judgment Lien not constituting an Event of Default under the section entitled "Events of Default and Remedies";
(xxi) any interest or title of a lessor or sublessor under any operating lease; (xxii) Liens under licensing agreements for use of the Company's or any Restricted Subsidiaries' intellectual property entered into in the ordinary course of business; (xxiii) Liens securing industrial revenue bonds; (xxiv) Liens in favor of the Trustee under the Indenture; (xxv) Liens securing reimbursement obligations with respect to letters of credit which encumber documents and other property relating to such letters of credit and the products and proceeds thereof; (xxvi) Liens arising out of consignment or similar arrangements for the sale of goods entered into by the Company or any Restricted Subsidiary in the ordinary course of business in accordance with past practices; (xxvii) any interest or title of a lessor in the property subject to any lease, whether characterized as capitalized or operating, other than any such interest or title resulting from or arising out of a default by the Company or any Subsidiary of its obligations under such lease; and (xxviii) Liens arising from filing UCC financing statements for precautionary purposes in connection with true leases of personal property that are otherwise permitted under the applicable indenture and under which the Company or any Subsidiary is lessee.

  "Permitted Refinancing Indebtedness" means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Restricted Subsidiaries; provided that: (i) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus accrued interest on, the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses incurred in connection therewith); (ii) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (iii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Notes on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and (iv) such Indebtedness is incurred either by the Company or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

  "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or other agency or political subdivision thereof.

  "Principals" means Fred C. Schulte, Charles D. Hall and Wayne J. Conner and SHC Investment Partnership, a Delaware general partnership, for so long as at least 80% of the economic interests and Voting Stock therein are owned by the other Principals or their Related Parties.

  "Recapitalization Transactions" means (i) the repurchase by the Company and ENI on the Issue Date of all common stock, preferred stock and common stock warrants of ENI not owned by the Principals, (ii) the redemption by the Company on the Issue Date of all outstanding senior subordinated debt of the Company, together with accrued and unpaid interest to the Issue Date and prepayment fees, (iii) the ENI Merger, (iv) the amendment of the certificate of incorporation and by-laws of such surviving corporation to, among other things, change the name of the surviving corporation to Elgin National Industries, Inc., and (v) the entry into the Senior Credit Facility by the Company and the Guarantors.

  "Related Party" with respect to any Principal means (A) any controlling stockholder, 80% (or more) owned Subsidiary, spouse, immediate family member or executor (in the case of an individual) of such Principal or (B) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding an 80% or more controlling interest of which consist of such Principal and/or such other Persons referred to in the immediately preceding clause (A).

  "Restricted Investment" means an Investment other than a Permitted
Investment.

  "Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

  "Senior Credit Facility" means that certain Senior Credit Facility, to be dated as of the Issue Date, by and among the Company, certain of the Company's subsidiaries (as guarantors) and the lenders party thereto, providing for up to $20.0 million of revolving credit borrowings (as such amount may be increased as permitted under the provisions in the Indenture described in clause (i) of the second paragraph of the covenant described under "-- Incurrence of Indebtedness and Issuance of Preferred Stock"), including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, extended, renewed, refunded, replaced or refinanced from time to time. Indebtedness under the Senior Credit Facility outstanding on the date on which Notes are first issued and authenticated under the Indenture shall be deemed to have been incurred on such date in reliance on the exception provided by clause (i) of the second paragraph of the description of the covenant entitled "--Incurrence of Indebtedness and Issuance of Preferred Stock."

  "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Act, as such Regulation is in effect on the date hereof.

  "Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

  "Subsidiary" means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

  "Unrestricted Subsidiary" means (i) any Subsidiary (including any newly acquired or newly formed Subsidiary) that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board

Resolution; but only to the extent that such Subsidiary: (a) has no Indebtedness other than Non-Recourse Debt; (b) is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company; (c) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (x) to subscribe for additional Equity Interests or (y) to maintain or preserve such Person's financial condition or (z) to cause such Person to achieve any specified levels of operating results; and
(d) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries; and (e) has at least one director on its board of directors that is not a director or executive officer of the Company or any of its Restricted Subsidiaries. Any such designation by the Board of Directors shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions and was permitted by the covenant described above under the caption "Certain Covenants--Restricted Payments." If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption "Certain Covenants-- Incurrence of Indebtedness and Issuance of Preferred Stock," the Company shall be in default of such covenant). The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to include an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (i) such Indebtedness is permitted under the covenant described under the caption "Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock," calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period, and (ii) no Default or Event of Default would be in existence following such designation.

  "Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

  "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding principal amount of such Indebtedness.

  "Wholly Owned Restricted Subsidiary" of any Person means a Restricted Subsidiary of such Person that is a Wholly Owned Subsidiary of such Person.

  "Wholly Owned Subsidiary" of any Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person.

                CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES

  The following discussion is a summary of the material United States federal income tax considerations relevant to the acquisition, ownership and disposition of the Notes acquired in the Offering, but does not purport to be a complete analysis of all potential tax effects. The discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, Internal Revenue Service (the "Service") rulings and pronouncements and judicial decisions all in effect as of the date hereof, all of which are subject to change at any time, and any such change may be applied retroactively in a manner that could adversely affect a holder of the Notes. The discussion does not address all of the federal income tax consequences that may be relevant to a holder in light of such holder's particular circumstances or to holders subject to special rules, such as certain financial institutions, insurance companies, dealers in securities and persons holding the Notes as part of a "straddle," "hedge" or "conversion transaction." Moreover, the effect of any applicable state, local or foreign tax laws is not discussed. The discussion deals only with Notes held as "capital assets" within the meaning of Section 1221 of the Code.

  As used herein, the term "U.S. Holder" means a beneficial owner of a Note who or which is for U.S. federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any State,
(iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a "U.S. Trust." A U.S. Trust is (a) for taxable years beginning after December 31, 1996, or if the trustee of a trust elects to apply the following definition to an earlier taxable year ending after August 20, 1996, any trust if, and only if, (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more U.S. persons have the authority to control all substantial decisions of the trust and (b) for all other taxable years, any trust whose income is includible in gross income for U.S. federal income tax purposes regardless of its source. The term U.S. Holder also includes certain former U.S. citizens whose income and gain on the Notes will be subject to U.S. taxation. As used herein, the term "Non-U.S. Holder" means a beneficial owner of a Note that is not a U.S. Holder. Unless otherwise indicated from the context, "Holder" means either a U.S. Holder or a Non-U.S. Holder.

  The Company has not sought and will not seek any rulings from the Service with respect to any position of the Company discussed below. There can be no assurance that the Service will not take a different position from the Company concerning aspects of the tax consequences of the acquisition, ownership or disposition of the Notes or that any such position would not be sustained.

  PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE TAX CONSIDERATIONS DISCUSSED BELOW TO THEIR PARTICULAR SITUATIONS AS WELL AS THE APPLICATION OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS.

LIQUIDATED DAMAGES

  The treatment of interest described below with respect to the Notes is based in part upon the Company's determination that, as of the date of issuance of the Notes, the possibility that Liquidated Damages would be paid to Holders of the Notes pursuant to a Registration Default was remote. The Service may take a different position, which could affect the timing and character of interest income reported by Holders of the Notes. While not free from doubt, if such Liquidated Damages are in fact paid, the Company believes the Liquidated Damages will be taxable to a Holder as ordinary income in accordance with such Holder's method of accounting.

U.S. HOLDERS

  Interest payable on the Notes will be includible in the income of a U.S. Holder in accordance with such Holder's regular method of accounting. If a
Note is redeemed, sold or otherwise disposed of, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on the sale or other disposition of such Note (to the extent such amount does not represent accrued but unpaid interest) and such Holder's tax basis in the Note. Such gain or loss generally will be capital gain or loss, provided that the Holder has held the Note as a capital asset. The recently enacted Taxpayer Relief Act of 1997 made certain changes to the Code with respect to taxation of capital gains of taxpayers other than corporations that are U.S. Holders. In general, the maximum tax rate for non-corporate taxpayers on long-term capital gains has been lowered to 20% from the previous 28% rate for most capital assets (including the Notes) held for more than 18 months. For taxpayers in the 15% regular tax bracket, the maximum tax rate on long-term capital gains is now 10%. Capital gain on such assets having a holding period of more than one year but not more than 18 months will be subject to a maximum tax rate of 28%.

NON-U.S. HOLDERS

  On October 14, 1997, final Treasury Regulations (the "1997 Final Regulations") were issued which affect the U.S. taxation of Non-U.S. Holders of the Notes. The 1997 Final Regulations generally are effective for payments made after December 31, 1998, regardless of the issue date of the Notes with respect to which such payments are made, subject to certain transition rules. The discussion under this heading and under "--Backup Withholding" below is for informational purposes only and is not intended to be a complete discussion of either the statutory and regulatory provisions that apply to payments made on the Notes before January 1, 1999 or the provisions of the 1997 Final Regulations. Prospective Non-U.S. Holders are urged to consult their tax advisors with respect to the possible applicability of the various withholding provisions of the Code and the Treasury Regulations promulgated thereunder.

  Interest on the Notes. Payments of interest on the Notes by the Company or any paying agent to a beneficial owner of a Note that is a Non-U.S. Holder will not be subject to U.S. federal withholding tax, provided that, (i) such holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of stock of the Company entitled to vote; (ii) such holder is not, for U.S. federal income tax purposes, a controlled foreign corporation related, directly or indirectly, to the Company through stock ownership; (iii) such holder is not a bank receiving interest described in Section 881(c)(3)(A) of the Code; and (iv) certain certification requirements (summarized below) are met (the "Portfolio Interest Exception"). If a Non-U.S. Holder of a Note is engaged in a trade or business in the United States, and if interest on the Note is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder), the Non-U.S. Holder, although exempt from U.S. withholding tax, will generally be subject to regular U.S. income tax on such interest in the same manner as if it were a U.S. Holder. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments. For purposes of the branch profits tax, interest on a Note will be included in the earnings and profits of such Non-U.S. Holder if such interest is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States.

  For payments of interest on the Notes made prior to January 1, 1999, generally in order to obtain the exemption from withholding tax described in the first sentence of the preceding paragraph, either (i) the beneficial owner of a Note must certify on Internal Revenue Service Form W-8 or a substitute form that is substantially similar to Form W-8, under penalties of perjury, to the Company or a paying agent, as the case may be, that such owner is a Non-U.S. Holder and must provide such owner's name and address or (ii) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "Financial Institution") and holds the Note on behalf of the beneficial owner thereof must certify, under penalties of perjury, to the Company or paying agent, as the case may be, that such certificate has been received from the beneficial owner by it or by a Financial Institution between it and the beneficial owner and must furnish the payor with a copy thereof. A certificate described in this paragraph is effective only with respect to payments of interest made to the certifying Non-U.S. Holder after delivery of the certificate in the calendar year of its delivery and the two immediately succeeding calendar years. In lieu of the certificate described in this paragraph, a Non-U.S. Holder engaged in a trade or business in the United States (with which interest payments on the Note are effectively connected) must provide to the Company a properly executed Internal Revenue Service Form 4224 in order to claim an exemption from withholding tax.

  A payment of interest on the Notes made to a foreign beneficial owner after December 31, 1998 generally will qualify for the Portfolio Interest Exception or, as the case may be, the exception from withholding for income effectively connected with the conduct of a trade or business in the United States if, at the time such payment is made, the withholding agent holds a valid Form W-8 (or an acceptable substitute form) from the beneficial owner and can reliably associate such payment with such Form W-8. In addition, under certain circumstances a withholding agent is allowed under the 1997 Final Regulations to rely on Form W-8 (or an acceptable substitute form) furnished by a financial institution or other intermediary on behalf of one or more beneficial owners (or other intermediaries) without having to obtain copies of the beneficial owner's Form W-8 (or substitute thereof), provided that the financial institution or intermediary has entered into a withholding agreement with the Service and thus is a "qualified intermediary," and may not be required to withhold on payments made to certain other intermediaries if certain conditions are met.

  Disposition of Notes. Under current law, a Non-U.S. Holder of a Note generally will not be subject to U.S. federal income tax on any gain recognized on the sale, exchange or other disposition of such Note (other than gain attributable to accrued interest, which is subject to the rules discussed above), unless (i) the gain is effectively connected with the conduct of a trade or business in the United States of the Non-U.S. Holder (and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder); (ii) the Non-U.S. Holder is an individual who holds the Note as a capital asset, is present in the United States for 183 days or more in the taxable year of the disposition and either (a) such individual has a U.S. "tax home" (as defined for U.S. federal income tax purposes) or (b) the gain is attributable to an office or other fixed place of business maintained in the United States by such individual; or (iii) the Non-U.S. Holder is subject to tax pursuant to the Code provisions applicable to certain U.S. expatriates. In the case of a Non-U.S. Holder that is described under clause (i) above, its gain will be subject to the U.S. federal income tax on net income that applies to U.S. persons and, in addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to the branch profits tax as described above. An individual Non-U.S. Holder that is described under clause (ii) above will be subject to a flat 30% tax on gain derived from the sale, which may be offset by U.S. capital losses (notwithstanding the fact that he or she is not considered a U.S. resident). Thus, individual Non-U.S. Holders who have spent 183 days or more in the United States in the taxable year in which they contemplate a sale of a Note are urged to consult their tax advisers as to the tax consequences of such sale.

  Estate Tax Consequences. A Note held by an individual who is not a U.S. citizen or resident (as specially defined for United States federal estate tax purposes) at the time of his death will not be subject to U.S. federal estate tax as a result of such individual's death, provided that, at the time of such individual's death, the individual does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of stock of the Company entitled to vote and payments with respect to such Note would not have been effectively connected with the conduct by such individual of a trade or business in the United States.

BACKUP WITHHOLDING

  A Holder may be subject, under certain circumstances, to backup withholding at a 31% rate with respect to "reportable payments" on the Notes. This withholding generally applies only if the Holder (i) fails to furnish his or her social security or other taxpayer identification number ("TIN"); (ii) furnishes an incorrect TIN; (iii) is notified by the Service that he or she has failed to report properly payments of interest and dividends and the Service has notified the Company that the Holder is subject to backup withholding; or (iv) fails, under certain circumstances, to provide a certified statement, signed under penalty of perjury, that the TIN provided is his or her correct number and that he or she is not subject to backup withholding. Any amount withheld from payment to a holder under the backup withholding rules is allowable as a credit against such holder's federal income tax liability, provided that the required information is furnished to the Service. Certain Holders (including, among others, corporations and foreign individuals who comply with certain certification requirements) are not subject to backup withholding. Holders should consult their tax advisors as to their qualifications for exemption from backup withholding and the procedure for obtaining such an exemption.

INFORMATION REPORTING

  The Company is required to furnish certain information to the Service and will furnish annually to record holders of the Notes information with respect to interest paid on the Notes during the calendar year.

CONSEQUENCES OF THE EXCHANGE OFFER TO EXCHANGING AND NONEXCHANGING HOLDERS

  The exchange of a Note for an Exchange Note pursuant to the Exchange Offer will not be taxable to an exchanging Holder for Federal income tax purposes. As a result (i) an exchanging Holder will not recognize any gain or loss on the exchange; (ii) the holding period for the Exchange Note will include the holding period for the Note; and (iii) the basis of the Exchange Note will be the same as the basis for the Note.

  The Exchange Offer will result in no Federal income tax consequences to a nonexchanging Holder of Notes.

                             PLAN OF DISTRIBUTION

  Each broker-dealer that receives New Notes for its own account as a result of market-making activities or other trading activities in connection with the Exchange Offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that for a period of one year after the consummation of the Exchange Offer, it will make available a prospectus meeting the requirements of the Securities Act to any broker-dealer for use in connection with any such resale.

  The Company will receive no proceeds in connection with the Exchange Offer. New Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

                                 LEGAL MATTERS

  The validity of the Notes offered hereby will be passed upon for the Company by Mayer, Brown & Platt of Chicago, Illinois.

                                    EXPERTS

  The consolidated balance sheet of the Company for the years ended December 31, 1997 and 1996 and the related consolidated statements of income (loss), changes in stockholders' deficit and cash flows for each of the three years in the period ended December 31, 1997 included herein have been audited by Coopers & Lybrand, L.L.P., independent public accountants, as stated in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

            ELGIN NATIONAL INDUSTRIES, INC. AND SUBSIDIARY COMPANIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Report of Independent Accountants.........................................  F-1
Consolidated Balance Sheets as of December 31, 1997 and December 31, 1996.  F-2
Consolidated Statements of Income (Loss) for the years ended December 31,
 1997, 1996 and 1995......................................................  F-3
Consolidated Statements of Changes in Stockholder's Deficit for the years ended December 31, 1997, 1996 and 1995...................................  F-4
Consolidated Statements of Cash Flows for the years ended December 31,
 1997, 1996 and 1995......................................................  F-5
Notes to Consolidated Financial Statements................................  F-6

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
Elgin National Industries, Inc.

  We have audited the accompanying consolidated balance sheets of Elgin National Industries, Inc. (formerly known as ENI Holding Corp.) and Subsidiary Companies as of December 31, 1997 and 1996 and the related consolidated statements of income (loss), changes in stockholder's deficit and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Elgin National Industries, Inc. and Subsidiary Companies as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

Coopers & Lybrand

Chicago, Illinois
March 6, 1998

            ELGIN NATIONAL INDUSTRIES, INC. AND SUBSIDIARY COMPANIES

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1997 AND 1996
                        (IN THOUSANDS EXCEPT SHARE DATA)

                           ASSETS                               1997     1996
                           ------                             --------  -------
Current assets:
  Cash and cash equivalents.................................  $  9,337  $10,991
  Accounts receivable, net..................................    27,355   19,888
  Inventories, net..........................................    13,497   12,901
  Prepaid expenses and other assets.........................     1,728      714
  Deferred income tax.......................................     1,596    3,446
                                                              --------  -------
    Total current assets....................................    53,513   47,940
Property, plant and equipment, net..........................    13,582   13,741
Other assets................................................    23,334   21,053
Goodwill and intangibles....................................    12,450   13,180
                                                              --------  -------
    Total assets............................................  $102,879  $95,914
                                                              ========  =======
           LIABILITIES AND STOCKHOLDER'S DEFICIT
           -------------------------------------
Current liabilities:
  Current portion of long-term debt.........................  $    311  $ 3,893
  Accounts payable & accrued expenses.......................    29,967   28,859
                                                              --------  -------
    Total current liabilities...............................    30,278   32,752
Long-term debt less current portion.........................    85,440   22,998
Other liabilities...........................................     1,410      965
Deferred income tax.........................................     4,385    6,091
                                                              --------  -------
    Total liabilities.......................................   121,513   62,806
                                                              --------  -------
Redeemable preferred stock units............................    10,379    9,651
                                                              --------  -------
Redeemable preferred stock..................................     2,847   25,729
                                                              --------  -------
Common stock, (redeemable) (Class A, B and C) (par value
 $.01 per share; authorized 57,703 shares; 18,362 issued and outstanding as of December 31, 1996)
Paid in capital.............................................              1,519
                                                                        -------
Stockholder's deficit:
  Common stock, (Class A) (par value $.01 per share;
   authorized 23,678 shares; 6,408 issued and outstanding as
   of December 31, 1997)
  Retained deficit..........................................   (31,860)  (3,791)
                                                              --------  -------
    Total stockholder's deficit.............................   (31,860)  (3,791)
                                                              --------  -------
    Total liabilities and stockholder's deficit.............  $102,879  $95,914
                                                              ========  =======

   The accompanying notes are an integral part of the consolidated financial statements.

            ELGIN NATIONAL INDUSTRIES, INC. AND SUBSIDIARY COMPANIES

                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                 (IN THOUSANDS)

                                                     1997      1996     1995
                                                   --------  -------- --------
Sales, net........................................ $139,615  $135,651 $126,839
Cost of sales.....................................  102,744   100,119  102,654
                                                   --------  -------- --------
  Gross profit....................................   36,871    35,532   24,185
Selling, general and administrative expenses......   21,840    21,226   19,891
Amortization expense..............................    3,447     3,085    3,052
                                                   --------  -------- --------
  Operating income................................   11,584    11,221    1,242
Other expenses (income)
  Interest expense, net...........................    3,471     3,340    4,807
  Gain on sale of product line....................                      (2,520)
                                                   --------  -------- --------
Income (loss) from continuing operations before
 income taxes.....................................    8,113     7,881   (1,045)
Provision for income taxes........................    3,187     3,191      124
                                                   --------  -------- --------
Income (loss) from continuing operations..........    4,926     4,690   (1,169)
Discontinued operations
  Income from discontinued operations (less
   applicable income taxes of $0, $33, and $200,
   respectively)..................................                 51      281
  Gain on sale of discontinued operations (less
   applicable income taxes of $78, $77 and $375,
   respectively)..................................      122       123      595
                                                   --------  -------- --------
Income (loss) before extraordinary item...........    5,048     4,864     (293)
                                                   --------  -------- --------
Extraordinary loss on early extinguishment of
 debt, net of tax benefit of $366.................     (582)
                                                   --------  -------- --------
Net income (loss)................................. $  4,466  $  4,864 $   (293)
                                                   ========  ======== ========


   The accompanying notes are an integral part of the consolidated financial statements.

            ELGIN NATIONAL INDUSTRIES, INC. AND SUBSIDIARY COMPANIES

          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S DEFICIT

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                        (IN THOUSANDS EXCEPT SHARE DATA)

                                                                        TOTAL
                                                  COMMON RETAINED   STOCKHOLDER'S
                                                  STOCK  (DEFICIT)     DEFICIT
                                                  ------ ---------  -------------
Balance as of December 31, 1994.................  $      $ (3,030)    $ (3,030)
Net loss for the year ended December 31, 1995...             (293)        (293)
Redeemable preferred stock and redeemable
 preferred stock unit dividends ($10 per share).           (2,666)      (2,666)
                                                  ------ --------     --------
Balance as of December 31, 1995.................           (5,989)      (5,989)
Net income for the year ended December 31, 1996.            4,864        4,864
Redeemable preferred stock and redeemable
 preferred stock unit dividends ($10 per share).           (2,666)      (2,666)
                                                  ------ --------     --------
Balance as of December 31, 1996.................           (3,791)      (3,791)
                                                  ------ --------     --------
Net income for the year ended December 31, 1997.            4,466        4,466
Redeemable preferred stock and redeemable
 preferred stock unit dividends (173,946 shares
 at $8.47 per share; 96,629 shares at $10 per
 share).........................................           (2,399)      (2,399)
Repurchase Class B and C common stock...........          (30,136)     (30,136)
                                                  ------ --------     --------
Balance as of December 31, 1997.................  $      $(31,860)    $(31,860)
                                                  ====== ========     ========


   The accompanying notes are an integral part of the consolidated financial statements.

            ELGIN NATIONAL INDUSTRIES, INC. AND SUBSIDIARY COMPANIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                 (IN THOUSANDS)

                                                      1997     1996     1995
                                                     -------  -------  -------
Cash flows from operating activities:
  Net income (loss)................................. $ 4,466  $ 4,864  $  (293)
  Adjustments to reconcile net income (loss) to net
   cash provided by operating activities:
    Depreciation and amortization...................   6,217    5,683    6,084
    Provision for deferred income taxes.............            1,716      411
    Provision for doubtful accounts.................     111      187      126
    Provision for inventories.......................     419      751      648
    Gain on sale of American Fastener Corporation...    (200)    (200)
    Gain on sale of product line....................                    (2,520)
    Gain on sale of GC Thorsen, Inc.................                      (970)
    Income from pension overfunding.................    (757)    (758)    (780)
    (Gain) loss on the disposal of assets...........     (16)     (46)      82
  Changes in assets and liabilities:
    (Increase) decrease in accounts receivable......  (7,578)    (813)  13,572
    (Increase) decrease in inventories..............  (1,015)    (633)      96
    (Increase) decrease in prepaid expenses and
     other assets...................................  (2,393)     180       52
    Increase (decrease) in accounts payable and
     accrued expenses...............................   1,754    6,575  (16,366)
                                                     -------  -------  -------
      Net cash provided by operating activities.....   1,008   17,506      142
                                                     -------  -------  -------
Cash flows from investing activities:
  Proceeds from the sale of assets..................      26      214       45
  Purchase of property, plant and equipment.........  (1,974)  (2,153)  (1,610)
  Purchase Centrifugal Services, Inc................                    (2,334)
  Purchase assets of Process Equipment Company......                      (798)
  Proceeds from the sale of American Fastener
   Corporation......................................            3,874
  Proceeds from the sale of product line............                     5,682
  Proceeds from the sale of GC Thorsen, Inc.........                    23,493
                                                     -------  -------  -------
      Net cash (used) provided by investing
       activities...................................  (1,948)   1,935   24,478
                                                     -------  -------  -------
Cash flows from financing activities:
  Repurchase redeemable preferred stock............. (24,553)
  Repurchase common stock........................... (31,655)
  Debt issuance costs...............................  (3,366)
  Borrowings on revolving debt......................                     2,500
  Borrowings on long-term debt......................  85,000
  Repayments of long-term debt...................... (26,140) (10,785) (23,391)
  Decrease in cash overdrafts.......................                    (1,394)
                                                     -------  -------  -------
      Net cash used in financing activities.........    (714) (10,785) (22,285)
                                                     -------  -------  -------
Net (decrease) increase in cash.....................  (1,654)   8,656    2,335
Cash and cash equivalents at beginning of period....  10,991    2,335
                                                     -------  -------  -------
Cash and cash equivalents at end of period.......... $ 9,337  $10,991  $ 2,335
                                                     =======  =======  =======

   The accompanying notes are an integral part of the consolidated financial statements.

           ELGIN NATIONAL INDUSTRIES, INC. AND SUBSIDIARY COMPANIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF COMPANY

  Elgin National Industries, Inc. ("the Company") owns and operates a diversified group of middle-market industrial manufacturing and engineering services businesses. The Company is organized into two operating groups. Through its Manufactured Products Group, the Company manufactures and supplies custom-designed, highly engineered products used by a wide variety of customers in the industrial equipment, durable goods, mining, mineral processing and electric utility industries, primarily within the United States. Through its Engineering Services Group, the Company provides design, engineering, procurement and construction management services for mineral processing and bulk materials handling systems used in the mining, mineral processing, electric utilities and the rail and marine transportation industries, both within the United States and internationally. The Company's distribution operation included American Fastener Corporation and GC Thorsen, Inc. which were sold in 1996 and 1995, respectively. These operations have been classified and shown as discontinued operations. (See Note 21.)

2. REPURCHASE OF STOCK OWNED BY OUTSIDE INSTITUTIONAL INVESTORS AND MERGER OF ENI HOLDING CORP. WITH ELGIN NATIONAL INDUSTRIES, INC.

  On November 5, 1997 the Company issued $85,000,000 of 11.0% senior notes, part of the proceeds of which was used to repurchase or retire (a) all common stock, preferred stock (all of which was redeemable) and common stock warrants not owned by Senior Management, representing approximately 68% of the total equity of the Company for the aggregate purchase price of $56,208,000 and (b) the senior subordinated indebtedness of its subsidiary, Elgin National Industries, Inc., by payment of $20,777,000 representing the aggregate amount of principal outstanding on such senior subordinated debt and all accrued interest thereon and prepayment fees. The cost of early extinguishment of the senior subordinated debt includes amortization of the remaining financing cost of $648,000 and prepayment penalty of $300,000 and is reflected net of taxes as an extraordinary item on the accompanying consolidated statements of income. Effective immediately after repurchase and redemption, Elgin National Industries, Inc. merged into ENI Holding Corp., with ENI Holding Corp. being the surviving corporation. ENI Holding Corp. then changed the name of the surviving corporation to Elgin National Industries, Inc.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The significant accounting policies of the Company are summarized below:

 (a) Principles of Consolidation

  The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

 (b) Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 (c) Revenues and Cost Recognition on Contracts

  The length of the Company's construction contracts varies, but is typically longer than one year. However, in accordance with industry practice, contract-related assets and liabilities are classified as current in the accompanying consolidated balance sheets. Revenues are recognized on the percentage-of-completion method measured by comparing costs incurred to date with total estimated costs on each project. Contract costs include

           ELGIN NATIONAL INDUSTRIES, INC. AND SUBSIDIARY COMPANIES direct material and engineering costs along with indirect costs related to contract performance. Favorable adjustments to these cost estimates are made and recognized in income over the remaining contract period. Unfavorable adjustments are recorded as soon as they are apparent. Estimated losses on uncompleted contracts are provided in full within the period in which such losses are determinable.

 (d) Inventories

  Inventories are valued at the lower of cost or market. Cost is determined on the first-in, first-out (FIFO) and the average cost bases.

 (e) Property, Plant and Equipment

  Property, plant and equipment are stated at cost. Depreciation is computed principally using the straight-line and double declining-balance methods over the estimated useful lives of the related assets which range from 3 to 30 years. Upon the sale or other disposition of an asset, the cost and related accumulated depreciation are removed from the accounts, and the gain or loss is included in income. Maintenance and repair costs are charged to earnings as incurred. Costs of improvements are capitalized.

 (f) Goodwill and Intangibles

  The excess of cost over fair value of the net assets acquired is reflected in the consolidated financial statements as goodwill and is being amortized using the straight-line method over a period of twenty years.

  Intangibles consist primarily of non-compete agreements and are being amortized using the straight-line method over a period of five years.

 (g) Long-Lived Assets

  Effective 1996, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS 121), which requires that long-lived assets and certain identifiable intangibles of an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required. The adoption did not have a material effect on the Company's financial position or results of operation.

 (h) Income Taxes

  Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at December 31, 1997 and 1996 based on tax rates applicable to the periods in which the differences are expected to affect taxable earnings. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

 (i) Warrants Subject to Put

  Warrants were issued to the senior subordinated debt holders and are stated at their estimated fair value. As discussed in Note 11, these warrants were subject to a put option at a price equal to the fair value of the underlying stock. The warrants were repurchased by the Company on November 5, 1997.

           ELGIN NATIONAL INDUSTRIES, INC. AND SUBSIDIARY COMPANIES

 (j) Cash Equivalents

  The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents, which approximate fair value.

 (k) Accounting Principles to be Adopted

  The Company will implement the provisions of Statement of Financial Accounting Standard No. 130, "Reporting Comprehensive Income" (SFAS No. 130), which will be effective for interim and annual financial statements issued for periods beginning after December 15, 1997. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Management believes that adoption of SFAS No. 130 will not have a material effect on the Company.

  The Company will implement the provisions of Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS No. 131), which will be effective for periods beginning after December 15, 1997. SFAS No. 131 specifies revised guidelines of determining an entity's operating segments and the type and level of financial information to be disclosed. The Company intends to adopt this standard in 1998 by making the required note disclosures. The adoption of this standard is not expected to have a material effect on the Company's financial position or results of operations.

 (l) Reclassification

  Certain amounts in the 1996 and 1995 financial statements have been reclassified to conform to 1997 presentation.

4. ACCOUNTS RECEIVABLE

  Accounts receivable consist of:

                                                                 DECEMBER 31,
                                                                ---------------
                                                                 1997    1996
                                                                ------- -------
                                                                (IN THOUSANDS)
      Trade accounts........................................... $ 9,183 $ 8,655
                                                                ------- -------
      Construction contracts:
        Billed.................................................  14,009   9,551
        Costs and estimated earnings in excess of billings on
         contracts.............................................   2,830     436
        Retainage due upon completion of contracts.............   1,697   1,558
                                                                ------- -------
                                                                 18,536  11,545
                                                                ------- -------
      Other receivables........................................     214     241
                                                                ------- -------
                                                                 27,933  20,441
      Less allowance for doubtful accounts.....................     578     553
                                                                ------- -------
                                                                $27,355 $19,888
                                                                ======= =======

  Billings exceeded related costs and gross profit recognized on certain contracts by $9,793,000 and $8,446,000 as of December 31, 1997 and 1996,
respectively. These amounts are classified as current liabilities in the accompanying consolidated balance sheets.

  It is estimated that all of the retainage due upon completion of contracts at December 31, 1997 will be collected in 1998.

           ELGIN NATIONAL INDUSTRIES, INC. AND SUBSIDIARY COMPANIES

  A significant portion of the Company's business activity is concentrated within the coal mining industry. Accounts receivable at December 31, 1997 and 1996 from companies within the coal mining industry were $7,556,000 and $9,601,000, respectively.

5. INVENTORIES

  Inventories consist of:

                                                                 DECEMBER 31,
                                                                ---------------
                                                                 1997    1996
                                                                ------- -------
                                                                (IN THOUSANDS)
      Finished goods........................................... $ 8,073 $ 7,008
      Work-in-process..........................................   1,524   1,260
      Raw materials............................................   5,501   6,029
                                                                ------- -------
                                                                 15,098  14,297
      Less excess and obsolete reserve.........................   1,601   1,396
                                                                ------- -------
                                                                $13,497 $12,901
                                                                ======= =======

6. PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment, at cost, consist of:

                                                                 DECEMBER 31,
                                                                ---------------
                                                                 1997    1996
                                                                ------- -------
                                                                (IN THOUSANDS)
      Land..................................................... $ 1,560 $ 1,560
      Buildings and improvements...............................   4,660   4,457
      Machinery and equipment..................................  16,585  15,057
                                                                ------- -------
                                                                 22,805  21,074
      Less accumulated depreciation............................   9,223   7,333
                                                                ------- -------
                                                                $13,582 $13,741
                                                                ======= =======

  Depreciation expense, including amounts related to discontinued operations, for the years ended December 31, 1997, 1996 and 1995 was $2,122,000, $2,479,000 and $2,737,000, respectively.

7. GOODWILL AND INTANGIBLES

  The components of goodwill and intangibles are as follows:

                                                                 DECEMBER 31,
                                                                ---------------
                                                                 1997    1996
                                                                ------- -------
                                                                (IN THOUSANDS)
      Goodwill................................................. $ 9,891 $ 9,891
      Non-compete agreements...................................   8,934   8,934
      Financing and acquisition costs..........................   3,619   4,505
                                                                ------- -------
                                                                 22,444  23,330
      Less accumulated amortization............................   9,994  10,150
                                                                ------- -------
                                                                $12,450 $13,180
                                                                ======= =======

  Amortization expense, including amounts related to discontinued operations and the early extinguishment of debt, was $4,095,000, $3,204,000 and $3,347,000, for the years ended December 31, 1997, 1996 and 1995, respectively.

           ELGIN NATIONAL INDUSTRIES, INC. AND SUBSIDIARY COMPANIES

8. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

  Accounts payable and accrued expenses consist of:

                                                                  DECEMBER 31,
                                                                 ---------------
                                                                  1997    1996
                                                                 ------- -------
                                                                 (IN THOUSANDS)
      Accounts payable--trade..................................  $ 7,754 $ 8,922
      Accounts payable--other..................................      403     319
      Billings on contracts in excess of costs and gross profit
       recognized..............................................    9,793   8,446
      Accrued payroll and commissions..........................    3,391   2,752
      Other accruals...........................................    8,626   8,420
                                                                 ------- -------
                                                                 $29,967 $28,859
                                                                 ======= =======

9. INCOME TAXES

  The types of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts that give rise to a significant portion of the deferred tax liability and deferred tax asset and their approximate tax effect are as follows:

                                         DECEMBER 31, 1997   DECEMBER 31, 1996
                                         ------------------  ------------------
                                         TEMPORARY    TAX    TEMPORARY    TAX
                                         DIFFERENCE EFFECT   DIFFERENCE EFFECT
                                         ---------- -------  ---------- -------
                                           (IN THOUSANDS)      (IN THOUSANDS)
      Accounts receivable..............                       $   553   $   214
      Inventories......................   $ 1,634   $   631     1,998       772
      Accrued expenses.................     6,390     2,468     5,765     2,227
      Intangibles......................     5,103     1,971     3,471     1,341
      Net operating loss...............                 448                 448
                                          -------   -------   -------   -------
          Total deferred tax asset.....    13,127     5,518    11,787     5,002
                                          -------   -------   -------   -------
      Accounts receivable..............    (1,161)     (449)
      Prepaid pension..................   (18,791)   (7,257)  (18,032)   (6,965)
      Property plant & equipment.......    (1,557)     (601)   (1,766)     (682)
                                          -------   -------   -------   -------
          Total deferred tax liability.   (21,509)   (8,307)  (19,798)   (7,647)
                                          -------   -------   -------   -------
      Net deferred tax liability.......   $(8,382)  $(2,789)  $(8,011)  $(2,645)
                                          =======   =======   =======   =======

  The components of the provision (benefit) for income taxes are:

                                                                YEARS ENDED
                                                                DECEMBER 31,
                                                             ------------------
                                                              1997   1996  1995
                                                             ------ ------ ----
                                                               (IN THOUSANDS)
      Current
        Federal............................................. $2,142 $1,167 $166
        State...............................................    575    573  283
        Foreign.............................................     38
      Deferred
        Federal.............................................    118  1,473  300
        State...............................................     26     88  (50)
                                                             ------ ------ ----
                                                             $2,899 $3,301 $699
                                                             ====== ====== ====

           ELGIN NATIONAL INDUSTRIES, INC. AND SUBSIDIARY COMPANIES

  Allocation of the provision for income taxes in the 1997, 1996 and 1995 Consolidated Statements of Income (Loss) include the following:

                                                                YEARS ENDED
                                                                DECEMBER 31,
                                                             -------------------
                                                              1997    1996  1995
                                                             ------  ------ ----
                                                               (IN THOUSANDS)
      Continuing operations................................  $3,187  $3,191 $124
      Discontinued operations--income from discontinued
       operations..........................................              33  200
      Discontinued operations--gain on sale of discontinued
       operations..........................................      78      77  375
      Extraordinary loss--tax benefit......................    (366)
                                                             ------  ------ ----
                                                             $2,899  $3,301 $699
                                                             ======  ====== ====

  The Company's effective tax rates of 39%, 40% and 172% for the years ended December 31, 1997, 1996 and 1995, respectively, differ from the statutory federal tax rate of 34% as follows:

                                                               YEARS ENDED
                                                               DECEMBER 31,
                                                            -------------------
                                                             1997    1996  1995
                                                            ------  ------ ----
                                                              (IN THOUSANDS)
      Income before income taxes........................... $7,365  $8,165 $406
                                                            ======  ====== ====
      Statutory federal income tax.........................  2,504   2,776  138
      State taxes net of federal benefit...................    455     418  130
      Foreign sales corporation income tax.................     88      54    5
      Other Items..........................................   (148)     53  426
                                                            ------  ------ ----
                                                            $2,899  $3,301 $699
                                                            ======  ====== ====

  The Company made cash payments for income taxes totalling $3,201,000, $1,585,000 and $538,000 during the years ended December 31, 1997, 1996 and 1995, respectively.

10. LONG-TERM DEBT

  Long-term debt consists of:

                                         INTEREST RATE
                                              AT                 DECEMBER 31,
                                         DECEMBER 31,  YEAR OF  ---------------
                TYPE OF ISSUE                1997      MATURITY  1997    1996
                -------------            ------------- -------- ------- -------
                                                                (IN THOUSANDS)
      Fixed rate:
        Senior notes...................      11.00%      2007   $85,000
        Senior subordinated notes......                  2001           $19,847*
        Notes payable..................       6.00%      2000       751   1,044
      Variable rate:
        Revolver loan..................                  2000
        Term loan......................                  1998             6,000*
                                                                ------- -------
      Total long-term debt.............                          85,751  26,891
      Less current maturities..........                             311   3,893
                                                                ------- -------
      Total non-current long-term debt.                         $85,440 $22,998
                                                                ======= =======

--------
  *Loans prepaid in year ended December 31, 1997

           ELGIN NATIONAL INDUSTRIES, INC. AND SUBSIDIARY COMPANIES

  Under the terms of the Bank Credit Agreement, the revolver loan has a borrowing capacity of up to $20,000,000 (less any outstanding letters of credit) based upon a monthly variable borrowing base. At December 31, 1997, the Company's available borrowing base of $15,988,000 less their outstanding letters of credit of $3,953,000 resulted in an unused portion of the revolving credit facility of $12,035,000. The revolver interest was at either (a) the greater of Federal Funds Rate plus 0.5% or the bank's reference rate, or (b) LIBOR plus 1.5%. A commitment fee of 3/10% per annum on unused borrowable money under the revolving loan and a 1.5% per annum fee for outstanding letters of credit is payable to the bank quarterly.

  The Company's accounts receivables and inventory are pledged under the terms of the Bank Credit Agreement.

  The Bank Credit Agreement contains certain restrictive covenants, which, among other things, limit the amount of indebtedness, limit the payment of dividends and require the maintenance of certain financial ratios.

  Annual principal payments on long-term debt at December 31, 1997 were as follows (in thousands):

                                                         SENIOR   NOTES
                                                          NOTES  PAYABLE  TOTAL
                                                         ------- ------- -------
      1998..............................................          $311   $   311
      1999..............................................           331       331
      2000..............................................           109       109
      2001..............................................
      2002..............................................
      2003 and thereafter............................... $85,000          85,000
                                                         -------  ----   -------
                                                         $85,000  $751   $85,751
                                                         =======  ====   =======

  Under the terms of the senior notes, the Company is required to make only interest payments until the senior notes maturity in 2007. The senior notes may be redeemed, in whole or in part, at any time on or after November 1, 2002 at the option of the Company, at the redemption prices as detailed below, being equal to a percentage of the principal amount of the notes being redeemed, plus accrued and unpaid interest and specified liquidated damages, if any, to the date of redemption.

             YEAR                           PERCENTAGE
             ----                           ----------
             2002..........................  105.500%
             2003..........................  103.667%
             2004..........................  101.833%
             2005 and thereafter...........  100.000%

  In addition, in the event of a Change of Control, each holder of the senior notes will have the right to require the Company to make an offer to purchase such holder's notes, in whole or in part, at a price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest and liquidated damages, if any, to the date of purchase.

  The senior notes contain certain restrictive covenants, which, among other things, limit the ability of the Company to incur additional indebtedness and make certain restricted payments, grant liens upon its assets, sell certain assets, merge or consolidate.

  The senior notes are unsecured obligations and are guaranteed by the Company's material domestic subsidiaries.

           ELGIN NATIONAL INDUSTRIES, INC. AND SUBSIDIARY COMPANIES

  The Company's interest expense for the years ended December 31, 1997, 1996 and 1995 was $4,282,000, $3,662,000 and $4,953,000, respectively. The Company made cash payments for interest totalling $2,964,000, $3,760,000 and $5,084,000, respectively, during 1997, 1996 and 1995.

  Based upon the Company's ability to obtain financing under similar terms, the estimated fair value of the Company's long-term debt including the current portion was $88,938,000 at December 31, 1997 and approximated its carrying value at December 31, 1996.

11. WARRANTS SUBJECT TO PUT

  Effective November 5, 1997, the Company repurchased warrants outstanding from its senior subordinated debt holders for the purchase of up to 1,678 shares of Class B common stock. The warrants also had a put option which, under certain events, allowed the holders to exercise the put option at the fair value of the underlying common stock represented by the warrants. The estimated fair value of the warrants was $153,000 at December 31, 1996, and was included in other accruals.

12. REDEEMABLE PREFERRED STOCK UNITS

  In exchange for amounts owed to certain officers, the Company granted to them redeemable preferred stock units redeemable on December 31, 2007 with an aggregate principal value of $7,274,000 provided, that, the Company's obligation to make a redemption payment at such time is subject to the restrictions contained in the Indenture governing the 11% senior notes due 2007.

  The Company had accrued dividend equivalent amounts equal to $3,105,000 and $2,377,000 at December 31, 1997 and 1996, respectively. Principal and accrued dividend equivalent amounts were $10,379,000 and $9,651,000 at December 31, 1997 and 1996, respectively, and will be paid in tandem with the Company's redeemable preferred stock dividend and redemption payments.

13. REDEEMABLE PREFERRED STOCK

  The Company has 550,000 shares of $1.00 par value redeemable preferred stock authorized with 19,952 shares issued and outstanding at December 31, 1997. The redeemable preferred stock is mandatorily redeemable at $100 per share totalling $1,995,000 for all shares currently outstanding, plus all accrued and unpaid dividends thereon on December 31, 2007 or upon the occurrence of a qualified public offering or other sale of the Company.

  The redeemable preferred stock has a preferential liquidation value of $100 per share and accrues cumulative preferred dividends at 10% per annum of the liquidation value. Dividends accrue cumulatively at a rate of 10% per annum. Redeemable preferred stock has no voting rights.

  With the completion of the repurchase (see Note 2.) on November 5, 1997, the Company repurchased all redeemable preferred stock not owned by Senior Management.

  The Company had accrued dividends of $852,000 and $6,339,000 as of December 31, 1997 and 1996, respectively.

14. COMMON STOCK

  In conjunction with the repurchase of all outstanding Class B and Class C common stock which was owned by outside institutional investors (see Note 2.), the Company's Articles of Incorporation were amended, eliminating Class B and Class C common stock. All associated paid in capital was eliminated in the repurchase and redemption transaction.

           ELGIN NATIONAL INDUSTRIES, INC. AND SUBSIDIARY COMPANIES

  Following are the number of shares authorized, issued and outstanding for each of the Company's classes of capital stock as of December 31, 1997 and 1996.

                                                                   1996
                                                     1997  --------------------
                                                    COMMON COMMON COMMON COMMON
                                                    CLASS  CLASS  CLASS  CLASS
                                                      A      A      B      C
                                                    ------ ------ ------ ------
      Par value.................................... $ 0.01 $ 0.01 $ 0.01 $ 0.01
      Shares authorized............................ 23,678 23,678 23,678 10,347
      Shares issued and outstanding................  6,408  6,408  1,608 10,346

  Class A common stock has voting rights of one vote per share.

  All classes of common stock were formerly subject to a put option (by agreement of the shareholders) available in certain circumstances whereby the common stock could be sold back to the Company. This put option was eliminated in connection with the repurchase of all outstanding stock owned by outside institutional investors.

15. PENSION AND PROFIT SHARING PLANS

  The Company has a noncontributory defined benefit plan which is open to all eligible, full-time, nonunion employees and is salary related and integrated with Social Security. The Company's funding policy for the plan is to fund the minimum annual contribution required by applicable regulations.

  Pension plan assets are primarily invested in bonds, corporate notes and common stock.

  The following table sets forth the funded status of the pension plan and amounts recognized in the Company's consolidated financial statements at December 31:

                                                                1997     1996
                                                               -------  -------
                                                               (IN THOUSANDS)
      Actuarial present value of benefit obligations--
       accumulated benefit obligations, including vested
       benefits, of $14,348 and $14,849 respectively.........  $14,729  $15,314
                                                               =======  =======
      Projected benefit obligations for service rendered.....  $17,134  $17,276
      Plan assets at fair value..............................   39,858   35,636
                                                               -------  -------
      Plan assets in excess of projected benefit obligations.   22,724   18,360
      Unrecognized prior service cost........................     (170)    (191)
      Unrecognized (gain) loss from experience...............   (3,763)    (135)
                                                               -------  -------
      Prepaid pension cost included in other assets..........  $18,791  $18,034
                                                               =======  =======

  Net pension cost included the following components:

                                                         1997    1996    1995
                                                        ------  ------  ------
      Service cost--benefits earned during the period.. $  745  $  767  $  629
      Interest cost on projected benefit obligation....  1,063   1,024   1,127
      Actual return on plan assets..................... (6,174) (2,524) (5,420)
      Net amortization and deferral....................  3,609     (25)  2,884
                                                        ------  ------  ------
      Subtotal net periodic pension income.............    757     758     780
      Recognition of GC Thorsen, Inc. settlement and
       curtailment.....................................                   (217)
                                                        ------  ------  ------
      Total net periodic pension income................ $  757  $  758  $  563
                                                        ======  ======  ======

           ELGIN NATIONAL INDUSTRIES, INC. AND SUBSIDIARY COMPANIES

  In determining the actuarial present value of the projected benefit obligations, the settlement rate used was 6.25% and 6.5% in 1997 and 1996, respectively. For 1997 and 1996 the rate of increase in the future compensation level was 5.5%. The expected long-term rate of return on assets was 8.0% in 1997 and 1996.

  In addition, the Company makes contributions to a union-administered pension plan for certain employees who do not participate in the Company's pension plan. The Company's aggregate expense for these plans for the years ended December 31, 1997, 1996 and 1995 was $55,000, $56,000 and $68,000,
respectively.

  The Company has a combined 401(k) employee savings and a profit sharing plan for all eligible, full-time, nonunion employees. Contributions to the plan are based upon management's discretion. The Company's aggregate expense for these plans for the years ended December 31, 1997, 1996 and 1995 was $1,325,000, $1,241,000 and $1,024,000, respectively.

  In 1995, the Company established a nonqualified supplemental employee retirement plan ("SERP") for certain employees whose pension benefits were limited by the Omnibus Budget Reconciliation Act of 1993, the Employee Retirement Income Security Act and the Uruguay Round General Agreement on Tariffs and Trade ("GATT").

  The following table sets forth the funded status of the SERP and amounts recognized in the Company's consolidated financial statements at December 31:

                                                                  1997   1996
                                                                 ------  -----
                                                                     (IN
                                                                  THOUSANDS)
      Actuarial present value of accumulated benefit obligation
      including vested benefits of $664 and $245 respectively... $  664  $ 245
                                                                 ======  =====
      Projected benefit obligation for service rendered......... $1,069  $ 825
      Plan assets at fair value.................................
                                                                 ------  -----
      Projected benefit obligation in excess of plan assets..... (1,069)  (825)
      Unrecognized prior service cost...........................    362    504
      Unrecognized net loss from experience.....................    227     47
                                                                 ------  -----
      Pension liability included in other liabilities........... $ (480) $(274)
                                                                 ======  =====

  Net SERP cost included in the following components:

                                                                 1997 1996 1995
                                                                 ---- ---- ----
      Service cost benefits earned during the period............ $ 64 $ 56 $ 44
      Interest cost on projected benefit obligation.............   64   47   44
      Net amortization and deferral.............................  151   41   41
                                                                 ---- ---- ----
      Net periodic pension cost................................. $279 $144 $129
                                                                 ==== ==== ====

  In determining the actuarial present value of the projected benefit obligation, the settlement rate used was 6.25% and 6.50% in 1997 and 1996, respectively. For 1997 and 1996, the rate of increase in the future compensation level was 5.5%.

  In addition, the Company established during 1995 a non-qualified profit sharing plan for certain employees whose 401(k) benefits were also limited by the Omnibus Budget Reconciliation Act of 1993, the Employee Retirement Income Security Act and the Uruguay Round General Agreement on Tariffs and Trade ("GATT"). The Company's expense for this plan in 1997, 1996 and 1995 was $77,000, $61,000 and $50,000, respectively.

           ELGIN NATIONAL INDUSTRIES, INC. AND SUBSIDIARY COMPANIES

16. LEASES

  The Company has entered into noncancellable operating leases, primarily for office space, vehicles and equipment, that have initial or remaining terms of more than one year.

  Future minimum annual rental expenditures are as follows:

                                        (IN THOUSANDS)
                                        --------------
             1998......................     $1,230
             1999......................      1,175
             2000......................        808
             2001......................        567
             2002......................        532
             2003 and thereafter.......      1,785
                                            ------
                                            $6,097
                                            ======

  Rental expense for the twelve months ended December 31, 1997, 1996 and 1995 was $1,422,000, $1,609,000 and $1,582,000, respectively.

17. RELATED PARTY TRANSACTIONS

  At December 31, 1997 and 1996, the Company had the following outstanding notes receivables and note payable:

    (I) Two notes receivable from a limited partnership owned by an officer each with principal due in the amount of $1,000,000 due in December, 2007. Prepayment is required if the value to be paid under the redeemable preferred stock units at the time of payment is less than the aggregate amount of the principal and interest outstanding. Interest accrues at 5.35% and 6.31%, respectively, and is payable at the earlier of prepayment or maturity. Interest earned for the years ended December 31, 1997, 1996 and 1995 was $55,000, $53,000 and $53,000, respectively.

    (II) Notes receivable from certain officers in the total principal amount of $1,033,000 and $600,000 due in December, 2007. Interest accrues at 6.42% and 6.31%, respectively, per annum. Interest earned was $55,000, $52,000, and $52,000, respectively, for the years ended December 31, 1997, 1996 and 1995.

    The principal and related accrued interest on terms (I) and (II) are included in other long-term assets in the accompanying balance sheet.

    (III) Subject to an offset agreement, notes receivable and a note payable in the amount of $1,603,000 with a limited partnership owned by an officer. These notes accrue interest at 5.35% annually. All notes are due in December, 2007.

18. CONTINGENCIES

  The Company has claims against others, and there are claims by others against it, in a variety of matters arising out of the conduct of the Company's business. The ultimate resolution of all such claims would not, in the opinion of management, have a material effect on the Company's financial position, cash flows or results of operations.

  In connection with the 1993 leveraged buyout of the Company, The Jupiter Corporation ("Jupiter"), the previous owner, agreed to indemnify the Company against various claims and ongoing litigation and assumed the defense of such litigation. The litigation includes a wrongful death product liability claim against one of the

           ELGIN NATIONAL INDUSTRIES, INC. AND SUBSIDIARY COMPANIES

Company's subsidiaries in connection with an accident at a work site. Although the Company believes that Jupiter and its insurance carrier are performing on the indemnity obligations, there can be no assurance that they will continue to do so or that the Company would successfully recover on the indemnity in the event of an adverse judgement against the subsidiary or adverse outcomes in any other proceedings. In any such case, the Company would bear the cost of defense and any adverse judgment. One or more such adverse judgements could materially and adversely affect the Company's business, financial condition, results of operations and debt service capability.

19. ACQUISITIONS

  In 1995, the Company purchased all of the outstanding shares of Centrifugal Services, Inc. for $2,334,000 comprised of $1,512,000 cash and $822,000 of notes payable.

  In addition, during 1995, a subsidiary of the Company purchased selected assets of Process Equipment Company for $798,000 comprised of a note payable. In conjunction with the acquisition of the assets, an accounts payable liability of $52,000 was assumed.

20. SALE OF PRODUCT LINE

  On March 1, 1995, the Company sold the assets related to the spoke and nipple product line of one of its divisions. Assets with a book value of $3,162,000 were sold resulting in a before income tax gain of $2,520,000. This product line had sales of $1,064,000 for the two months ended February 28, 1995.

21. DISCONTINUED OPERATIONS

  On April 5, 1995, the Company sold all the outstanding shares of its subsidiary GC Thorsen, Inc. for $23,651,000 resulting in a gain of $595,000, net of income taxes.

  The results of GC Thorsen, Inc. have been reported as discontinued operations in the Consolidated Statements of Income. Summarized results of GC Thorsen, Inc. are as follows:

                                                             THREE MONTHS ENDED
                                                               MARCH 31, 1995
                                                             ------------------
                                                               (IN THOUSANDS)
      Sales, net............................................      $10,481
      Cost and expenses.....................................       10,228
                                                                  -------
      Income before income taxes............................          253
      Provision for taxes...................................          101
                                                                  -------
      Income from discontinued operations...................          152
      Gain on sale of GC Thorsen, Inc. (net of income taxes
       of $375).............................................          595
                                                                  -------
      Total earnings related to discontinued GC Thorsen,
       Inc..................................................      $   747
                                                                  =======

  On December 31, 1996, the Company sold all the outstanding shares of its subsidiary American Fastener Corporation for $3,982,000 resulting in a gain of $123,000, net of income tax.

  An additional gain of $122,000, net of income tax, was recognized in 1997 upon the final purchase price adjustment.

              ELGIN NATIONAL INDUSTRIES AND SUBSIDIARY COMPANIES

  The results of American Fastener Corporation have been reported as discontinued operations in the Consolidated Statements of Income. Summarized results of American Fastener Corporation are as follows:

                                                            YEARS ENDED DECEMBER
                                                                    31,
                                                            --------------------
                                                            1997  1996    1995
                                                            ---- ------- -------
                                                               (IN THOUSANDS)
      Sales, net...........................................      $10,240 $10,639
      Cost and expenses....................................       10,156  10,411
                                                            ---- ------- -------
      Income before income taxes...........................           84     228
      Provision for taxes..................................           33      99
                                                            ---- ------- -------
      Income from discontinued operations..................           51     129
                                                            ---- ------- -------
      Gain on sale of American Fastener Corporation
       (net of income taxes of $78 and $77, respectively).. $122     123
                                                            ---- ------- -------
          Total earnings related to discontinued
           American Fastener Corporation................... $122 $   174 $   129
                                                            ==== ======= =======

22. SEGMENT INFORMATION

  The Company operates predominantly within the United States, primarily in two industries, Manufactured Products and Engineering Services. By December 31, 1996, the Company had disposed of its Distribution group which comprised GC Thorsen, Inc. and American Fastener Corporation. Information about the Company by industry is presented below:

                                                 YEARS ENDED DECEMBER 31,
                                                ----------------------------
                                                  1997      1996      1995
                                                --------  --------  --------
                                                      (IN THOUSANDS)
      Sales, net, to unaffiliated customers
       from continuing operations:
        Manufactured Products.................. $ 78,592  $ 78,952  $ 74,859
        Engineering Services...................   61,023    56,699    51,980
                                                --------  --------  --------
          Total sales, net..................... $139,615  $135,651  $126,839
                                                ========  ========  ========
      Operating income (loss) from continuing
       operations:
        Manufactured Products.................. $ 14,942  $ 14,094  $ 13,034
        Engineering Services...................    3,031     2,658    (6,879)
        Corporate including interest expense...   (9,860)   (8,871)   (7,200)
                                                --------  --------  --------
          Income (loss) before taxes........... $  8,113  $  7,881  $ (1,045)
                                                ========  ========  ========
      Depreciation & amortization:
        Manufactured Products.................. $  2,440  $  2,532  $  2,726
        Engineering Services...................    1,485     1,545     1,536
        Corporate and discontinued operations..    2,292     1,606     1,822
                                                --------  --------  --------
          Total depreciation & amortization.... $  6,217  $  5,683  $  6,084
                                                ========  ========  ========
      Capital expenditures:
        Manufactured Products.................. $  1,754  $  1,440  $  1,306
        Engineering Services...................      218       199       165
        Corporate and discontinued operations..        2       514       139
                                                --------  --------  --------
          Total capital expenditures........... $  1,974  $  2,153  $  1,610
                                                ========  ========  ========

              ELGIN NATIONAL INDUSTRIES AND SUBSIDIARY COMPANIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)


                                                                  DECEMBER 31,
                                                                ----------------
                                                                  1997    1996
                                                                -------- -------
                                                                 (IN THOUSANDS)
      Identifiable assets:
        Manufactured Products.................................. $ 34,710 $34,083
        Engineering Services...................................   19,525  15,395
        Corporate and other....................................   48,644  46,436
                                                                -------- -------
          Total assets......................................... $102,879 $95,914
                                                                ======== =======

  Corporate and other identifiable assets primarily include prepaid pension costs and cash and cash equivalents.

23. SUBSIDIARY GUARANTORS

  The Company's payment obligations under the senior notes and revolver loan are fully and unconditionally guaranteed on a joint and several basis (collectively, "Subsidiary Guarantees") by Tabor Machine Company, Norris Screen and Manufacturing, Inc., TranService, Inc., Mining Controls, Inc., Clinch River Corporation, Centrifugal Services, Inc., Roberts & Schaefer Company and Soros Associates, Inc., each a direct, wholly-owned subsidiary of the Company. The following summarized combined financial data illustrates the composition of the combined Guarantors.

                                                                  DECEMBER 31,
                                                                 ---------------
                                                                  1997    1996
                                                                 ------- -------
                                                                 (IN THOUSANDS)
      Current assets............................................ $28,893 $23,670
      Noncurrent assets.........................................  11,691  15,338
                                                                 ------- -------
          Total assets.......................................... $40,584 $39,008
                                                                 ======= =======
      Current liabilities....................................... $20,241 $19,555
                                                                 ------- -------
          Total liabilities..................................... $20,241 $19,555
                                                                 ======= =======

                                                       YEARS ENDED DECEMBER 31,
                                                       ------------------------
                                                         1997    1996    1995
                                                       -------- ------- -------
                                                            (IN THOUSANDS)
      Sales, net...................................... $101,014 $97,358 $97,102
      Gross profit....................................   20,334  20,220  12,816
      Income (loss) from continuing operations........    6,837   6,649  (2,645)
      Net income (loss)...............................    4,307   4,673  (1,201)

  The direct and non-direct, non-guarantor subsidiaries, in terms of assets, equity, income, and cash flows, on an individual and combined basis are inconsequential.

  Separate financial statements of the Guarantors are not presented because management has determined that these would not be material to investors.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CON-STITUTE AN OFFER TO SELL, OR SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEI-THER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Summary...................................................................    1
Risk Factors..............................................................   13
The Recapitalization Transactions.........................................   21
Use of Proceeds...........................................................   22
Capitalization............................................................   23
Selected Historical and Pro Forma Consolidated Financial Data.............   24
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   26
Business..................................................................   33
Management................................................................   48
Principal Stockholders....................................................   51
Related Transactions......................................................   52
Description of Senior Credit Facility.....................................   53
Description of Capital Stock..............................................   54
The Exchange Offer........................................................   55
Description of New Notes..................................................   63
Certain United States Federal Tax Consequences............................   93
Plan of Distribution......................................................   96
Legal Matters.............................................................   96
Experts...................................................................   96
Index to Consolidated Financial Statements................................  F-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                     LOGO

                        ELGIN NATIONAL INDUSTRIES, INC.

                                  $85,000,000

                           11% SERIES B SENIOR NOTES
                                   DUE 2007

                              -------------------

                                  PROSPECTUS

                              APRIL 3, 1998

                              -------------------



-------------------------------------------------------------------------------
-------------------------------------------------------------------------------